UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2023

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

  Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F  ☐

Quarterly Financial Information

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[105000] Management commentary

Management commentary

Mexico City, May 2, 2023 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the full year and fourth quarter of 2022. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Financials have been adjusted to reflect the impact of the TelevisaUnivision Transaction (as defined below) which was closed on January 31, 2022. Results from the content assets included in the transaction are presented as discontinued operations.

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2022 and 2021, in millions of Mexican pesos:

	2022	Margin	2021	Margin	Change
		%		%	%
Revenues	75,526.6	100.0	73,915.4	100.0	2.2
Operating segment income[1]	28,010.1	36.8	29,378.9	39.5	(4.7)
1 The operating segment income margin is calculated as a percentage of segment revenues.
Revenues increased by 2.2% to Ps.75,526.6 million in 2022 compared with Ps.73,915.4 million in 2021. This increase was due to revenue growth in the Cable and Other Businesses segments. Operating segment income decreased by 4.7%, translating into a 36.8% margin. Excluding the amortization of costs and expenses related to the transmission rights of the World Cup Qatar 2022 at Sky, operating segment income would have declined only by 1.5%, for a 38.0% margin.

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2022 and 2021, in millions of Mexican pesos:

	2022	Margin	2021	Margin	Change
		%		%	%
Revenues	75,526.6	100.0	73,915.4	100.0	2.2
Net income	45,283.9	60.0	7,354.8	10.0	515.7
Net income attributable to stockholders of the Company	44,712.2	59.2	6,055.8	8.2	638.3
Segment Revenues	76,089.6	100.0	74,435.7	100.0	2.2
Operating segment income (1)	28,010.1	36.8	29,378.9	39.5	(4.7)
(1)	The operating segment income margin is calculated as a percentage of segment revenues.

Net income attributable to stockholders of the Company amounted to Ps.44,712.2 million for the year ended December 31, 2022, compared with Ps.6,055.8 million for the year ended December 31, 2021.
The net increase of Ps.38,656.4 million, reflected (i) a Ps.49,636.3 million increase in income from discontinued operations; (ii) a Ps.2,711.8 million decrease in finance expense, net; (iii) a Ps.2,900.5 million favorable change in income tax benefit or expense; and (iv) a Ps.727.3 million decrease in net income attributable to non-controlling interests.
These favorable variances were partially offset by (i) a Ps.11,049.2 million unfavorable change in share of income or loss of associates and joint ventures; (ii) a Ps.4,531.8 million unfavorable change in other income or expense, net; (iii) a Ps.1,064.1 million increase in depreciation and amortization; and (iv) a Ps.674.4 million decrease in income before depreciation and amortization.

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Disclosure of nature of business

Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

Disclosure of management’s objectives and its strategies for meeting those objectives

We operate a Cable business and Sky, a DTH platform. We intend to continue strengthening our position in these businesses and growing by continuing to make additional investments, which could be substantial in size, while maintaining profitability and financial discipline.

We are the largest shareholder of TelevisaUnivision, a leading media company producing, creating and distributing Spanish speaking content through several broadcast channels in Mexico, the United States and over 50 countries through TV networks, cable operators and over-the-top services. We intend to continue exploring potential ventures and business opportunities with TelevisaUnivision.

In addition, we intend to continue to analyze opportunities to expand our business by developing new business initiatives and/or through business acquisitions and investments. We also continue to evaluate strategic alternatives for our portfolio of non-core assets.

Disclosure of entity’s most significant resources, risks and relationships

We generally rely on a combination of cash on hand, operating revenues, borrowings and net proceeds from dispositions to fund our working capital needs, capital expenditures, acquisitions and investments. We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our long-term liquidity needs.

The investing public should consider the risks stated as follows, as well as the risks described in “Key Information-Risk Factors” in the Company’s 2022 Annual Report and Form 20-F, which are not the only risks and uncertainties faced by the Company. Risks and uncertainties unknown by the Company, as well as those that the Company currently considers as not relevant, could affect its operations and activities.

Risk Factors Related to the COVID-19 Pandemic:
•	COVID-19 Pandemic may have a material adverse effect on our business, financial position and results of operations.

Risk Factors Related with Political Developments:
•	Imposition of fines by regulators and other authorities could adversely affect our financial condition and results of operations
•	Social Security Law
•	Federal Labor Law
•	Mexican tax laws
•	Regulations of the General Health Law on advertising
•	Changes in U.S. tax law
•	Mexican Securities Market Law
•	Renewal or revocation of our concessions

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Risk Factors Related to our Business:
•	Control of a stockholder
•	Measures for the prevention of the taking of control
•	Competition
•	Loss of transmission or loss of the use of satellite transponders
•	Incidents affecting our network and information systems or other technologies
•	Weaknesses in internal controls over financial reporting
•	Uncertainty in global financial markets
•	Currency fluctuations or the devaluation and depreciation of the Mexican peso
•	Renegotiation of the Trade Agreements or other changes in foreign policy by the new or currency presidential administration in the United States
•	Following the Consummation of the TelevisaUnivision Transaction, Our Continuing Operations Are Less Diversified, Primarily Focused On Our Cable, Sky and Other Businesses Segments
•	Inflation Rates and High Interest Rates in Mexico
•	Political events in Mexico
•	We are subject to a variety of global laws, regulations, and rules related to privacy and personal data protection

Risk Factors Related to TelevisaUnivision:
•	The Results of Operations of TelevisaUnivision May Affect Our Financial Performance and the Value of Our Investment in that Company
•	The Performance of TelevisaUnivision May Affect the Market Price of Our Shares and of Our CPOs or GDSs
•	Although We Have a Large Equity Interest in TelevisaUnivision, We Do Not Control TelevisaUnivision

COVID – 19 Impact

For the quarter ended March 31, 2023, the COVID-19 pandemic still had a negative effect on our business, financial position, and results of operations, and it is currently difficult to predict the degree of the impact in the future.

We cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand for our products across our segments as our clients and customers reduce or defer their spending.

Substantially all non-essential economic activities are open. However, a resurgence of COVID-19, an increase in infection rates or the effect of new variants could trigger a renewal of governmental restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines, which could be expensive or burdensome to implement, and which may affect our operations.

The magnitude of the continuing impact of COVID-19 and new and emerging variants on our business will depend on the duration and extent of the COVID-19 pandemic, the impact of federal, state, local and foreign governmental actions, consumer behavior in response to the COVID-19 pandemic and such governmental actions, as well as economic and operating conditions in the aftermath of COVID-19. Due to the evolving and uncertain nature of the COVID-19 pandemic and the risk of new variants, we are not able to estimate the full extent of the impact that COVID-19 may have in our business, financial position, and results of operations over the near, medium or long-term.

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Disclosure of results of operations and prospects

Full year results by business segment

The following table presents full year consolidated results ended December 31, 2022 and 2021, for each of our business segments, in millions of Mexican pesos:

Revenues	2022	%	2021	%	Change %
Cable	48,411.8	63.6	48,020.9	64.5	0.8
Sky	20,339.0	26.7	22,026.6	29.6	(7.7)
Other Businesses	7,338.8	9.7	4,388.2	5.9	67.2
Segment Revenues	76,089.6	100.0	74,435.7	100.0	2.2
Intersegment Operations[1]	(563.0)		(520.3)
Revenues	75,526.6		73,915.4		2.2

Operating Segment Income[2]	2022	Margin %	2021	Margin %	Change %
Cable	19,902.8	41.1	20,285.0	42.2	(1.9)
Sky	6,416.3	31.5	8,504.2	38.6	(24.6)
Other Businesses	1,691.0	23.0	589.7	13.4	186.8
Operating Segment Income[2]	28,010.1	36.8	29,378.9	39.5	(4.7)
Corporate Expenses	(1,538.1)	(2.0)	(2,351.3)	(3.2)	34.6
Depreciation and Amortization	(21,117.4)	(28.0)	(20,053.3)	(27.1)	(5.3)
Other (expense) income, net	(815.6)	(1.1)	3,716.2	5.0	n/a
Intersegment Operations[1]	(120.4)	(0.2)	(1.6)	(0.0)	n/a
Operating Income	4,418.6	5.9	10,688.9	14.5	(58.7)
(1)	For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2)	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other (expense) income or, net.

Fourth-quarter Results by Business Segment

The following table presents fourth quarter consolidated results ended December 31, 2022 and 2021, for each of our business segments. Consolidated results for the fourth quarter of 2022 and 2021 are presented in millions of Mexican pesos:

Revenues	4Q’22%		4Q’21%		Change %
Cable	12,463.3	64.2	12,296.2	64.8	1.4
Sky	4,936.6	25.5	5,372.3	28.3	(8.1)
Other Businesses	2,002.3	10.3	1,303.3	6.9	53.6
Segment Revenues	19,402.2	100.0	18,971.8	100.0	2.3
Intersegment Operations[1]	(269.9)		(142.7)
Revenues	19,132.3		18,829.1		1.6

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Operating Segment Income[2]	4Q’22	Margin %	4Q’21	Margin %	Change %
Cable	5,059.3	40.6	5,365.8	43.6	(5.7)
Sky	1,151.6	23.3	1,845.4	34.4	(37.6)
Other Businesses	499.2	24.9	237.8	18.2	109.9
Operating Segment Income[2]	6,710.1	34.6	7,449.0	39.3	(9.9)
Corporate Expenses	(705.7)	(3.6)	(1,125.6)	(5.9)	37.3
Depreciation and Amortization	(5,702.7)	(29.8)	(5,262.6)	(27.9)	(8.4)
Other (expense) income, net	(315.2)	(1.6)	4,304.4	22.9	n/a
Intersegment Operations[1]	(119.3)	(0.6)	(0.4)	(0.0)	n/a
Operating (loss) Income	(132.8)	(0.7)	5,364.8	28.5	n/a
[1]	For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2]	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other (expense) income or, net.

Cable

Total net additions for the quarter were approximately 327.2 thousand RGUs. Broadband net additions were 78.3 thousand, while video net additions of 52.5 thousand maintained the positive trend experienced since the end of 2021. We also had 26.7 thousand mobile net additions, ending the year with more than 240.2 thousand mobile subscribers.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2022 and 2021:

RGUs	4Q’22 Net Adds	2022 Net Adds	2022	2021
Video	52,525	291,760	4,458,220	4,166,460
Broadband	78,327	335,049	5,984,151	5,649,102
Voice	169,649	616,459	5,233,724	4,617,265
Mobile	26,680	84,156	240,207	156,051
Total RGUs	327,181	1,327,424	15,916,302	14,588,878

Fourth quarter revenues increased by 1.4% to Ps.12,463.3 million compared with Ps.12,296.2 million in the fourth quarter of 2021.

Full year revenues increased by 0.8% to Ps.48,411.8 million compared with Ps.48,020.9 million in 2021. Total RGUs exceeded 15.9 million after delivering more than 1.3 million net additions for the year.

Fourth quarter operating segment income decreased by 5.7% to Ps.5,059.3 million compared with Ps.5,365.8 million in the fourth quarter of 2021. The margin reached 40.6%. During the quarter, year-on-year operating segment income growth of 1.0% at our MSO Operations was fully offset by an operating segment income decline of 49.0% at our Enterprise Operations. Profitability at our Enterprise Operations declined by 1,660 basis points year-on-year given a temporary change in our business mix more leaned towards lower margin projects during the fourth quarter of 2022.

Full year operating segment income fell by 1.9% to Ps.19,902.8 million compared with Ps.20,285.0 million in 2021. The margin reached 41.1%. During the year, year-on-year operating segment income increase of 2.6% at our MSO Operations was fully offset by an operating segment income decrease of 28.8% at our Enterprise Operations. Profitability at our Enterprise Operations contracted by 800 basis points year-on-year given a temporary change in our business mix more leaned towards lower margin projects during 2022.

The following tables set forth the breakdown of revenue and operating segment Income, excluding consolidation adjustments, for our MSO and Enterprise Operations for the fourth quarter of 2022 and 2021, and for the full year of 2022 and 2021:

MSO Operations (1) Millions of Mexican pesos	2022	2021	Change %	4Q’22	4Q’21	Change %
Revenue	43,958.9	42,890.0	2.5	11,138.2	11,036.9	0.9
Operating Segment Income	18,865.1	18,387.5	2.6	4,896.2	4,846.1	1.0
Margin (%)	42.9	42.9		44.0	43.9

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Enterprise Operations (1) Millions of Mexican pesos	2022	2021	Change %	4Q’22	4Q’21	Change %
Revenue	6,721.9	7,272.1	(7.6)	1,867.1	1,962.3	(4.9)
Operating Segment Income	1,805.9	2,535.2	(28.8)	358.9	703.4	(49.0)
Margin (%)	26.9	34.9		19.2	35.8
(1)
Full year results do not include the consolidation adjustments of Ps.2,269.0 million in revenues nor Ps.768.2 million in Operating Segment Income for 2022, neither the consolidation adjustments of Ps.2,141.2 million in revenues nor Ps.637.7 million in Operating Segment Income for 2021. Likewise, fourth quarter results do not include the consolidation adjustments of Ps.542.0 million in revenues nor Ps.195.8 million in Operating Segment Income for fourth quarter 2022, neither the consolidation adjustments of Ps.703.0 million in revenues nor Ps.183.7 million in Operating Segment Income for fourth quarter 2021. Consolidation adjustments are considered in the consolidated results of the Cable segment.

Fourth quarter revenues  and operating segment income in our MSO Operations increased by 0.9% and 1.0%, respectively, mainly driven by approximately 327.2 thousand RGU net additions.  Profitability at our MSO Operations remained relatively stable year-on-year at a 44.0% margin even though inflationary pressures were not offset by price increases this year as we decided to keep pricing of our packages unchanged.

Fourth quarter revenues in our Enterprise Operations decreased by 4.9% and the operating segment income declined by 49.0%. Our profitability declined by 1,660 basis points year-on-year given a temporary change in our business mix more leaned towards lower margin projects during the fourth quarter of 2022.

Full year revenues and operating segment income in our MSO operations increased by 2.5% and 2.6%, respectively, reaching a margin of 42.9%.

Full year sales and operating segment income in our Enterprise Operations decreased by 7.6% and 28.8%, respectively.

Sky

During the quarter, Sky had around 410.4 thousand RGUs disconnections. This was mainly driven by the loss of 381.5 thousand video RGUs, of which 198.0 thousand were related to the clean-up of our base.

The following table sets forth the breakdown of RGUs per service type for Sky as of December 31, 2022 and 2021:

RGUs	4Q’22 Net Adds	2022 Net Adds	2022	2021
Video	(381,543)	(1,151,016)	6,257,059	7,408,075
Broadband	(26,719)	(86,932)	640,294	727,226
Voice	(36)	(148)	453	601
Mobile	(2,103)	(14,664)	15,602	30,266
Total RGUs	(410,401)	(1,252,760)	6,913,408	8,166,168

Fourth quarter revenues decreased by 8.1% to Ps.4,936.6 million compared with Ps.5,372.3 million in the fourth quarter of 2021, mainly explained by the year-on-year decline in RGUs and lower recharges at Sky’s prepaid packages. This was partly offset by price increases implemented in March.

Full year revenues were Ps.20,339.0 million, declining 7.7% compared with Ps.22,026.6 million in 2021.

Fourth quarter operating segment income decreased by 37.6% to Ps.1,151.6 million compared with Ps.1,845.4 million in the fourth quarter of 2021, driven by the lower revenue and the amortization of some costs and expenses related to the transmission rights of the World Cup Qatar 2022. The margin was 23.3%. Excluding these extra costs and expenses, operating segment income would have declined by 8.2%, for a 34.3% margin.

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Full year operating segment income decreased by 24.6% to Ps.6,416.3 million compared with Ps. 8,504.2 million in 2021, impacted by the lower revenue and the amortization of some costs and expenses related to the transmission rights of the World Cup Qatar 2022. The margin was 31.5%. Excluding these extra costs and expenses, operating segment income would have declined by 13.6%, for a 36.1% margin.

Other Businesses

Fourth quarter revenues increased by 53.6% to Ps.2,002.3 million compared with Ps.1,303.3 million in the fourth quarter of 2021. This increase was explained by the ongoing economic reopening.

Full year revenues increased by 67.2% to Ps.7,338.8 million compared with Ps.4,388.2 million in 2021. This increase was explained by the ongoing economic reopening.

Fourth quarter operating segment income increased by 109.9% to Ps.499.2 million compared with Ps.237.8 million in the fourth quarter of 2021.

Full year operating segment income increased by 186.8% to Ps.1,691.0 million compared with Ps.589.7 million in 2021.

Corporate Expense

Corporate expense decreased by Ps.813.2 million, or 34.6%, to Ps.1,538.1 million in 2022, from Ps.2,351.3 million in 2021. This decrease reflected primarily a lower non-allocated corporate expense, which was partially offset by a higher employee profit sharing and a higher share-based compensation expense.

Share-based compensation expense in 2022 and 2021, amounted to Ps.968.6 million and Ps.903.8 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Other Income or Expense, Net

Other income or expense, net, changed by Ps.4,531.8 million, to other expense, net, of Ps.815.6 million in 2022, from other income, net, of Ps.3,716.2 million in 2021.

This change reflected:

(i)
the absence in 2022 of a Ps.4,547.0 million gain on disposition of our 40% equity stake in OCESA Entretenimiento, S.A. de C.V., a live entertainment company, which sale was concluded in December 2021; and

(ii)	a Ps.425.8 million (U.S.$21.5 million) expense incurred in the fourth quarter of 2022, in connection with a provision for a lawsuit settlement agreement, net of a related insurance reimbursement.

These unfavorable variances were partially offset by (i) the absence in 2022 of surcharges paid in 2021 in connection with tax assessments of prior years; (ii) a decrease in impairment adjustments to long-lived assets in our Other Businesses segment; (iii) a lower non-recurring severance expense in connection with dismissals of personnel in our business segments; and (iv) a lower expense for deferred compensation to certain officers of our Cable segment.

The following table sets forth the breakdown of cash and non-cash other (expense) income, net, stated in millions of Mexican pesos, for the years ended December 31, 2022 and 2021:

Other (expense) income, net	2022	2021
Cash	(736.5)	3,960.5
Non-cash	(79.1)	(244.3)
Total	(815.6)	3,716.2

Other expense, net, in 2022, included primarily a provision for a lawsuit settlement agreement, net of insurance reimbursement; expense related to legal and financial advisory and professional services; a non-recurring severance expense in connection with dismissals of personnel; and expense for deferred compensation to certain officers of our Cable segment.

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Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the years ended December 31, 2022 and 2021:

	2022	2021	(Unfavorable) Favorable Change
Interest expense(1)	(9,455.6)	(9,106.0)	(349.6)
Interest income	2,151.1	560.0	1,591.1
Foreign exchange loss, net	(1,791.0)	(2,188.8)	397.8
Other finance expense, net	(110.7)	(1,183.2)	1,072.5
Finance expense, net	(9,206.2)	(11,918.0)	2,711.8
(1)
Interest expense for the year ended December 31, 2022 and 2021, included (i) amortization of finance costs in the amount of Ps.292.1 million and Ps.179.2 million, respectively; and (ii) finance expense of Ps.490.4 million in connection with prepayments of long-term debt for the year ended December 31, 2022.

Finance expense, net, decreased by Ps.2,711.8 million, or 22.8%, to Ps.9,206.2 million in 2022, from Ps.11,918.0 million in 2021.

This decrease reflected:

(i)	a Ps.1,591.1 million increase in interest income, primarily explained by a higher average amount of cash and cash equivalents during 2022;

(ii)	a Ps.1,072.5 million decrease in other finance expense, net, resulting primarily from a lower loss in fair value of our derivative contracts in 2022; and

(iii)
a Ps.397.8 million decrease in foreign exchange loss, net, resulting primarily from a 5.0% appreciation of the Mexican peso against the U.S. dollar on an average net U.S. dollar asset position for the year ended December 31, 2022, compared with a 2.5% depreciation of the Mexican peso against the U.S. dollar on an average net U.S. dollar liability position for the year ended December 31, 2021.

These favorable variances were partially offset by a Ps.349.6 million increase in interest expense, primarily due to finance expense in connection with the prepayment of a portion of our long-term debt in 2022, which was partially offset by a decrease in interest expense derived from a lower average principal amount of our total debt in 2022.

Share of Income or loss of Associates and Joint Ventures, Net

Share of income or loss of associates and joint ventures, net, changed by Ps.11,049.2 million, to a share of loss of Ps.7,378.2 million in 2022, from a share of income of Ps.3,671.0 million in 2021.

This change reflected mainly (i) a share of loss of TelevisaUnivision (formerly known as Univision Holdings II, Inc. or UH II), resulting primarily from a goodwill impairment loss recognized by TelevisaUnivision in the fourth quarter of 2022; and (ii) the absence of a share of income in 2022 of an impairment loss reversal that we recognized in our share of income of UH II in 2021.

These unfavorable variances were partially offset by a cash dividend paid to us in 2022 in connection with our investment in preferred shares of TelevisaUnivision in the aggregate amount of Ps.752.6 million (U.S.$37.8 million).

Income Tax, Benefit or Expense

Income tax benefit or expense changed by Ps.2,900.5 million to an income tax benefit of Ps.1,227.5 million in 2022, compared with an income tax expense of Ps.1,673.0 million in 2021.

This change reflected mainly a loss before income taxes in 2022, compared to an income before income taxes in 2021, as well as a lower effective income tax rate in 2022 primarily as a result of (i) the income tax effects derived from our share in loss of TelevisaUnivision, which is referred to above; and (ii) a higher inflationary tax gain resulting from both a higher inflation rate in Mexico in 2022 and a higher average net monetary liability position of certain companies in the Group during 2022.

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Income from Discontinued Operations

In connection with the transaction that we closed with TelevisaUnivision on January 31, 2022 (the “TelevisaUnivision Transaction”), we present the results from our disposed businesses as income from discontinued operations in our consolidated statements of income for the current period and for any comparative period presented.

Income from discontinued operations increased by Ps.49,636.3 million, to Ps.56,222.2 million in 2022, from Ps.6,585.9 million in 2021. This increase reflected primarily the net gain on disposition of discontinued operations in connection with the TelevisaUnivision Transaction that was closed on January 31, 2022, which was partially offset by the absence of net income of discontinued operations for the 11 months ended December 31, 2022.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.727.3 million, or 56.0%, to Ps.571.7 million in 2022, compared with Ps.1,299.0 million in 2021. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Cable and Sky segments.

Financial position, liquidity and capital resources

Capital Expenditures

During the year ended December 31, 2022, we invested approximately U.S.$859.8 million in property, plant and equipment as capital expenditures.

The following table sets forth the breakdown by segment of capital expenditures in property, plant and equipment for the years ended December 31, 2022 and 2021:

Capital Expenditures (Millions of U.S. Dollars)	2022	2021
Cable	645.9	854.5
Sky	193.1	244.1
Other Businesses	17.4	22.6
Continuing Operations	856.4	1,121.2
Discontinued Operations	3.4	27.9
Total	859.8	1,149.1

Debt and Lease Liabilities

The following table sets forth our total debt and lease liabilities as of December 31, 2022 and 2021. Amounts are stated in millions of Mexican pesos:

	December 31, 2022	December 31, 2021	Decrease
Current portion of long-term debt	1,000.0	4,106.4	(3,106.4)
Long-term debt, net of current portion	104,240.7	121,685.7	(17,445.0)
Total debt (1)	105,240.7	125,792.1	(20,551.4)
Current portion of long-term lease liabilities	1,373.2	1,478.4	(105.2)
Long-term lease liabilities, net of current portion	6,995.8	8,202.2	(1,206.4)
Total lease liabilities	8,369.0	9,680.6	(1,311.6)
Total debt and lease liabilities	113,609.7	135,472.7	(21,863.0)
(1)	As of December 31, 2022 and 2021, total debt is presented net of finance costs in the amount of Ps.994.7 million and Ps.1,207.1 million, respectively.

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As of December 31, 2022, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents and certain non-current investments in financial instruments) was Ps.59,094.4 million. The aggregate amount of non-current investments in financial instruments included in our consolidated net debt position as of December 31, 2022, amounted to Ps.3,384.3 million.

Shares Outstanding

As of December 31, 2022 and 2021, our shares outstanding amounted to 330,739.7 million and 329,295.9 million shares, respectively, and our CPO equivalents outstanding amounted to 2,826.8 million and 2,814.5 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of December 31, 2022 and 2021, the GDS (Global Depositary Shares) equivalents outstanding amounted to 565.4 million and 562.9 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Dividend

The Company’s Board of Directors approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares not in the form of a CPO. This dividend is subject to the approval of the Company’s stockholders.

Internal control

The Company has an integral internal control system. The system is based on business, operating and administrative general policies, as well as the assignment of responsibilities and authorization capacities, in accordance with the nature and significance of identified risks affecting the Company.

The internal control system is currently being optimized and adjusted to international models and best corporate practices. This process includes the update and/or implementation of the following matters:

•
Control environment: issuance of senior management pronouncements in the areas of risks and internal control, the issuance of the Ethics Code, the communication and training on risk and control matters, and the update of the general model of responsibilities and capacities

•	Risk assessment: systematization of the process to identify, manage and control risks
•	Control Activities: coordination of internal control procedures and activities with supervisory processes

The governance body responsible for the authorization of the Company’s internal control system is the Board of Directors through the Audit Committee.

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Disclosure of critical performance measures and indicators that management uses to evaluate entity’s performance against stated objectives

	2022	Margin	2021	Margin	Change
		%		%	%
Revenues	75,526.6	100.0	73,915.4	100.0	2.2
Operating segment income[1]	28,010.1	36.8	29,378.9	39.5	(4.7)
(1)	The operating segment income margin is calculated as a percentage of segment revenues.

	2022	Margin	2021	Margin	Change
		%		%	%
Revenues	75,526.6	100.0	73,915.4	100.0	2.2
Net income	45,283.9	60.0	7,354.8	10.0	515.7
Net income attributable to stockholders of the Company	44,712.2	59.2	6,055.8	8.2	638.3
Segment Revenues	76,089.6	100.0	74,435.7	100.0	2.2
Operating segment income (1)	28,010.1	36.8	29,378.9	39.5	(4.7)
(1)	The operating segment income margin is calculated as a percentage of segment revenues.

Revenues	2022	%	2021	%	Change %
Cable	48,411.8	63.6	48,020.9	64.5	0.8
Sky	20,339.0	26.7	22,026.6	29.6	(7.7)
Other Businesses	7,338.8	9.7	4,388.2	5.9	67.2
Segment Revenues	76,089.6	100.0	74,435.7	100.0	2.2
Intersegment Operations[1]	(563.0)		(520.3)
Revenues	75,526.6		73,915.4		2.2

Operating Segment Income[2]	2022	Margin %	2021	Margin %	Change %
Cable	19,902.8	41.1	20,285.0	42.2	(1.9)
Sky	6,416.3	31.5	8,504.2	38.6	(24.6)
Other Businesses	1,691.0	23.0	589.7	13.4	186.8
Operating Segment Income[2]	28,010.1	36.8	29,378.9	39.5	(4.7)
Corporate Expenses	(1,538.1)	(2.0)	(2,351.3)	(3.2)	34.6
Depreciation and Amortization	(21,117.4)	(28.0)	(20,053.3)	(27.1)	(5.3)
Other (expense) income, net	(815.6)	(1.1)	3,716.2	5.0	n/a
Intersegment Operations[1]	(120.4)	(0.2)	(1.6)	(0.0)	n/a
Operating Income	4,418.6	5.9	10,688.9	14.5	(58.7)
(1)	For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2)	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income or expense, net.

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Revenues	4Q’22%		4Q’21%		Change %
Cable	12,463.3	64.2	12,296.2	64.8	1.4
Sky	4,936.6	25.5	5,372.3	28.3	(8.1)
Other Businesses	2,002.3	10.3	1,303.3	6.9	53.6
Segment Revenues	19,402.2	100.0	18,971.8	100.0	2.3
Intersegment Operations[1]	(269.9)		(142.7)
Revenues	19,132.3		18,829.1		1.6

Operating Segment Income[2]	4Q’22	Margin %	4Q’21	Margin %	Change %
Cable	5,059.3	40.6	5,365.8	43.6	(5.7)
Sky	1,151.6	23.3	1,845.4	34.4	(37.6)
Other Businesses	499.2	24.9	237.8	18.2	109.9
Operating Segment Income[2]	6,710.1	34.6	7,449.0	39.3	(9.9)
Corporate Expenses	(705.7)	(3.6)	(1,125.6)	(5.9)	37.3
Depreciation and Amortization	(5,702.7)	(29.8)	(5,262.6)	(27.9)	(8.4)
Other (expense) income, net	(315.2)	(1.6)	4,304.4	22.9	n/a
Intersegment Operations[1]	(119.3)	(0.6)	(0.4)	(0.0)	n/a
Operating (loss) Income	(132.8)	(0.7)	5,364.8	28.5	n/a
[1]	For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2]	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income or expense, net.

Sustainability

During 2022, MSCI upgraded the Televisa rating from “BBB” to “A”. According to MSCI, Televisa has shown improvements in labor management and business ethics practices, supporting their rating upgrade. MSCI is a leading provider of critical decision support tools and services for the global investment community.

Televisa was nominated in ALAS20 Mexico 2022, in the categories “Leading Company in Sustainability” and “Leading Company in Investor Relations”. ALAS20 is a GOVERNART initiative that promotes sustainable development in Latin America through the evaluation, qualification, and recognition of excellence in public disclosure of sustainable development practices, corporate governance, and investor relations of companies in Chile, Brazil, Colombia, Spain, Mexico, and Peru.

Also, for the sixth consecutive year, the Company has been selected as a member of the Dow Jones Sustainability MILA Pacific Alliance Index, which measures best-in class companies among members of the S&P MILA Pacific Alliance Composite that fulfill certain sustainability criteria better than most of their peers within a given industry. In addition, the Company was included in the 2022 Dow Jones Sustainability Emerging Markets Index. The Dow Jones Sustainability Indices are a family of best-in-class benchmarks for investors who recognize that sustainable business practices are critical to generating long-term shareholder value and wish to reflect their sustainability convictions in their investment portfolios.

Throughout 2022, Televisa’s sustainability efforts continued to be recognized. For example, the Company continues to be included in three FTSE4Good Index Series: FTSE4Good Emerging Markets, FTSE4Good Emerging Latin America, and FTSE4Good BIVA. Also, Televisa has been selected as a constituent of the ESG index, launched by S&P, Dow Jones, and the Mexican Stock Exchange. Additionally, the Company received the Distintivo Empresa Socialmente Responsable 2022 (2022 Socially Responsible Company recognition), granted by Centro Mexicano para la Filantropía (Mexican Center for Philanthropy). Finally, the Company was confirmed as a United Nations Global Compact signatory, the world’s largest corporate sustainability initiative.

Additional Information Available on Website

The information in this management commentary should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2022, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com, when filed with the Comisión Nacional Bancaria y de Valores and the Securities and Exchange Commission, respectively.

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In addition, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information as well other important information concerning its business from time to time on its website and elsewhere.  The Company is not responsible for such TelevisaUnivsion information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases. Please see attached tables for financial information.

Disclaimer

This management commentary contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this management commentary should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this management commentary and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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[110000] General information about financial statements

Ticker:	TLEVISA
Period covered by financial statements:	2022-01-01 TO 2022-12-31
Date of end of reporting period:	2022-12-31
Name of reporting entity or other means of identification:	TLEVISA
Description of presentation currency:	MXN
Level of rounding used in financial statements:	THOUSANDS OF MEXICAN PESOS
Consolidated:	YES
Number of quarter:	4D
Type of issuer:	ICS
Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:
Description of nature of financial statements:

Disclosure of general information about financial statements

Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Basis of Preparation and Accounting Policies

The condensed consolidated financial statements of the Group, as of December 31, 2022 and December 31, 2021, and for the years ended December 31, 2022 and 2021, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2022 and 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of December 31, 2022.

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Name service provider external audit

KPMG Cádenas Dosal, S.C.

Name of the partner signing opinion

C.P.C. Joaquín Alejandro Aguilera Dávila

Type of opinion on the financial statements

Unmodified opinión

Date of opinion on the financial statements

April 4, 2023

Date assembly in which the financial statements were approved

April 26, 2023

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Follow-up of analysis

The financial institutions that perform financial analysis on the securities of Grupo Televisa, S.A.B., are as follows:

Institution:

Actinver
Banorte-IXE
BBVA Bancomer
Benchmark
BTG Pactual
BofA Securities
Bradesco
Citibanamex
Credit Suisse
GBM
HSBC
Itaú Securities
JP Morgan
Morgan Stanley
Morningstar
Nau Securities
New Street
Santander
UBS
Vector

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[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2022-12-31	Close Previous Exercise 2021-12-31
Statement of financial position
Assets
Current assets
Cash and cash equivalents	51,130,992,000	25,828,215,000
Trade and other current receivables	19,488,319,000	28,581,358,000
Current tax assets, current	6,691,366,000	7,261,999,000
Other current financial assets	11,237,000	127,000
Current inventories	1,448,278,000	2,212,859,000
Current biological assets	0	0
Other current non-financial assets	[1] 2,806,631,000	9,374,392,000
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	81,576,823,000	73,258,950,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Total current assets	81,576,823,000	73,258,950,000
Non-current assets
Trade and other non-current receivables	6,803,414,000	385,060,000
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	3,921,829,000	6,209,276,000
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	50,450,949,000	26,704,235,000
Property, plant and equipment	82,236,399,000	87,922,126,000
Investment property	2,873,165,000	0
Right-of-use assets that do not meet definition of investment property	6,670,298,000	7,604,567,000
Goodwill	13,904,998,000	14,036,657,000
Intangible assets other than goodwill	27,218,589,000	28,219,224,000
Deferred tax assets	18,769,968,000	33,173,148,000
Other non-current non-financial assets	[2] 4,681,099,000	16,228,838,000
Total non-current assets	217,530,708,000	220,483,131,000
Total assets	299,107,531,000	293,742,081,000
Equity and liabilities
Liabilities
Current liabilities
Trade and other current payables	23,855,919,000	41,219,137,000
Current tax liabilities, current	4,457,904,000	7,680,800,000
Other current financial liabilities	2,832,470,000	6,290,096,000
Current lease liabilities	1,373,233,000	1,478,382,000
Other current non-financial liabilities	0	0
Current provisions
Current provisions for employee benefits	0	0
Other current provisions	1,851,392,000	1,107,000
Total current provisions	1,851,392,000	1,107,000
Total current liabilities other than liabilities included in disposal groups classified as held for sale	34,370,918,000	56,669,522,000
Liabilities included in disposal groups classified as held for sale	0	0
Total current liabilities	34,370,918,000	56,669,522,000
Non-current liabilities
Trade and other non-current payables	5,658,822,000	5,328,025,000
Current tax liabilities, non-current	0	104,825,000

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Concept	Close Current Quarter 2022-12-31	Close Previous Exercise 2021-12-31
Other non-current financial liabilities	104,240,650,000	121,709,508,000
Non-current lease liabilities	6,995,839,000	8,202,177,000
Other non-current non-financial liabilities	0	0
Non-current provisions
Non-current provisions for employee benefits	771,468,000	1,913,680,000
Other non-current provisions	1,690,454,000	1,079,671,000
Total non-current provisions	2,461,922,000	2,993,351,000
Deferred tax liabilities	1,249,475,000	2,210,609,000
Total non-current liabilities	120,606,708,000	140,548,495,000
Total liabilities	154,977,626,000	197,218,017,000
Equity
Issued capital	4,836,708,000	4,836,708,000
Share premium	15,889,819,000	15,889,819,000
Treasury shares	12,648,558,000	14,205,061,000
Retained earnings	131,053,859,000	88,218,188,000
Other reserves	(10,823,878,000)	(13,621,992,000)
Total equity attributable to owners of parent	128,307,950,000	81,117,662,000
Non-controlling interests	15,821,955,000	15,406,402,000
Total equity	144,129,905,000	96,524,064,000
Total equity and liabilities	299,107,531,000	293,742,081,000

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[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2022-01-01 - 2022-12-31	Accumulated Previous Year 2021-01-01 - 2021-12-31	Quarter Current Year 2022-10-01 - 2022-12-31	Quarter Previous Year 2021-10-01 - 2021-12-31
Profit or loss
Profit (loss)
Revenue	75,526,609,000	73,915,432,000	19,132,267,000	18,829,095,000
Cost of sales	48,807,606,000	46,653,598,000	12,903,452,000	11,864,627,000
Gross profit	26,719,003,000	27,261,834,000	6,228,815,000	6,964,468,000
Distribution costs	9,422,916,000	8,099,607,000	2,729,557,000	2,117,451,000
Administrative expenses	12,061,932,000	12,189,542,000	3,316,832,000	3,786,615,000
Other income	0	0	0	0
Other expense	815,565,000	(3,716,237,000)	315,161,000	(4,304,420,000)
Profit (loss) from operating activities	4,418,590,000	10,688,922,000	(132,735,000)	5,364,822,000
Finance income	2,151,109,000	560,026,000	594,366,000	30,229,000
Finance costs	11,357,273,000	12,478,039,000	2,818,811,000	2,827,186,000
Share of profit (loss) of associates and joint ventures accounted for using equity method	(7,378,249,000)	3,671,030,000	(12,637,978,000)	1,490,611,000
Profit (loss) before tax	(12,165,823,000)	2,441,939,000	(14,995,158,000)	4,058,476,000
Tax income (expense)	(1,227,462,000)	1,673,054,000	(2,211,760,000)	2,011,346,000
Profit (loss) from continuing operations	(10,938,361,000)	768,885,000	(12,783,398,000)	2,047,130,000
Profit (loss) from discontinued operations	56,222,185,000	6,585,900,000	618,525,000	2,144,259,000
Profit (loss)	45,283,824,000	7,354,785,000	(12,164,873,000)	4,191,389,000
Profit (loss), attributable to
Profit (loss), attributable to owners of parent	44,712,180,000	6,055,826,000	(12,188,710,000)	3,697,936,000
Profit (loss), attributable to non-controlling interests	571,644,000	1,298,959,000	23,837,000	493,453,000
Earnings per share [text block]
Earnings per share
Earnings per share
Basic earnings per share
Basic earnings (loss) per share from continuing operations	(4.06)	(0.16)	(4.53)	0.57
Basic earnings (loss) per share from discontinued operations	19.86	2.33	0.23	0.75
Total basic earnings (loss) per share	[3] 15.8	2.17	(4.3)	1.32
Diluted earnings per share
Diluted earnings (loss) per share from continuing operations	(4.06)	(0.16)	(4.53)	0.57
Diluted earnings (loss) per share from discontinued operations	19.86	2.33	0.23	0.75
Total diluted earnings (loss) per share	[4] 15.8	2.17	(4.3)	1.32

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 [410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2022-01-01 - 2022-12-31	Accumulated Previous Year 2021-01-01 - 2021-12-31	Quarter Current Year 2022-10-01 - 2022-12-31	Quarter Previous Year 2021-10-01 - 2021-12-31
Statement of comprehensive income
Profit (loss)	45,283,824,000	7,354,785,000	(12,164,873,000)	4,191,389,000
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	(727,031,000)	(100,154,000)	455,999,000	(1,401,909,000)
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	110,683,000	195,878,000	110,683,000	195,878,000
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	(616,348,000)	95,724,000	566,682,000	(1,206,031,000)
Components of other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Gains (losses) on exchange differences on translation, net of tax	(1,121,683,000)	244,110,000	(634,203,000)	(161,093,000)
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	(1,121,683,000)	244,110,000	(634,203,000)	(161,093,000)
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0	0	0
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	0	0	0	0
Cash flow hedges
Gains (losses) on cash flow hedges, net of tax	277,065,000	1,349,321,000	(40,148,000)	212,324,000
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	277,065,000	1,349,321,000	(40,148,000)	212,324,000
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options

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Concept	Accumulated Current Year 2022-01-01 - 2022-12-31	Accumulated Previous Year 2021-01-01 - 2021-12-31	Quarter Current Year 2022-10-01 - 2022-12-31	Quarter Previous Year 2021-10-01 - 2021-12-31
Gains (losses) on change in value of time value of options, net of tax	0	0	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0
Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Financial assets measured at fair value through other comprehensive income
Gains (losses) on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Reclassification adjustments on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Amounts removed from equity and adjusted against fair value of financial assets on reclassification out of fair value through other comprehensive income measurement category, net of tax	0	0	0	0
Other comprehensive income, net of tax, financial assets measured at fair value through other comprehensive income	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	4,245,546,000	245,714,000	2,054,394,000	106,558,000
Total other comprehensive income that will be reclassified to profit or loss, net of tax	3,400,928,000	1,839,145,000	1,380,043,000	157,789,000
Total other comprehensive income	2,784,580,000	1,934,869,000	1,946,725,000	(1,048,242,000)
Total comprehensive income	48,068,404,000	9,289,654,000	(10,218,148,000)	3,143,147,000
Comprehensive income attributable to
Comprehensive income, attributable to owners of parent	47,510,294,000	7,990,682,000	(10,239,344,000)	2,673,808,000
Comprehensive income, attributable to non-controlling interests	558,110,000	1,298,972,000	21,196,000	469,339,000

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 [520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2022-01-01 - 2022-12-31	Accumulated Previous Year 2021-01-01 - 2021-12-31
Statement of cash flows
Cash flows from (used in) operating activities
Profit (loss)	45,283,824,000	7,354,785,000
Adjustments to reconcile profit (loss)
+ Discontinued operations	(56,065,531,000)	0
+ Adjustments for income tax expense	(1,160,324,000)	6,745,778,000
+ (-) Adjustments for finance costs	0	0
+ Adjustments for depreciation and amortisation expense	21,239,306,000	21,418,369,000
+ Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	0	225,136,000
+ Adjustments for provisions	1,742,678,000	1,560,859,000
+ (-) Adjustments for unrealised foreign exchange losses (gains)	(999,499,000)	1,700,514,000
+ Adjustments for share-based payments	1,665,909,000	1,088,413,000
+ (-) Adjustments for fair value losses (gains)	110,739,000	1,183,180,000
- Adjustments for undistributed profits of associates	0	0
+ (-) Adjustments for losses (gains) on disposal of non-current assets	(131,683,000)	(279,593,000)
+ Share of income of associates and joint ventures	7,378,249,000	(3,671,877,000)
+ (-) Adjustments for decrease (increase) in inventories	652,614,000	(6,620,795,000)
+ (-) Adjustments for decrease (increase) in trade accounts receivable	(4,229,954,000)	(2,024,974,000)
+ (-) Adjustments for decrease (increase) in other operating receivables	2,823,195,000	(2,863,863,000)
+ (-) Adjustments for increase (decrease) in trade accounts payable	(122,945,000)	850,760,000
+ (-) Adjustments for increase (decrease) in other operating payables	(3,324,330,000)	6,861,117,000
+ Other adjustments for non-cash items	0	0
+ Other adjustments for which cash effects are investing or financing cash flow	0	(4,547,029,000)
+ Straight-line rent adjustment	0	0
+ Amortization of lease fees	0	0
+ Setting property values	0	0
+ (-) Other adjustments to reconcile profit (loss)	353,232,000	329,144,000
+ (-) Total adjustments to reconcile profit (loss)	(30,068,344,000)	21,955,139,000
Net cash flows from (used in) operations	15,215,480,000	29,309,924,000
- Dividends paid	0	0
+ Dividends received	0	0
- Interest paid	(9,459,377,000)	(9,135,531,000)
+ Interest received	(89,268,000)	(60,174,000)
+ (-) Income taxes refund (paid)	12,118,014,000	9,166,602,000
+ (-) Other inflows (outflows) of cash	0	0
Net cash flows from (used in) operating activities	12,467,575,000	29,218,679,000
Cash flows from (used in) investing activities
+ Cash flows from losing control of subsidiaries or other businesses	10,000,000	10,000,000
- Cash flows used in obtaining control of subsidiaries or other businesses	0	0
+ Other cash receipts from sales of equity or debt instruments of other entities	66,095,454,000	0
- Other cash payments to acquire equity or debt instruments of other entities	0	0
+ Other cash receipts from sales of interests in joint ventures	364,420,000	0
- Other cash payments to acquire interests in joint ventures	0	0
+ Proceeds from sales of property, plant and equipment	264,163,000	672,424,000
- Purchase of property, plant and equipment	17,315,387,000	23,267,847,000
+ Proceeds from sales of intangible assets	0	0
- Purchase of intangible assets	1,807,183,000	1,899,464,000
+ Proceeds from sales of other long-term assets	0	0
- Purchase of other long-term assets	0	0

23 of 104

Concept	Accumulated Current Year 2022-01-01 - 2022-12-31	Accumulated Previous Year 2021-01-01 - 2021-12-31
+ Proceeds from government grants	0	0
- Cash advances and loans made to other parties	0	0
+ Cash receipts from repayment of advances and loans made to other parties	0	0
- Cash payments for futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Cash receipts from futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Dividends received	0	0
- Interest paid	0	0
+ Interest received	0	0
+ (-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	(4,906,535,000)	5,745,182,000
Net cash flows from (used in) investing activities	42,704,932,000	(18,739,705,000)
Cash flows from (used in) financing activities
+ Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
- Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
+ Proceeds from issuing shares	0	0
+ Proceeds from issuing other equity instruments	0	0
- Payments to acquire or redeem entity's shares	1,277,568,000	328,500,000
- Payments of other equity instruments	0	0
+ Proceeds from borrowings	(16,099,581,000)	2,650,000,000
- Repayments of borrowings	610,403,000	1,992,489,000
- Payments of finance lease liabilities	699,263,000	646,527,000
- Payments of lease liabilities	991,048,000	1,082,226,000
+ Proceeds from government grants	0	0
- Dividends paid	1,053,392,000	1,053,392,000
- Interest paid	8,893,000,000	8,258,243,000
+ (-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	(145,131,000)	(3,021,015,000)
Net cash flows from (used in) financing activities	(29,769,386,000)	(13,732,392,000)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	25,403,121,000	(3,253,418,000)
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	(100,344,000)	23,540,000
Net increase (decrease) in cash and cash equivalents	25,302,777,000	(3,229,878,000)
Cash and cash equivalents at beginning of period	25,828,215,000	29,058,093,000
Cash and cash equivalents at end of period	51,130,992,000	25,828,215,000

24 of 104

[610000] Statement of changes in equity - Accumulated Current

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,836,708,000	15,889,819,000	14,205,061,000	88,218,188,000	0	2,040,114,000	8,467,000	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	44,712,180,000	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	(1,102,706,000)	277,065,000	0	0
Total comprehensive income	0	0	0	44,712,180,000	0	(1,102,706,000)	277,065,000	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	1,053,392,000	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	1,650,000	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	(1,556,503,000)	(824,767,000)	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(1,556,503,000)	42,835,671,000	0	(1,102,706,000)	277,065,000	0	0
Equity at end of period	4,836,708,000	15,889,819,000	12,648,558,000	131,053,859,000	0	937,408,000	285,532,000	0	0

25 of 104

	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Statement of changes in equity
Equity at beginning of period	0	0	(15,040,193,000)	0	0	(739,646,000)	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	(727,031,000)	0	0	105,240,000	0	0	0
Total comprehensive income	0	0	(727,031,000)	0	0	105,240,000	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(727,031,000)	0	0	105,240,000	0	0	0
Equity at end of period	0	0	(15,767,224,000)	0	0	(634,406,000)	0	0	0

26 of 104

	Components of equity
Sheet 3 of 3	Reserve for catastrophe	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	0	109,266,000	(13,621,992,000)	81,117,662,000	15,406,402,000	96,524,064,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	44,712,180,000	571,644,000	45,283,824,000
Other comprehensive income	0	0	0	4,245,546,000	2,798,114,000	2,798,114,000	(13,534,000)	2,784,580,000
Total comprehensive income	0	0	0	4,245,546,000	2,798,114,000	47,510,294,000	558,110,000	48,068,404,000
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	1,053,392,000	0	1,053,392,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	1,650,000	(142,557,000)	(140,907,000)
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	731,736,000	0	731,736,000
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	4,245,546,000	2,798,114,000	47,190,288,000	415,553,000	47,605,841,000
Equity at end of period	0	0	0	4,354,812,000	(10,823,878,000)	128,307,950,000	15,821,955,000	144,129,905,000

27 of 104

[610000] Statement of changes in equity - Accumulated Previous

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,907,765,000	15,889,819,000	16,079,124,000	84,280,397,000	0	1,804,327,000	(1,340,854,000)	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	6,055,826,000	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	235,787,000	1,349,321,000	0	0
Total comprehensive income	0	0	0	6,055,826,000	0	235,787,000	1,349,321,000	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	1,053,392,000	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	(71,057,000)	0	(1,581,347,000)	(1,510,290,000)	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	(292,716,000)	445,647,000	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	(71,057,000)	0	(1,874,063,000)	3,937,791,000	0	235,787,000	1,349,321,000	0	0
Equity at end of period	4,836,708,000	15,889,819,000	14,205,061,000	88,218,188,000	0	2,040,114,000	8,467,000	0	0

28 of 104

	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Statement of changes in equity
Equity at beginning of period	0	0	(14,940,039,000)	0	0	(943,834,000)	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	(100,154,000)	0	0	204,188,000	0	0	0
Total comprehensive income	0	0	(100,154,000)	0	0	204,188,000	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(100,154,000)	0	0	204,188,000	0	0	0
Equity at end of period	0	0	(15,040,193,000)	0	0	(739,646,000)	0	0	0

29 of 104

	Components of equity
Sheet 3 of 3	Reserve for catastrophe	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	0	(136,448,000)	(15,556,848,000)	73,442,009,000	14,497,024,000	87,939,033,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	6,055,826,000	1,298,959,000	7,354,785,000
Other comprehensive income	0	0	0	245,714,000	1,934,856,000	1,934,856,000	13,000	1,934,869,000
Total comprehensive income	0	0	0	245,714,000	1,934,856,000	7,990,682,000	1,298,972,000	9,289,654,000
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	1,053,392,000	405,928,000	1,459,320,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	16,334,000	16,334,000
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	738,363,000	0	738,363,000
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	245,714,000	1,934,856,000	7,675,653,000	909,378,000	8,585,031,000
Equity at end of period	0	0	0	109,266,000	(13,621,992,000)	81,117,662,000	15,406,402,000	96,524,064,000

30 of 104

[700000] Informative data about the Statement of financial position

Concept	Close Current Quarter 2022-12-31	Close Previous Exercise 2021-12-31
Informative data of the Statement of Financial Position
Capital stock (nominal)	2,423,549,000	2,423,549,000
Restatement of capital stock	2,413,159,000	2,413,159,000
Plan assets for pensions and seniority premiums	500,905,000	1,312,596,000
Number of executives	35	69
Number of employees	37,339	46,717
Number of workers	0	0
Outstanding shares	330,739,720,779	329,295,860,166
Repurchased shares	21,394,315,059	22,838,175,672
Restricted cash	0	0
Guaranteed debt of associated companies	0	0

31 of 104

[700002] Informative data about the Income statement

Concept	Accumulated Current Year 2022-01-01 - 2022-12-31	Accumulated Previous Year 2021-01-01 - 2021-12-31	Quarter Current Year 2022-10-01 - 2022-12-31	Quarter Previous Year 2021-10-01 - 2021-12-31
Informative data of the Income Statement
Operating depreciation and amortization	21,117,432,000	20,053,302,000	5,702,637,000	5,262,613,000

32 of 104

[700003] Informative data - Income statement for 12 months

Concept	Current Year 2022-01-01 - 2022-12-31	Previous Year 2021-01-01 - 2021-12-31
Informative data - Income Statement for 12 months
Revenue	75,526,609,000	73,915,432,000
Profit (loss) from operating activities	4,418,590,000	10,688,922,000
Profit (loss)	45,283,824,000	7,354,785,000
Profit (loss), attributable to owners of parent	44,712,180,000	6,055,826,000
Operating depreciation and amortization	21,117,432,000	20,053,302,000

33 of 104

[800001] Breakdown of credits

Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Banks
Foreign trade
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
HSBC 1	NO	2016-03-08	2023-03-08	7.13		625,000,000
SCOTIABANK INVERLAT 2	NO	2016-03-08	2023-03-08	7		375,000,000
SCOTIABANK INVERLAT 3	NO	2022-12-03	2026-12-03	8.13 and TIIE+.90					2,650,000,000
SYNDICATE 4	NO	2019-06-05	2024-06-28	TIIE+1.05			9,967,243,000
TOTAL					0	1,000,000,000	9,967,243,000	0	2,650,000,000	0	0	0	0	0	0	0
Other banks
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total banks
TOTAL					0	1,000,000,000	9,967,243,000	0	2,650,000,000	0	0	0	0	0	0	0
Stock market
Listed on stock exchange - unsecured
SENIOR NOTES 1	YES	2007-05-09	2037-05-11	8.93						4,489,547,000
SENIOR NOTES 2	YES	2013-05-14	2043-05-14	7.62						6,451,645,000
NOTES 3	NO	2017-10-09	2027-09-27	8.79						4,488,597,000
SENIOR NOTES 4	YES	2005-03-18	2025-03-18	6.97										5,142,689,000
SENIOR NOTES 5	YES	2002-03-11	2032-03-11	8.94												5,826,463,000
SENIOR NOTES	YES	2009-11-23	2040-01-16	6.97												11,577,854,000
SENIOR NOTES 7	YES	2014-05-13	2045-05-15	5.26												16,997,261,000
SENIOR NOTES 8	YES	2015-11-24	2026-01-30	4.86											5,828,311,000
SENIOR NOTES 9	YES	2015-11-24	2046-01-31	6.44												17,418,690,000
SENIOR NOTES 10	YES	2019-05-21	2049-05-24	5.52												13,402,350,000
TOTAL					0	0	0	0	0	15,429,789,000	0	0	0	5,142,689,000	5,828,311,000	65,222,618,000
Listed on stock exchange - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL					0	0	0	0	0	15,429,789,000	0	0	0	5,142,689,000	5,828,311,000	[5] 65,222,618,000
Other current and non-current liabilities with cost
Other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Suppliers
Suppliers
SUPPLIERS 1	NO	2022-12-30	2023-12-30			12,642,663,000		337,450,000		143,358,000		3,441,195,000

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Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
TOTAL					0	12,642,663,000	0	337,450,000	0	143,358,000	0	3,441,195,000	0	0	0	0
Total suppliers
TOTAL					0	12,642,663,000	0	337,450,000	0	143,358,000	0	3,441,195,000	0	0	0	0
Other current and non-current liabilities
Other current and non-current liabilities
DERIVATIVE FINANCIAL NSTRUMENTS 1						71,401,000
TOTAL					0	71,401,000	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL					0	71,401,000	0	0	0	0	0	0	0	0	0	0
Total credits
TOTAL					0	13,714,064,000	9,967,243,000	337,450,000	2,650,000,000	15,573,147,000	0	3,441,195,000	0	5,142,689,000	5,828,311,000	65,222,618,000

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[800003] Annex - Monetary foreign currency position

	Currencies
	Dollars	Dollar equivalent in pesos	Other currencies equivalent in dollars	Other currencies equivalent in pesos	Total pesos
Foreign currency position
Monetary assets
Current monetary assets	2,372,570,000	46,208,173,000	24,557,000	478,272,000	46,686,445,000
Non-current monetary assets	0	0	0	0	0
Total monetary assets	2,372,570,000	46,208,173,000	24,557,000	478,272,000	46,686,445,000
Liabilities position
Current liabilities	329,054,000	6,408,656,000	25,511,000	496,852,000	6,905,508,000
Non-current liabilities	4,082,530,000	79,511,354,000	0	0	79,511,354,000
Total liabilities	4,411,584,000	85,920,010,000	25,511,000	496,852,000	86,416,862,000
Net monetary assets (liabilities)	(2,039,014,000)	(39,711,837,000)	(954,000)	(18,580,000)	[6] (39,730,417,000)

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[800005] Annex - Distribution of income by product

	Income type
	National income	Export income	Income of subsidiaries abroad	Total income
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT):
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
SKY, VETV, BLUE TO GO, BLUE TELECOMM
SKY - DTH BROADCAST SATELLITE TV	17,970,812,000	0	1,101,419,000	19,072,231,000
SKY - PAY PER VIEW	71,003,000	0	12,309,000	83,312,000
SKY - ADVERTISING	1,183,495,000	0	0	1,183,495,000
CABLE (INCLUDES LEASING OF SET-TOP EQUIPMENT):
CABLE (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
IZZI, IZZI GO
CABLE - DIGITAL TV SERVICE	16,054,150,000	0	0	16,054,150,000
CABLE - BROADBAND SERVICES	19,197,699,000	0	0	19,197,699,000
CABLE - SERVICE INSTALLATION	581,626,000	0	0	581,626,000
CABLE - ADVERTISING	2,073,346,000	0	0	2,073,346,000
CABLE - TELEPHONY	5,259,768,000	0	0	5,259,768,000
CABLE - OTHER INCOME	45,677,000	0	0	45,677,000
BESTEL, METRORED
CABLE - ENTERPRISE OPERATIONS	4,940,564,000	0	258,946,000	5,199,510,000
OTHER BUSINESSES:
OTHER BUSINESSES:	0	0	0	0
TV Y NOVELAS, VANIDADES, TÚ, COSMOPOLITAN, COCINA FÁCIL,CARAS, HARPER´S BAZAR, NATIONAL GEOGRAPHIC, ESQUIRE, MUY INTERESANTE
PUBLISHING - MAGAZINE CIRCULATION	269,817,000	0	0	269,817,000
PUBLISHING - ADVERTISING	152,820,000	0	0	152,820,000
PUBLISHING - OTHER INCOME	5,938,000	0	0	5,938,000
VIDEOCINE, PANTELION
DISTRIBUTION, RENTALS AND SALE OF MOVIE RIGHTS	0	0	0	0
CLUB DE FÚTBOL AMÉRICA, ESTADIO AZTECA
SPECIAL EVENTS AND SHOW PROMOTION	2,189,093,000	308,194,000	0	2,497,287,000
PLAY CITY
GAMING	2,493,534,000	0	0	2,493,534,000
GRUPO TELEVISA
TRANSMISSION CONCESSIONS RIGHTS AND FACILITIES OF PRODUCTION	1,658,317,000	0	0	1,658,317,000
VOLKSWAGEN SEDAN, AUDIOCUENTOS DISNEY, IRON MAN,BIBLIOTECA DE CRIMEN Y MISTERIO, AUTOS INOLVIDABLES,TERMINATOR
PUBLISHING DISTRIBUTION	261,077,000	0	0	261,077,000
INTERSEGMENT ELIMINATIONS
INTERSEGMENT ELIMINATIONS	(562,995,000)	0	0	(562,995,000)
TOTAL	73,845,741,000	308,194,000	1,372,674,000	75,526,609,000

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[800007] Annex - Financial derivate instruments

Management discussion about the policy uses of financial derivative instruments, explaining if these policies are allowed just for coverage or for other uses like trading

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS”

III. QUALITATIVE AND QUANTITATIVE INFORMATION

i. Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.
In accordance with the policies and procedures implemented by the Vice President of Finance and Risk and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the fourth quarter of 2022, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), certain financial derivative transactions originally intended to serve as a hedge and in effect as of December 31, 2022, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.
General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.
The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

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The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.
Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.
Financial derivative transactions are reported from time to time to the Audit Committee.
The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and in some instances, using the form agreement ISDAmex. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.
In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.
As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.
In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:
1.	Cross-currency interest rate swaps (i.e., coupon swaps);
2.	Interest rate and inflation-indexed swaps;
3.	Cross-currency principal and interest rate swaps;
4.	Swaptions;
5.	Forward exchange rate contracts;
6.	FX options;
7.	Interest Rate Caps and Floors contracts;
8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and
9.	Credit Default Swaps.
The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.
During the quarter from October to December 2022, there were no defaults ormargin calls under the aforementioned financial derivative transactions.

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The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.
The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.
The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.
As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.
Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
The Company has a Risk Management Committee, which is responsible for monitoring the Company's risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company's Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

General description about valuation techniques, standing out the instruments valuated at cost or fair value, just like methods and valuation techniques

ii. General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.
In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.
The Company performs its valuations without the participation of any independent third party.
The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

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Management discussion about internal and external sources of liquidity that could be used for attending requirements related to financial derivative instruments

iii. Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.
As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

Changes and management explanation in principal risk exposures identified, as contingencies and events known by the administration that could affect future reports

iv. Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and, in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.
Changes in the Company’s exposure to the principal risks identified thereby and, in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.
Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.
Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.
As of the date hereof, no circumstance or event of a financial derivative transaction, resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.
Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.
1.
During the relevant quarter, forwards through which the Company hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $56,693,916.00 (Fifty Six Millions Six Hundred Ninety Three Thousand Nine Hundred Sixteen U.S. Dollars 00/100), expired. As a result of this hedge, a loss of MXN $24,392,557.36 (Twenty Four Millions Three Hundred Ninety Two Thousand Five Hundred Fifty Seven Mexican pesos 36/100) was incurred in the quarter.

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2.
During the relevant quarter, interest rate swaps through which the Company hedged against a possible change on the Interest Rates with a notional amount of MXN $3,500,000,000.00 (Three Billion Five Hundred Million Mexican pesos 00/100), expired. As a result of this hedge, a gain of MXN $7,240,138.89 (Seven million two hundred Forty thousand one hundred thirty eight Mexican pesos 89/100)

3.
During the relevant quarter, forwards through which Empresas Cablevisión, S.A.B. de C.V. hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $19,324,437.00 (Nineteen Million Three Hundred Twenty Four Thousand Four Hundred Thirty Seven U.S. Dollars 00/100), expired. As a result of this hedge, a loss of MXN $7,895,642.88 (Seven Millions Eight Hundred Ninety Five Thousand Six Hundred Forty Two Mexican pesos 88/100) was incurred in the quarter.

4.
During the relevant quarter, forwards through which Televisión Internacional, S.A. de C.V. hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $13,981,647.00 (Thirteen Million Nine Hundred Eighty One Thousand Six Hundred Forty Seven U.S. Dollars 00/100), expired. As a result of this hedge, a loss of MXN $5,712,997.94 (Five Million Seven Hundred Twelve Thousand Nine Hundred Ninety Seven Mexican pesos 94/100) was incurred in the quarter.

During the relevant quarter there were no defaults or margin calls under financial derivative transactions.

Quantitative information for disclosure

v. Quantitative Information. Attached hereto as “Table 1” is a summary of the financial derivative instruments purchased by Grupo Televisa, S.A.B, Empresas Cablevisión S.A.B. de C.V., and Televisión Internacional, S.A. de C.V. whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.
IV. SENSITIVITY ANALYSIS
Considering that the Company has entered into financial derivative transactions for hedging purposes and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.
In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

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TABLE 1
GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
December 31, 2022
(In thousands of Mexican pesos and/or U.S. dollars, as indicated)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter (5)	Previous Quarter (6)	Current Quarter Dr (Cr) (5)	Previous Quarter Dr (Cr) (6)	Maturing per Year
Interest Rate Swap (1)	Hedging	-	-	TIIE 28 días / 7.3275%	-	2,493	Monthly interest 2022	Does not exist (7)
Interest Rate Swap (1)	Hedging	-	-	TIIE 28 días / 7.3500%	-	4,872	Monthly interest 2022	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.2,500,000	TIIE 28 days / 7.7485%	TIIE 28 days / 7.7485%	11,237	21,012	Monthly interest 2022-2023	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.10,000,000	TIIE 28 days / 6.7620%	TIIE 28 days / 6.7620%	532,344	579,293	Monthly interest 2022-2024	Does not exist (7)
Forward (1)	Hedging	U.S.$113,388/ Ps.2,282,376	U.S.$113,388/ Ps.2,282,376	U.S.$56,694/ Ps.1,143,620	(34,801)	4,749	2022	Does not exist (7)
Forward (2)	Hedging	U.S.$27,963/ Ps.561,992	U.S.$27,963/ Ps.561,992	U.S.$13,982/ Ps.281,733	(7,650)	1,744	2022	Does not exist (7)
Forward (3)	Hedging	U.S.$38,649/ Ps.778,253	U.S.$38,649/ Ps.778,253	U.S.$19,324/ Ps.389,391	(12,047)	2,411	2022	Does not exist (7)
Forward (4)	Hedging	U.S.$58,000/ Ps.1,166,786	U.S.$58,000/ Ps.1,166,786	-	(16,903)	-	2022	Does not exist (7)
				Total	472,180	616,574

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Televisión Internacional, S.A. de C.V.
(3)	Acquired by Empresas Cablevisión, S.A.B. de C.V.
(4)	Acquired by Corporación Novavisión S. de R.L. de C.V.
(5)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as of December 31, 2022, is as follows:

Other financial assets	Ps.	11,237
Other non-current financial assets		532,344
Other financial liabilities		(71,401)
	Ps.	472,180
(6)	Information as of September 30, 2022.
(7)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support”

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[800100] Notes - Subclassifications of assets, liabilities and equities

Concept	Close Current Quarter 2022-12-31	Close Previous Exercise 2021-12-31
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	53,697,000	53,176,000
Balances with banks	1,988,185,000	1,127,641,000
Total cash	2,041,882,000	1,180,817,000
Cash equivalents
Short-term deposits, classified as cash equivalents	49,089,110,000	24,647,398,000
Short-term investments, classified as cash equivalents	0	0
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	49,089,110,000	24,647,398,000
Other cash and cash equivalents	0	0
Total cash and cash equivalents	51,130,992,000	25,828,215,000
Trade and other current receivables
Current trade receivables	8,457,302,000	13,093,011,000
Current receivables due from related parties	311,224,000	874,852,000
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	1,431,137,000	3,031,233,000
Total current prepayments	1,431,137,000	3,031,233,000
Current receivables from taxes other than income tax	6,594,730,000	9,417,978,000
Current value added tax receivables	6,531,893,000	9,337,972,000
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	2,693,926,000	2,164,284,000
Total trade and other current receivables	19,488,319,000	28,581,358,000
Classes of current inventories
Current raw materials and current production supplies
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished goods	0	0
Current spare parts	0	0
Property intended for sale in ordinary course of business	0	0
Other current inventories	1,448,278,000	2,212,859,000
Total current inventories	1,448,278,000	2,212,859,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	0	0
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Trade and other non-current receivables
Non-current trade receivables	438,376,000	385,060,000
Non-current receivables due from related parties	6,365,038,000	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0

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Concept	Close Current Quarter 2022-12-31	Close Previous Exercise 2021-12-31
Non-current value added tax receivables	0	0
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	6,803,414,000	385,060,000
Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint ventures	952,736,000	817,793,000
Investments in associates	49,498,213,000	25,886,442,000
Total investments in subsidiaries, joint ventures and associates	50,450,949,000	26,704,235,000
Property, plant and equipment
Land and buildings
Land	4,064,386,000	4,891,626,000
Buildings	2,888,775,000	4,767,765,000
Total land and buildings	6,953,161,000	9,659,391,000
Machinery	60,014,208,000	58,966,115,000
Vehicles
Ships	0	0
Aircraft	500,338,000	507,644,000
Motor vehicles	557,127,000	734,360,000
Total vehicles	1,057,465,000	1,242,004,000
Fixtures and fittings	414,411,000	521,800,000
Office equipment	1,564,859,000	2,117,027,000
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Construction in progress	11,570,777,000	14,535,546,000
Construction prepayments	0	0
Other property, plant and equipment	661,518,000	880,243,000
Total property, plant and equipment	82,236,399,000	87,922,126,000
Investment property
Investment property completed	2,873,165,000	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	2,873,165,000	0
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	144,354,000	218,896,000
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Computer software	4,159,246,000	5,158,928,000
Licences and franchises	0	0
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	0	0
Other intangible assets	22,914,989,000	22,841,400,000
Total intangible assets other than goodwill	27,218,589,000	28,219,224,000
Goodwill	13,904,998,000	14,036,657,000
Total intangible assets and goodwill	41,123,587,000	42,255,881,000
Trade and other current payables
Current trade payables	16,083,858,000	22,874,341,000
Current payables to related parties	88,324,000	82,070,000

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Concept	Close Current Quarter 2022-12-31	Close Previous Exercise 2021-12-31
Accruals and deferred income classified as current
Deferred income classified as current	2,128,764,000	8,998,556,000
Rent deferred income classified as current	0	0
Accruals classified as current	2,893,763,000	4,847,210,000
Short-term employee benefits accruals	1,384,808,000	2,332,260,000
Total accruals and deferred income classified as current	5,022,527,000	13,845,766,000
Current payables on social security and taxes other than income tax	2,388,130,000	3,900,861,000
Current value added tax payables	1,846,542,000	3,143,958,000
Current retention payables	273,080,000	516,099,000
Other current payables	0	0
Total trade and other current payables	23,855,919,000	41,219,137,000
Other current financial liabilities
Bank loans current	1,000,000,000	4,106,432,000
Stock market loans current	0	0
Other current liabilities at no cost	0	0
Other current liabilities no cost	71,401,000	149,087,000
Other current financial liabilities	1,761,069,000	2,034,577,000
Total Other current financial liabilities	2,832,470,000	6,290,096,000
Trade and other non-current payables
Non-current trade payables	480,808,000	5,328,025,000
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	5,178,014,000	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	5,178,014,000	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	5,658,822,000	5,328,025,000
Other non-current financial liabilities
Bank loans non-current	12,617,243,000	16,093,167,000
Stock market loans non-current	91,623,407,000	105,592,543,000
Other non-current liabilities at no cost	0	0
Other non-current liabilities no cost	0	23,798,000
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	104,240,650,000	121,709,508,000
Other provisions
Other non-current provisions	1,690,454,000	1,079,671,000
Other current provisions	1,851,392,000	1,107,000
Total other provisions	3,541,846,000	1,080,778,000
Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	937,408,000	2,040,114,000
Reserve of cash flow hedges	285,532,000	8,467,000
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	(15,767,224,000)	(15,040,193,000)
Reserve of gains and losses on remeasuring available-for-sale financial assets	0	0
Reserve of share-based payments	0	0

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Concept	Close Current Quarter 2022-12-31	Close Previous Exercise 2021-12-31
Reserve of remeasurements of defined benefit plans	(634,406,000)	(739,646,000)
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	0	0
Merger reserve	0	0
Statutory reserve	0	0
Other comprehensive income	4,354,812,000	109,266,000
Total other reserves	(10,823,878,000)	(13,621,992,000)
Net assets (liabilities)
Assets	299,107,531,000	293,742,081,000
Liabilities	154,977,626,000	197,218,017,000
Net assets (liabilities)	144,129,905,000	96,524,064,000
Net current assets (liabilities)
Current assets	81,576,823,000	73,258,950,000
Current liabilities	34,370,918,000	56,669,522,000
Net current assets (liabilities)	47,205,905,000	16,589,428,000

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[800200] Notes - Analysis of income and expense

Concept	Accumulated Current Year 2022-01-01 - 2022-12-31	Accumulated Previous Year 2021-01-01 - 2021-12-31	Quarter Current Year 2022-10-01 - 2022-12-31	Quarter Previous Year 2021-10-01 - 2021-12-31
Analysis of income and expense
Revenue [abstract]
Revenue from rendering of services	59,788,397,000	57,331,417,000	15,142,976,000	14,725,807,000
Revenue from sale of goods	683,740,000	775,318,000	163,702,000	156,571,000
Interest income	0	0	0	0
Royalty income	1,187,135,000	689,870,000	393,436,000	213,520,000
Dividend income	0	0	0	0
Rental income	13,867,337,000	15,118,827,000	3,432,153,000	3,733,197,000
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	75,526,609,000	73,915,432,000	19,132,267,000	18,829,095,000
Finance income
Interest income	2,151,109,000	560,026,000	594,366,000	30,229,000
Net gain on foreign exchange	0	0	0	0
Gains on change in fair value of derivatives	0	0	0	0
Gain on change in fair value of financial instruments	0	0	0	0
Other finance income	0	0	0	0
Total finance income	2,151,109,000	560,026,000	594,366,000	30,229,000
Finance costs
Interest expense	9,455,578,000	9,105,998,000	2,134,791,000	2,332,561,000
Net loss on foreign exchange	1,790,956,000	2,188,861,000	630,626,000	276,708,000
Losses on change in fair value of derivatives	110,739,000	1,183,180,000	53,394,000	217,917,000
Loss on change in fair value of financial instruments	0	0	0	0
Other finance cost	0	0	0	0
Total finance costs	11,357,273,000	12,478,039,000	2,818,811,000	2,827,186,000
Tax income (expense)
Current tax	2,384,491,000	1,356,052,000	1,890,619,000	(1,461,042,000)
Deferred tax	(3,611,953,000)	317,002,000	(4,102,379,000)	3,472,388,000
Total tax income (expense)	(1,227,462,000)	1,673,054,000	(2,211,760,000)	2,011,346,000
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[800500] Notes - List of notes

Disclosure of notes and other explanatory information

See Notes 1 and 2 of the Disclosure of interim financial reporting.

Disclosure of general information about financial statements

Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Basis of Preparation and Accounting Policies

The condensed consolidated financial statements of the Group, as of December 31, 2022 and December 31, 2021, and for the years ended December 31, 2022 and 2021, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2022 and 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of December 31, 2022.

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Disclosure of significant accounting policies

Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of its annual consolidated financial statements as of December 31, 2022, and where applicable, of its condensed consolidated financial statements, are summarized below.

(a)	Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020, are presented in accordance with International Financial Reporting Standards (“IFRS Standards”), as issued by the International Accounting Standards Board (“IASB”). IFRS Standards comprise: (i) IFRS Standards; (ii) International Accounting Standards (“IAS Standards”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of derivative financial instruments, financial assets, investments in equity financial instruments, plan assets of post-employment benefits and share-based payments, as described in the notes to the financial statements below.

The preparation of consolidated financial statements in conformity with IFRS Standards, requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

The consolidated statements of income of the Group for the years ended December 31, 2022, 2021 and 2020, have been prepared to present the discontinued operations following the TelevisaUnivision Transaction closed on January 31, 2022. Accordingly, the consolidated statements of income of the Group for the years ended December 31, 2021 and 2020, have been re-presented from those previously reported by the Company, to present in those periods the results from discontinued operations for the businesses disposed of by the Group on January 31, 2022 (see Notes 3 and 28).

These consolidated financial statements were authorized for issuance on March 31, 2023, by the Group’s Corporate Vice President of Finance.

(b)	Consolidation

The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities, and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.

Subsidiaries

Subsidiaries are all entities over which the Company has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree, and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.

Changes in Ownership Interests in Subsidiaries without Change of Control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

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Loss of Control of a Subsidiary

When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss.

Discontinued Operations

A discontinued operation is a component of the Group that either has been disposed of or is classified as held for sale, for which its operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Group and represents a separate major line of business or operations.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held for sale.

When an operation is classified as a discontinued operation, the comparative consolidated statements of income are re-presented as if the operation had been discontinued from the start of the comparative period.

Subsidiaries of the Company

At December 31, 2022 and 2021, the main direct and indirect subsidiaries of the Company were as follows:

Subsidiaries	Company’s Ownership Interest (1)	Business Segment (2)
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (4)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (5)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (6)	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (7)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (8)	100%	Cable
FTTH de México, S.A. de C.V. (9)	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (10)	100%	Cable and Sky
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (11)	58.7%	Sky
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries (13)	100%	Content and Other Businesses (2)
Televisa, S. de R. L. de C.V. (Televisa, S.A. de C.V. through May 2021) (“Televisa”) (12)	100%	Content (2)
Televisión Independiente de México, S.A. de C.V. (“TIM”) (12)	100%	Content (2)
G.Televisa-D, S.A. de C.V. (12)	100%	Content (2)
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (13)	100%	Content (2)
Ulvik, S.A. de C.V. (14)	100%	Content and Other Businesses (2)
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (13)	100%	Content and Other Businesses (2)

(1)	Percentage of equity interest directly or indirectly held by the Company.

(2)
See Note 26 for a description of each of the Group’s business segments. The Group’s operations of the Content segment were discontinued following the closing of the TelevisaUnivision Transaction on January 31, 2022 (see Note 3).

(3)	Empresas Cablevisión, S.A.B. de C.V., is a direct majority-owned subsidiary of CVQ.

(4)	The subsidiaries in the Cablemás business are directly and indirectly owned by CVQ.

(5)	Televisión Internacional, S.A. de C.V., is a direct subsidiary of CVQ.

(6)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.

(7)	Arretis, S.A.P.I. de C.V., is a direct subsidiary of CVQ.

(8)	The subsidiaries in the Telecable business are directly owned by CVQ.

(9)	FTTH de México, S. A. de C.V., is an indirect subsidiary of CVQ.

(10)	CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova.

(11)
Innova is an indirect majority-owned subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova.

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(12)
TIM and G.Televisa-D, S.A. de C.V., are direct subsidiaries of Grupo Telesistema, and through January 31, 2022, were part of the Group’s former Content business. Televisa was a direct subsidiary of Grupo Telesistema through January 31, 2022.

(13)
Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), and Villacezán are indirect wholly-owned subsidiaries of Grupo Telesistema. As of December 31, 2022, Multimedia Telecom, Grupo Telesistema, Tieren, Villacezán, and Corporativo TD Sports, S.A. de C.V., a direct subsidiary of Grupo Telesistema,  are the subsidiaries through which the Company owns shares of the capital stock of TelevisaUnivision (formerly known as Univision Holdings II, Inc. or UH II), the successor company of Univision Holdings, Inc. (“UHI”) and the parent company of Univision Communications Inc. (“Univision”), representing 43.8%, 49.7%, 2.1%, 3.7% and 0.7% , respectively, of the Group’s aggregate investment in shares of common stock issued by TelevisaUnivision as of December 31, 2022. Multimedia Telecom and Tieren were the subsidiaries through which the Company owned shares of the capital stock of UH II, representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock issued by UH II as of December 31, 2021 (see Notes 3, 10 and 20).

(14)
A direct subsidiary of the company and the parent company of Televisa Corporación, S.A. de C.V., an indirect subsidiary of the company that provides services to certain companies in the Group’s Other Businesses segment and, through January 31, 2022, provided services to certain companies in the Group’s former Content segment.

Concessions and Permits

The Group’s Cable, Sky and Other Businesses segments, require governmental concessions and special authorizations for the provision of telecommunications and broadcasting services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).

Renewal of concessions for the Cable and Sky segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision. The payments made by the Group for these broadcasting concessions were accounted for as intangible assets in the Group’s Content segment through January 31, 2022, and are accounted as intangible assets in the Group’s Other Businesses segment after that date (see Notes 3, 13 and 26).

Renewal of broadcasting concessions for the broadcast programming operations over television stations for the signals of TelevisaUnivision, require, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.

The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.

The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

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At December 31, 2022, the expiration dates of the Group’s concessions and permits were as follows:
Segments	Expiration Dates
Cable	Various from 2026 to 2056
Sky	Various from 2024 to 2056
Other Businesses: Broadcasting concessions (1)	In 2042 and 2052
Gaming	In 2030

(1)
In November 2018, the IFT approved (i) 23 concessions for the use of spectrum that comprise the Company’s 225 TV stations, for a term of 20 years, starting in January 2022 and ending in January 2042, and (ii) six concessions that grant the authorization to provide digital broadcasting television services of such 225 TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052. In November 2018, the Group paid for such renewal an aggregate amount of Ps.5,754,543 in cash, which included a payment of Ps.1,194 for administrative expenses and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount is being amortized over a period of 20 years beginning on January 1, 2022, by using the straight-line method. Through January 31, 2022, these broadcasting concessions were part of the Group’s former Content segment, and after the TelevisaUnivision Transaction closed on that date, these concessions became part of the Group’s Other Businesses segment (see Notes 3, 13 and 26).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

(c)	Investments in Associates and Joint Ventures

Associates are those entities over which the Group has significant influence but not control or joint control, over the financial and operating policies, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with one or more stockholders, without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition. The investor’s income or loss includes its share of the investee’s income or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

The Group’s investments in associates include an equity interest in TelevisaUnivision (formerly known as UH II) represented by approximately 44.4% and 35.5% of the outstanding total common and preferred shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision) as of December 31, 2022 and 2021, respectively (see Notes 3 and 10).

If the Group’s share of losses of an associate or a joint venture, equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

Any gain or loss resulting from a downstream transaction involving assets that constitute a business, as defined in IFRS 3 Business Combinations, between the Company (including its consolidated subsidiaries) and its associate or joint venture is recognized in full in the Group’s financial statements. The Group adopted this accounting policy in connection with the TelevisaUnivision Transaction closed on January 31, 2022 (see Note 3), and in accordance with the guidelines of Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, and Effective Date of Amendments to IFRS 10 and IAS 28, issued by the IASB.

(d)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s Co-Chief Executive Officers (“chief operating decision makers”), who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.

(e)	Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and reporting currency of the Group’s consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations.

Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

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Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.
Translation of Foreign Operations

The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); (c) stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated and (d) all resulting translation differences are recognized in other comprehensive income or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.

Assets and liabilities in foreign currencies of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are initially converted to Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of TelevisaUnivision (formerly known as UH II) (hedged item), which amounted to U.S.$2,538.8 million (Ps.49,446,349) and U.S.$1,254.5 million (Ps.25,721,539) as of December 31, 2022 and 2021, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) was designated as a fair value hedge of foreign exchange exposure related to its investment in warrants that were exercisable for common stock of UHI (hedged item) through December 29, 2020, the date on which the Group exercised all of these warrants for common stock of UHI, which amounted to U.S.$871.6 million (Ps.17,387,699) as of December 29, 2020. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt was credited or charged directly to other comprehensive income or loss through December 29, 2020, along with the recognition in the same line item of any foreign currency gain or loss of this investment in warrants designated as a hedged item through that date (see Notes 14 and 18).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund (hedged item), which amounted to U.S.$39.7 million (Ps.773,209) and U.S.$46.1 million (Ps.945,176), as of December 31, 2022 and 2021, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund designated as a hedged item (see Notes 9, 14 and 18).

(f)	Cash and Cash Equivalents and Temporary Investment

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

Temporary investments consist of short-term investments in securities, including without limitation debt with a maturity of over three months and up to one year at the date of acquisition, stock and other financial instruments, or a combination thereof, as well as current maturities of non-current financial assets. Temporary investments are measured at fair value with changes in fair value recognized in finance income in the consolidated income statement, except the current maturities of non-current held-to-maturity securities which are measured at amortized cost.

As of December 31, 2022 and 2021, cash equivalents primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 1.53% for U.S. dollar deposits and 7.40% for Mexican peso deposits in 2022, and approximately 0.07% for U.S. dollar deposits and 4.36% for Mexican peso deposits in 2021.

(g)	Transmission Rights and Programming

Transmission rights are valued at the lesser of acquisition cost and net realizable value.

Transmission rights are recognized from the point at which the legally enforceable license period begins. Until the license term commences and the programming rights are available, payments made are recognized as prepayments. Cost of revenues is calculated and recorded for the month in which transmission rights are matched with related revenues.

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Transmission rights are recognized in income over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined by past experience, but not exceeding 25 years.

Through January 31, 2022, programming was comprised of programs, literary works, production talent advances and films.  Programs and films were valued at the lesser of production cost, which consisted of direct production costs and production overhead, and net realizable value. Literary works were valued at the lesser of acquisition cost and net realizable value. Payments for production talent advances were initially capitalized and subsequently included as direct or indirect costs of program production. Cost of revenues was calculated and recorded for the month in which programs, literary works, production talent advances and films were matched with related revenues.

Through January 31, 2022, the Group’s policy was to capitalize the production costs of programs which benefited more than one annual period and amortized them over the expected period of future program revenues based on the Company’s historical revenue patterns and usage for similar productions.

(h)	Inventories

Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realizable value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.

(i)	Financial Assets

The Group classifies its financial assets in accordance with IFRS 9 Financial Instruments (“IFRS 9”). Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or fair value through income or loss (“FVIL”), based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

Financial Assets Measured at Amortized Cost

Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying amount recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade accounts and notes receivable”, “other accounts and notes receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).

Financial Assets Measured at FVOCIL

Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9. In connection with this designation, any amounts presented in consolidated other comprehensive income are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.

Financial Assets at FVIL

Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Impairment of Financial Assets

The Group assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at FVOCIL. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables (see Note 7).

Offsetting of Financial Instruments
Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

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(j)	Property, Plant and Equipment, and Investment Property

Property, plant and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

The initial estimate of the costs of dismantling items of property, plant and equipment are recognized as incurred at the fair value of related dismantling obligations. These dismantling obligations are primarily related to the use of the Group’s Cable segment networks during a particular period and presented as part of other long-term liabilities in the Group’s consolidated statements of financial position. As of December 31, 2022 and 2021, the present value of the Group’s dismantling obligations amounted to Ps.1,129,184 and Ps.933,880, respectively.
Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying amount of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives
Buildings	20-50 years
Technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	10-15 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Investment Property

Beginning on February 1, 2022 the Group has investment property. Investment property is property of the Group (land or a building or part of a building or both) held by a lessee as a right-of-use asset to earn rentals rather than for use in the production or supply of goods or services or for administrative purposes, or sale in the ordinary course of business.

Land is not depreciated. Depreciation of investment property is based upon the carrying amount of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives

Buildings	20-65 years

The Group’s investment property is measured at cost less any accumulated depreciation and any accumulated impairment losses.

(k)	Lease Agreements

As a lessee, the Group recognizes a right-of-use asset representing its right to use the underlying asset in a lease agreement, and a lease liability representing its obligation to make lease payments.

Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs and restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight–line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

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The Group recognizes a depreciation of rights-of-use assets for long-term lease agreements, and a finance expense for interest from related lease liabilities.

The Group leases its investment property consisting of certain owned building and land property (see Note 11). These lease agreements are classified as operating leases from a lessor perspective.

(l)	Intangible Assets and Goodwill

Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include, trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated Useful Lives
Trademarks with finite useful lives	4 years
Licenses	3-10 years
Subscriber lists	4-5 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years

Trademarks

The Group determines its acquired trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks. The Group has not capitalized any amounts associated with internally developed trademarks.
Concessions

The Group defined concessions to have an indefinite life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits.

Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-line basis over the fixed term of the related concession.

Goodwill
Goodwill arises on the acquisition of a business and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the greater of the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods.

(m)	Impairment of Long-lived Assets

The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible (see Note 13), whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying amount of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

(n)	Trade Accounts Payable and Accrued Expenses

Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

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Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2022 and 2021.

(o)	Debt

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period on which the debt is outstanding using the effective interest method.

Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2022 and 2021.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.
(p)	Customer Deposits and Advances
Customer deposits and advance agreements for advertising services provide that customers receive prices that are fixed for the contract period for advertising time in the Group’s platforms or other services, based on rates established by the Group. Such rates vary depending on when the advertisement is made or the service is provided, including the season, hour, day and type of programming.

Through January 31, 2022, in connection with its former Content business, the Group recognized customer deposits and advance agreements for advertising services in the consolidated statement of financial position, when these agreements were executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 7).

Customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. A contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract assets upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term.

(q)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

(r)	Equity

The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Standards. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.

Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

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(s)	Revenue Recognition and Contract Costs

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Through January 31, 2022, the Group derived the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Following the TelevisaUnivision Transaction, which was closed on January 31, 2022, the Group derives the majority of its revenues from telecommunications-related business activities, primarily from its Cable and Sky segment operations (see Notes 3 and 26). Revenues are recognized when the service is provided, and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

•	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.

•
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

•	Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided.

•
Advertising revenues, including deposits and advances from customers for future advertising, were recognized at the time the advertising services were rendered. The advertising revenues of the Group’s Content segment operations were discontinued on January 31, 2022, in connection with the TelevisaUnivision Transaction (see Note 3).

•
Revenues from program services for network subscription and licensed and syndicated television programs were recognized when the programs were sold and became available for broadcast. These revenues were discontinued on January 31, 2022, in connection with the TelevisaUnivision Transaction (see Note 3).

•
Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.

•	Revenues from publishing distribution are recognized upon distribution of the products.

•	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.

•
Motion picture production and distribution revenues were recognized as the films were exhibited. These revenues were discontinued on January 31, 2022, in connection with the TelevisaUnivision Transaction (see Note 3).

•	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win.

In respect to sales of multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. The Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.

Contract Costs

Incremental costs for obtaining contracts with customers in the Cable and Sky segments, primarily commissions, are recognized as contract costs (assets) in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

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The Group has recognized assets from incremental costs of obtaining contracts with customers, primarily commissions, which were classified as current and non-current assets in its consolidated financial statements as of December 31, 2022 and 2021, as follows:

	Cable		Sky		Total
Contract costs:
At January 1, 2022	Ps.	2,498,124	Ps.	2,500,190	Ps.	4,998,314
Additions		1,764,989		580,042		2,345,031
Amount recognized in income		(965,677)		(1,059,442)		(2,025,119)
Total Contract Costs at December 31, 2022		3,297,436		2,020,790		5,318,226
Less:
Current Contract Costs		1,077,417		840,870		1,918,287
Total Non-current Contract Costs	Ps.	2,220,019	Ps.	1,179,920	Ps.	3,399,939

	Cable		Sky		Total
Contract costs:
At January 1, 2021	Ps.	2,027,691	Ps.	2,513,866	Ps.	4,541,557
Additions		1,209,894		1,088,956		2,298,850
Amount recognized in income		(739,461)		(1,102,632)		(1,842,093)
Total Contract Costs at December 31, 2021		2,498,124		2,500,190		4,998,314
Less:
Current Contract Costs		797,273		985,450		1,782,723
Total Non-current Contract Costs	Ps.	1,700,851	Ps.	1,514,740	Ps.	3,215,591

(t)	Interest Income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income. Interest income on impaired loan and receivables is recognized using the original effective interest rate.

(u)	Employee Benefits

Pension and Seniority Premium Obligations

Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post- employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing

The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred. The profit sharing is paid to employees on a yearly basis and calculated by the Mexican companies in the Group at the statutory rate of 10% on their respective adjusted income in accordance with the Federal Labor Law. Beginning in 2021, there is a cap on the payment of profit sharing of up to three months of salary per employee (see Note 24).

Termination Benefits

Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that involves the payment of termination benefits.

(v)	Income Taxes

The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is recognized in other comprehensive income.

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The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is recovered or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(w)	Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2022, 2021 and 2020, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x)	Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(y)	Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees and recognized as a charge to consolidated income (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.968,628, Ps.903,764 and Ps.863,782 for the years ended December 31, 2022, 2021 and 2020, respectively, of which Ps.968,628, Ps.1,066,863 and Ps.962,806 was credited in consolidated stockholders’ equity for each of those years, respectively (see Note 17).

(z)	New and Amended IFRS Standards

The Group adopted some amendments and improvements to certain IFRS Standards that became effective in 2022, 2021 and 2020, which did not have any significant impact on the Group’s consolidated financial statements.

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Below is a list of the new and amended IFRS Standards that have been issued by the IASB and are effective for annual periods beginning on January 1, 2023.
New or Amended IFRS Standard	Title of the IFRS Standard	Effective for Annual Periods Beginning On or After

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 17 (1)	Insurance Contracts	January 1, 2023
Amendments to IAS 1 (1)	Classification of Liabilities as Current or Non-current	January 1, 2023
Amendments to IAS 8 (1)	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2 (1)	Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 12 (1)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendment to IFRS 17 (1)	Initial Application of IFRS 17 and IFRS 9 – Comparative Information	January 1, 2023
Amendments to IFRS 16 (1)	Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 1 (1)	Non-current Liabilities with Covenants	January 1, 2024

(1) This new or amended IFRS Standard is not expected to have a significant impact on the Group’s consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued by the IASB in September 2014, and addressed and acknowledged an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in IAS 28 Investments in Associates and Joint Ventures, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely. Entities are required to apply these amendments prospectively to the sale or contribution of assets occurring in annual periods beginning on or after a date to be determined by the IASB. Earlier application is permitted. If an entity applies these amendments earlier, it shall disclose that fact. These amendments became applicable to the Group’s consolidated financial statements in connection with the closing of the TelevisaUnivision Transaction in the first quarter of 2022 (see Note 3). As permitted, the Group has applied these amendments in 2022 and disclosed this fact in its consolidated financial statements.

IFRS 17 Insurance Contracts (“IFRS 17”) was issued by the IASB in May 2017 and amended in June 2020. IFRS 17 supersedes IFRS 4 Insurance Contracts (“IFRS 4”), which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosures of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts with discretionary participation features issued. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Under the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. Amendments to IFRS 17 were issued in June 2020 aimed at helping companies implement the Standard and making it easier for them to explain their financial performance. The fundamental principles introduced when IFRS 17 was issued in May 2017 remained unaffected. IFRS 17 became effective on January 1, 2023.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current were issued by the IASB in January 2020, and clarify one of the criteria in IAS 1 for classifying a liability as non-current that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. An entity shall apply these amendments for annual reporting periods beginning on or after January 1, 2023, retrospectively in accordance with IAS 8. Earlier application is permitted.

Amendments to IAS 8 Definition of Accounting Estimates, were issued by the IASB in February 2021, the amendments introduced the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted.

Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies, were issued by the IASB in February 2021, the Board amended paragraphs 117–122 of IAS 1 Presentation of Financial Statements to require entities to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the Board also amended IFRS Practice Statement 2 Making Materiality Judgements (Materiality Practice Statement) to explain and demonstrate the application of the “four-step materiality process” to accounting policy disclosures.

Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction were issued by the IASB in May 2021 and specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. IAS 12 Income Taxes specifies how a company accounts for income tax, including deferred tax, which represents tax payable or recoverable in the future. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets and liabilities for the first time. Previously, there had been some uncertainty about whether the exemption applied to transactions such as leases and decommissioning obligations, transactions for which companies recognize both an asset and a liability. The amendments clarify that the exemption does not apply and that companies are required to recognize deferred tax on such transactions. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

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Amendment to IFRS 17 Initial Application of IFRS 17 and IFRS 9 – Comparative Information, was issued by the IASB in December 2021 and includes a narrow-scope amendment to the transition requirements in IFRS 17, providing insurers with an option aimed at improving the usefulness of information to investors on initial application of the new Standard. The amendment relates to insurers’ transition to the new Standard only, and it does not affect any other requirements in IFRS 17. IFRS 17 and IFRS 9 have different transition requirements. For some insurers, these differences can cause temporary accounting mismatches between financial assets and insurance contract liabilities in the comparative information they present in their financial statements when applying IFRS 17 and IFRS 9 for the first time. IFRS 17, including this amendment, is effective for annual reporting periods beginning on or after January 1, 2023.

Amendments to IFRS 16 Lease Liability in a Sale and Leaseback, were issued by the IASB in September 2022, and add to requirements in IFRS 16 Leases (“IFRS 16”) explaining how a company accounts for a sale and leaseback after the date of the transaction. A sale and leaseback is a transaction for which a company sells an asset and leases the same asset back for a period of time from the new owner. IFRS 16 includes requirements on how to account for a sale and leaseback at the date the transaction takes place. However, IFRS 16 had not specified how to measure the transaction when reporting after that date. The amendments issued add to the sale and leaseback requirements in IFRS 16, thereby supporting the consistent application of the IFRS Standard. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction. These amendments to IFRS 16 are effective for annual reporting periods beginning on or after January 1, 2024, with early application permitted.

Amendments to IAS 1 Non-current Liabilities with Covenants, were issued by the IASB in October 2022, to improve the information companies provide about long-term with covenants. IAS 1 Presentation of Financial Statements requires a company to classify debt as non-current only if the company can avoid settling the debt in the 12 months after the reporting date. However, a company’s ability to do so is often subject to complying with covenants. For example, a company might have long-term debt that could become repayable within 12 months if the company fails to comply with covenants in that 12-month period. The amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with early adoption permitted.

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[800600] Notes - List of accounting policies

Disclosure of significant accounting policies

Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of its annual consolidated financial statements as of December 31, 2022, and where applicable, of its condensed consolidated financial statements, are summarized below.

(a)	Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020, are presented in accordance with International Financial Reporting Standards (“IFRS Standards”), as issued by the International Accounting Standards Board (“IASB”). IFRS Standards comprise: (i) IFRS Standards; (ii) International Accounting Standards (“IAS Standards”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of derivative financial instruments, financial assets, investments in equity financial instruments, plan assets of post-employment benefits and share-based payments, as described in the notes to the financial statements below.

The preparation of consolidated financial statements in conformity with IFRS Standards, requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

The consolidated statements of income of the Group for the years ended December 31, 2022, 2021 and 2020, have been prepared to present the discontinued operations following the TelevisaUnivision Transaction closed on January 31, 2022. Accordingly, the consolidated statements of income of the Group for the years ended December 31, 2021 and 2020, have been re-presented from those previously reported by the Company, to present in those periods the results from discontinued operations for the businesses disposed of by the Group on January 31, 2022 (see Notes 3 and 28).

These consolidated financial statements were authorized for issuance on March 31, 2023, by the Group’s Corporate Vice President of Finance.

(b)	Consolidation

The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities, and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.

Subsidiaries

Subsidiaries are all entities over which the Company has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree, and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.

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Changes in Ownership Interests in Subsidiaries without Change of Control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Loss of Control of a Subsidiary

When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss.

Discontinued Operations

A discontinued operation is a component of the Group that either has been disposed of or is classified as held for sale, for which its operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Group and represents a separate major line of business or operations.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held for sale.

When an operation is classified as a discontinued operation, the comparative consolidated statements of income are re-presented as if the operation had been discontinued from the start of the comparative period.

Subsidiaries of the Company

At December 31, 2022 and 2021, the main direct and indirect subsidiaries of the Company were as follows:

Subsidiaries	Company’s Ownership Interest (1)	Business Segment (2)
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (4)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (5)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (6)	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (7)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (8)	100%	Cable
FTTH de México, S.A. de C.V. (9)	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (10)	100%	Cable and Sky
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (11)	58.7%	Sky
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries (13)	100%	Content and Other Businesses (2)
Televisa, S. de R. L. de C.V. (Televisa, S.A. de C.V. through May 2021) (“Televisa”) (12)	100%	Content (2)
Televisión Independiente de México, S.A. de C.V. (“TIM”) (12)	100%	Content (2)
G.Televisa-D, S.A. de C.V. (12)	100%	Content (2)
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (13)	100%	Content (2)
Ulvik, S.A. de C.V. (14)	100%	Content and Other Businesses (2)
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (13)	100%	Content and Other Businesses (2)

(1)	Percentage of equity interest directly or indirectly held by the Company.

(2)
See Note 26 for a description of each of the Group’s business segments. The Group’s operations of the Content segment were discontinued following the closing of the TelevisaUnivision Transaction on January 31, 2022 (see Note 3).

(3)	Empresas Cablevisión, S.A.B. de C.V., is a direct majority-owned subsidiary of CVQ.

(4)	The subsidiaries in the Cablemás business are directly and indirectly owned by CVQ.

(5)	Televisión Internacional, S.A. de C.V., is a direct subsidiary of CVQ.

(6)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.

(7)	Arretis, S.A.P.I. de C.V., is a direct subsidiary of CVQ.

(8)	The subsidiaries in the Telecable business are directly owned by CVQ.

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(9)	FTTH de México, S. A. de C.V., is an indirect subsidiary of CVQ.

(10)	CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova.

(11)
Innova is an indirect majority-owned subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova.

(12)
TIM and G.Televisa-D, S.A. de C.V., are direct subsidiaries of Grupo Telesistema, and through January 31, 2022, were part of the Group’s former Content business. Televisa was a direct subsidiary of Grupo Telesistema through January 31, 2022.

(13)
Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), and Villacezán are indirect wholly-owned subsidiaries of Grupo Telesistema. As of December 31, 2022, Multimedia Telecom, Grupo Telesistema, Tieren, Villacezán, and Corporativo TD Sports, S.A. de C.V., a direct subsidiary of Grupo Telesistema,  are the subsidiaries through which the Company owns shares of the capital stock of TelevisaUnivision (formerly known as Univision Holdings II, Inc. or UH II), the successor company of Univision Holdings, Inc. (“UHI”) and the parent company of Univision Communications Inc. (“Univision”), representing 43.8%, 49.7%, 2.1%, 3.7% and 0.7% , respectively, of the Group’s aggregate investment in shares of common stock issued by TelevisaUnivision as of December 31, 2022. Multimedia Telecom and Tieren were the subsidiaries through which the Company owned shares of the capital stock of UH II, representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock issued by UH II as of December 31, 2021 (see Notes 3, 10 and 20).

(14)
A direct subsidiary of the company and the parent company of Televisa Corporación, S.A. de C.V., an indirect subsidiary of the company that provides services to certain companies in the Group’s Other Businesses segment and, through January 31, 2022, provided services to certain companies in the Group’s former Content segment.

Concessions and Permits

The Group’s Cable, Sky and Other Businesses segments, require governmental concessions and special authorizations for the provision of telecommunications and broadcasting services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).

Renewal of concessions for the Cable and Sky segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision. The payments made by the Group for these broadcasting concessions were accounted for as intangible assets in the Group’s Content segment through January 31, 2022, and are accounted as intangible assets in the Group’s Other Businesses segment after that date (see Notes 3, 13 and 26).

Renewal of broadcasting concessions for the broadcast programming operations over television stations for the signals of TelevisaUnivision, require, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.

The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.

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The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

At December 31, 2022, the expiration dates of the Group’s concessions and permits were as follows:
Segments	Expiration Dates
Cable	Various from 2026 to 2056
Sky	Various from 2024 to 2056
Other Businesses: Broadcasting concessions (1)	In 2042 and 2052
Gaming	In 2030

(1)
In November 2018, the IFT approved (i) 23 concessions for the use of spectrum that comprise the Company’s 225 TV stations, for a term of 20 years, starting in January 2022 and ending in January 2042, and (ii) six concessions that grant the authorization to provide digital broadcasting television services of such 225 TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052. In November 2018, the Group paid for such renewal an aggregate amount of Ps.5,754,543 in cash, which included a payment of Ps.1,194 for administrative expenses and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount is being amortized over a period of 20 years beginning on January 1, 2022, by using the straight-line method. Through January 31, 2022, these broadcasting concessions were part of the Group’s former Content segment, and after the TelevisaUnivision Transaction closed on that date, these concessions became part of the Group’s Other Businesses segment (see Notes 3, 13 and 26).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

(c)	Investments in Associates and Joint Ventures
Associates are those entities over which the Group has significant influence but not control or joint control, over the financial and operating policies, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with one or more stockholders, without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition. The investor’s income or loss includes its share of the investee’s income or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

The Group’s investments in associates include an equity interest in TelevisaUnivision (formerly known as UH II) represented by approximately 44.4% and 35.5% of the outstanding total common and preferred shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision) as of December 31, 2022 and 2021, respectively (see Notes 3 and 10).

If the Group’s share of losses of an associate or a joint venture, equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

Any gain or loss resulting from a downstream transaction involving assets that constitute a business, as defined in IFRS 3 Business Combinations, between the Company (including its consolidated subsidiaries) and its associate or joint venture is recognized in full in the Group’s financial statements. The Group adopted this accounting policy in connection with the TelevisaUnivision Transaction closed on January 31, 2022 (see Note 3), and in accordance with the guidelines of Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, and Effective Date of Amendments to IFRS 10 and IAS 28, issued by the IASB.

(d)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s Co-Chief Executive Officers (“chief operating decision makers”), who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.

(e)	Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and reporting currency of the Group’s consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations.

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Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.
Translation of Foreign Operations

The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); (c) stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated and (d) all resulting translation differences are recognized in other comprehensive income or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.

Assets and liabilities in foreign currencies of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are initially converted to Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of TelevisaUnivision (formerly known as UH II) (hedged item), which amounted to U.S.$2,538.8 million (Ps.49,446,349) and U.S.$1,254.5 million (Ps.25,721,539) as of December 31, 2022 and 2021, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) was designated as a fair value hedge of foreign exchange exposure related to its investment in warrants that were exercisable for common stock of UHI (hedged item) through December 29, 2020, the date on which the Group exercised all of these warrants for common stock of UHI, which amounted to U.S.$871.6 million (Ps.17,387,699) as of December 29, 2020. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt was credited or charged directly to other comprehensive income or loss through December 29, 2020, along with the recognition in the same line item of any foreign currency gain or loss of this investment in warrants designated as a hedged item through that date (see Notes 14 and 18).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund (hedged item), which amounted to U.S.$39.7 million (Ps.773,209) and U.S.$46.1 million (Ps.945,176), as of December 31, 2022 and 2021, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund designated as a hedged item (see Notes 9, 14 and 18).

(f)	Cash and Cash Equivalents and Temporary Investments

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

Temporary investments consist of short-term investments in securities, including without limitation debt with a maturity of over three months and up to one year at the date of acquisition, stock and other financial instruments, or a combination thereof, as well as current maturities of non-current financial assets. Temporary investments are measured at fair value with changes in fair value recognized in finance income in the consolidated income statement, except the current maturities of non-current held-to-maturity securities which are measured at amortized cost.

As of December 31, 2022 and 2021, cash equivalents primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 1.53% for U.S. dollar deposits and 7.40% for Mexican peso deposits in 2022, and approximately 0.07% for U.S. dollar deposits and 4.36% for Mexican peso deposits in 2021.

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(g)	Transmission Rights and Programming

Transmission rights are valued at the lesser of acquisition cost and net realizable value.

Transmission rights are recognized from the point at which the legally enforceable license period begins. Until the license term commences and the programming rights are available, payments made are recognized as prepayments. Cost of revenues is calculated and recorded for the month in which transmission rights are matched with related revenues.

Transmission rights are recognized in income over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined by past experience, but not exceeding 25 years.

Through January 31, 2022, programming was comprised of programs, literary works, production talent advances and films.  Programs and films were valued at the lesser of production cost, which consisted of direct production costs and production overhead, and net realizable value. Literary works were valued at the lesser of acquisition cost and net realizable value. Payments for production talent advances were initially capitalized and subsequently included as direct or indirect costs of program production. Cost of revenues was calculated and recorded for the month in which programs, literary works, production talent advances and films were matched with related revenues.

Through January 31, 2022, the Group’s policy was to capitalize the production costs of programs which benefited more than one annual period and amortized them over the expected period of future program revenues based on the Company’s historical revenue patterns and usage for similar productions.

(h)	Inventories

Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realizable value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.

(i)	Financial Assets

The Group classifies its financial assets in accordance with IFRS 9 Financial Instruments (“IFRS 9”). Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or fair value through income or loss (“FVIL”), based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

Financial Assets Measured at Amortized Cost

Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying amount recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade accounts and notes receivable”, “other accounts and notes receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).

Financial Assets Measured at FVOCIL

Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9. In connection with this designation, any amounts presented in consolidated other comprehensive income are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.

Financial Assets at FVIL

Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Impairment of Financial Assets

The Group assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at FVOCIL. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables (see Note 7).

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Offsetting of Financial Instruments
Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

(j)	Property, Plant and Equipment, and Investment Property

Property, plant and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

The initial estimate of the costs of dismantling items of property, plant and equipment are recognized as incurred at the fair value of related dismantling obligations. These dismantling obligations are primarily related to the use of the Group’s Cable segment networks during a particular period and presented as part of other long-term liabilities in the Group’s consolidated statements of financial position. As of December 31, 2022 and 2021, the present value of the Group’s dismantling obligations amounted to Ps.1,129,184 and Ps.933,880, respectively.
Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying amount of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:
Estimated Useful Lives
Buildings	20-50 years
Technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	10-15 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Investment Property

Beginning on February 1, 2022 the Group has investment property. Investment property is property of the Group (land or a building or part of a building or both) held by a lessee as a right-of-use asset to earn rentals rather than for use in the production or supply of goods or services or for administrative purposes, or sale in the ordinary course of business.

Land is not depreciated. Depreciation of investment property is based upon the carrying amount of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives

Buildings	20-65 years

The Group’s investment property is measured at cost less any accumulated depreciation and any accumulated impairment losses.

(k)	Lease Agreements

As a lessee, the Group recognizes a right-of-use asset representing its right to use the underlying asset in a lease agreement, and a lease liability representing its obligation to make lease payments.

Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs and restoration costs.

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Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight–line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

The Group recognizes a depreciation of rights-of-use assets for long-term lease agreements, and a finance expense for interest from related lease liabilities.

The Group leases its investment property consisting of certain owned building and land property (see Note 11). These lease agreements are classified as operating leases from a lessor perspective.

(l)	Intangible Assets and Goodwill

Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include, trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated Useful Lives
Trademarks with finite useful lives	4 years
Licenses	3-10 years
Subscriber lists	4-5 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years

Trademarks

The Group determines its acquired trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks. The Group has not capitalized any amounts associated with internally developed trademarks.
Concessions

The Group defined concessions to have an indefinite life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits.

Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-line basis over the fixed term of the related concession.

Goodwill
Goodwill arises on the acquisition of a business and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the greater of the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods.

(m)	Impairment of Long-lived Assets

The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible (see Note 13), whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying amount of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

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(n)	Trade Accounts Payable and Accrued Expenses

Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2022 and 2021.

(o)	Debt

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period on which the debt is outstanding using the effective interest method.

Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2022 and 2021.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

(p)	Customer Deposits and Advances

Customer deposits and advance agreements for advertising services provide that customers receive prices that are fixed for the contract period for advertising time in the Group’s platforms or other services, based on rates established by the Group. Such rates vary depending on when the advertisement is made or the service is provided, including the season, hour, day and type of programming.

Through January 31, 2022, in connection with its former Content business, the Group recognized customer deposits and advance agreements for advertising services in the consolidated statement of financial position, when these agreements were executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 7).

Customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. A contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract assets upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term.

(q)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

(r)	Equity

The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Standards. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.

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Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

(s)	Revenue Recognition and Contract Costs

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Through January 31, 2022, the Group derived the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Following the TelevisaUnivision Transaction, which was closed on January 31, 2022, the Group derives the majority of its revenues from telecommunications-related business activities, primarily from its Cable and Sky segment operations (see Notes 3 and 26). Revenues are recognized when the service is provided, and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

•	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.

•
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

•	Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided.

•
Advertising revenues, including deposits and advances from customers for future advertising, were recognized at the time the advertising services were rendered. The advertising revenues of the Group’s Content segment operations were discontinued on January 31, 2022, in connection with the TelevisaUnivision Transaction (see Note 3).

•
Revenues from program services for network subscription and licensed and syndicated television programs were recognized when the programs were sold and became available for broadcast. These revenues were discontinued on January 31, 2022, in connection with the TelevisaUnivision Transaction (see Note 3).

•
Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.

•	Revenues from publishing distribution are recognized upon distribution of the products.

•	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.

•
Motion picture production and distribution revenues were recognized as the films were exhibited. These revenues were discontinued on January 31, 2022, in connection with the TelevisaUnivision Transaction (see Note 3).

•	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win.

In respect to sales of multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. The Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.

Contract Costs

Incremental costs for obtaining contracts with customers in the Cable and Sky segments, primarily commissions, are recognized as contract costs (assets) in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

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The Group has recognized assets from incremental costs of obtaining contracts with customers, primarily commissions, which were classified as current and non-current assets in its consolidated financial statements as of December 31, 2022 and 2021, as follows:

	Cable		Sky		Total
Contract costs:
At January 1, 2022	Ps.	2,498,124	Ps.	2,500,190	Ps.	4,998,314
Additions		1,764,989		580,042		2,345,031
Amount recognized in income		(965,677)		(1,059,442)		(2,025,119)
Total Contract Costs at December 31, 2022		3,297,436		2,020,790		5,318,226
Less:
Current Contract Costs		1,077,417		840,870		1,918,287
Total Non-current Contract Costs	Ps.	2,220,019	Ps.	1,179,920	Ps.	3,399,939

	Cable		Sky		Total
Contract costs:
At January 1, 2021	Ps.	2,027,691	Ps.	2,513,866	Ps.	4,541,557
Additions		1,209,894		1,088,956		2,298,850
Amount recognized in income		(739,461)		(1,102,632)		(1,842,093)
Total Contract Costs at December 31, 2021		2,498,124		2,500,190		4,998,314
Less:
Current Contract Costs		797,273		985,450		1,782,723
Total Non-current Contract Costs	Ps.	1,700,851	Ps.	1,514,740	Ps.	3,215,591

(t)	Interest Income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income. Interest income on impaired loan and receivables is recognized using the original effective interest rate.

(u)	Employee Benefits

Pension and Seniority Premium Obligations

Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post- employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing

The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred. The profit sharing is paid to employees on a yearly basis and calculated by the Mexican companies in the Group at the statutory rate of 10% on their respective adjusted income in accordance with the Federal Labor Law. Beginning in 2021, there is a cap on the payment of profit sharing of up to three months of salary per employee (see Note 24).

Termination Benefits

Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that involves the payment of termination benefits.

(v)	Income Taxes

The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is recognized in other comprehensive income.

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The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is recovered or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(w)	Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2022, 2021 and 2020, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x)	Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(y)	Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees and recognized as a charge to consolidated income (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.968,628, Ps.903,764 and Ps.863,782 for the years ended December 31, 2022, 2021 and 2020, respectively, of which Ps.968,628, Ps.1,066,863 and Ps.962,806 was credited in consolidated stockholders’ equity for each of those years, respectively (see Note 17).

(z)	New and Amended IFRS Standards

The Group adopted some amendments and improvements to certain IFRS Standards that became effective in 2022, 2021 and 2020, which did not have any significant impact on the Group’s consolidated financial statements.

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Below is a list of the new and amended IFRS Standards that have been issued by the IASB and are effective for annual periods beginning on January 1, 2023.
New or Amended IFRS Standard	Title of the IFRS Standard	Effective for Annual Periods Beginning On or After

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 17 (1)	Insurance Contracts	January 1, 2023
Amendments to IAS 1 (1)	Classification of Liabilities as Current or Non-current	January 1, 2023
Amendments to IAS 8 (1)	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2 (1)	Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 12 (1)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendment to IFRS 17 (1)	Initial Application of IFRS 17 and IFRS 9 – Comparative Information	January 1, 2023
Amendments to IFRS 16 (1)	Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 1 (1)	Non-current Liabilities with Covenants	January 1, 2024

(1) This new or amended IFRS Standard is not expected to have a significant impact on the Group’s consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued by the IASB in September 2014, and addressed and acknowledged an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in IAS 28 Investments in Associates and Joint Ventures, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely. Entities are required to apply these amendments prospectively to the sale or contribution of assets occurring in annual periods beginning on or after a date to be determined by the IASB. Earlier application is permitted. If an entity applies these amendments earlier, it shall disclose that fact. These amendments became applicable to the Group’s consolidated financial statements in connection with the closing of the TelevisaUnivision Transaction in the first quarter of 2022 (see Note 3). As permitted, the Group has applied these amendments in 2022 and disclosed this fact in its consolidated financial statements.

IFRS 17 Insurance Contracts (“IFRS 17”) was issued by the IASB in May 2017 and amended in June 2020. IFRS 17 supersedes IFRS 4 Insurance Contracts (“IFRS 4”), which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosures of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts with discretionary participation features issued. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Under the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. Amendments to IFRS 17 were issued in June 2020 aimed at helping companies implement the Standard and making it easier for them to explain their financial performance. The fundamental principles introduced when IFRS 17 was issued in May 2017 remained unaffected. IFRS 17 became effective on January 1, 2023.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current were issued by the IASB in January 2020, and clarify one of the criteria in IAS 1 for classifying a liability as non-current that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. An entity shall apply these amendments for annual reporting periods beginning on or after January 1, 2023, retrospectively in accordance with IAS 8. Earlier application is permitted.

Amendments to IAS 8 Definition of Accounting Estimates, were issued by the IASB in February 2021, the amendments introduced the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted.

Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies, were issued by the IASB in February 2021, the Board amended paragraphs 117–122 of IAS 1 Presentation of Financial Statements to require entities to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the Board also amended IFRS Practice Statement 2 Making Materiality Judgements (Materiality Practice Statement) to explain and demonstrate the application of the “four-step materiality process” to accounting policy disclosures.

Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction were issued by the IASB in May 2021 and specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. IAS 12 Income Taxes specifies how a company accounts for income tax, including deferred tax, which represents tax payable or recoverable in the future. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets and liabilities for the first time. Previously, there had been some uncertainty about whether the exemption applied to transactions such as leases and decommissioning obligations, transactions for which companies recognize both an asset and a liability. The amendments clarify that the exemption does not apply and that companies are required to recognize deferred tax on such transactions. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

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Amendment to IFRS 17 Initial Application of IFRS 17 and IFRS 9 – Comparative Information, was issued by the IASB in December 2021 and includes a narrow-scope amendment to the transition requirements in IFRS 17, providing insurers with an option aimed at improving the usefulness of information to investors on initial application of the new Standard. The amendment relates to insurers’ transition to the new Standard only, and it does not affect any other requirements in IFRS 17. IFRS 17 and IFRS 9 have different transition requirements. For some insurers, these differences can cause temporary accounting mismatches between financial assets and insurance contract liabilities in the comparative information they present in their financial statements when applying IFRS 17 and IFRS 9 for the first time. IFRS 17, including this amendment, is effective for annual reporting periods beginning on or after January 1, 2023.

Amendments to IFRS 16 Lease Liability in a Sale and Leaseback, were issued by the IASB in September 2022, and add to requirements in IFRS 16 Leases (“IFRS 16”) explaining how a company accounts for a sale and leaseback after the date of the transaction. A sale and leaseback is a transaction for which a company sells an asset and leases the same asset back for a period of time from the new owner. IFRS 16 includes requirements on how to account for a sale and leaseback at the date the transaction takes place. However, IFRS 16 had not specified how to measure the transaction when reporting after that date. The amendments issued add to the sale and leaseback requirements in IFRS 16, thereby supporting the consistent application of the IFRS Standard. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction. These amendments to IFRS 16 are effective for annual reporting periods beginning on or after January 1, 2024, with early application permitted.

Amendments to IAS 1 Non-current Liabilities with Covenants, were issued by the IASB in October 2022, to improve the information companies provide about long-term with covenants. IAS 1 Presentation of Financial Statements requires a company to classify debt as non-current only if the company can avoid settling the debt in the 12 months after the reporting date. However, a company’s ability to do so is often subject to complying with covenants. For example, a company might have long-term debt that could become repayable within 12 months if the company fails to comply with covenants in that 12-month period. The amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with early adoption permitted.

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[813000] Notes - Interim financial reporting

Disclosure of interim financial reporting

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021
(In thousands of Mexican Pesos, except per CPO, per share, and exchange rate amounts, unless otherwise indicated)

1.	Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”) its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or “GDSs”, on the New York Stock Exchange, or “NYSE”, under the ticker symbol TV. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 Mexico City, Mexico.

Grupo Televisa, S.A.B. together with its subsidiaries (collectively, the “Group”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home (“DTH”) satellite pay television system in Mexico. The Group’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers, as well as managed services to domestic and international carriers. The Group owns a majority interest in Sky, a leading DTH satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and the Group’s cable and DTH systems. In addition, the Group is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the U.S. and over 50 countries through television networks, cable operators and over-the-top or OTT services. The Group also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

On January 31, 2022 the Company and TelevisaUnivision announced the closing of the transaction between the Group's media content and production assets and TelevisaUnivision (the "TelevisaUnivision Transaction") (see Note 3).

2.	Basis of Preparation and Accounting Policies

The condensed consolidated financial statements of the Group, as of December 31, 2022 and 2021, and for the years ended December 31, 2022 and 2021, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34 Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

These unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2022, 2021 and 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS Standards”) as issued by the International Accounting Standards Board (“IASB”), and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of December 31, 2022.

These unaudited condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019. There have been no significant changes in the Corporate Finance Department of the Company or in any risk management policies since the year end.

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These unaudited condensed consolidated financial statements were authorized for issuance on February 21, 2023, and were also authorized for issuance on April 26, 2023, including the events disclosed in Note 24, by the Group’s Corporate Vice President of Finance.

The preparation of unaudited condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements for the year ended December 31, 2021.

The condensed consolidated statements of income of the Group for the years ended December 31, 2022 and 2021, have been prepared to present the discontinued operations following the TelevisaUnivision Transaction closed on January 31, 2022. Accordingly, the condensed consolidated statement of income of the Group for the year ended December 31, 2021, has been re-presented from that previously reported by the Company, to present in that period the results from discontinued operations for the businesses disposed of by the Group on January 31, 2022 (see Notes 3 and 20).

3.	Disposition of OCEN, Closing of the TelevisaUnivision Transaction and Reorganization Proposal

On September 13, 2021, the Company announced that it had reached an agreement with Live Nation Entertainment, Inc. (“Live Nation”) to move forward with the previously announced acquisition by Live Nation of the Group’s unconsolidated 40% equity participation in OCEN, a live entertainment company with operations primarily in Mexico. OCEN was a direct associate of OISE Entretenimiento, S.A. de C.V. (“OISE Entretenimiento”), which was a wholly-owned subsidiary of the Company. As a result, the Group classified the assets of OISE Entretenimiento, including the carrying amount of its investment in OCEN, as current assets held for sale in its consolidated statement of financial position, and discontinued recognizing its share of income or loss from October 1 through November 30, 2021. On December 6, 2021, the Company announced the closing of the sale of its consolidated 40% equity participation in OCEN to Live Nation. In December 2021, the Company concluded this transaction and received a payment in cash of Ps.4,806,549; recognized an account receivable of Ps.364,420 in connection with a 7% retention of the total amount of the transaction to cover OCEN potential operating losses, if any, for a period of time following closing; and accounted for a pretax income of Ps.4,547,029 for the disposal of this investee in other consolidated income for the year ended December 31, 2021. In the second quarter of 2022, Live Nation paid to the Company the holdback amount of Ps.364,420, and a purchase price adjustment of Ps.35,950 in connection with this transaction (see Note 15).

On April 13, 2021, the Group and Univision Holdings, Inc. ("UHI") announced a transaction agreement (the "Transaction Agreement") in which the Group's content and media assets would be combined with Univision Holdings 11, Inc. ("UH II," the successor company of UHI), and the Group would continue to participate in UH II, with an equity stake of approximately 45% following the closing of the transaction. The Group would also retain ownership of its Cable, Sky and Other Businesses segments, as well as the main real estate associated with the production facilities, the broadcasting concessions and transmission infrastructure in Mexico. The Group would contribute to UH II the assets specified in the Transaction Agreement, including, subject to certain exceptions, its Content business, for a total value of U.S.$4,500 million, comprised of U.S.$3,000 million in cash, U.S.$750 million in common stock of UH II and U.S. $750 million in preferred stock of UH II, with an annual dividend of 5.5%. In connection with this transaction, UH II would receive all assets, intellectual property and library related to the News division of the Group's Content business but would outsource production of news content for Mexico to a company owned by the Azcárraga family. The combination was approved by each of the Board of Directors of the Company, the Board of Directors of UHi, and the Stockholders of the Company in the first half of 2021. The transaction was subject to customary closing conditions, including receipt of regulatory approvals in primarily in the United States and Mexico, among others. On September 14, 2021, the Mexican Institute of Telecomunications (lnstituto Federal de Telecomunicaciones or "IFT") announced its approval of this transaction. As of December 31, 2021, the Group consolidated the results of its Content business as the Group had not ceased to exercise control of this business segment as of that date; and presented its Content business as a reportable segment of continuing operations, as all the required regulatory approvals had not been obtained by the parties as of that date, and those approvals were considered substantive. On January 24, 2022, the Company and UH II announced that all required regulatory approvals for the transaction had been already received by that date. As a result, the transaction announced on April 13, 2021, was closed by the parties on January 31, 2022 (the "TelevisaUnivision Transaction"). In connection with the TelevisaUnivision Transaction, the Group recognized an income from disposition of discontinued operations in the aggregate amount of Ps.93,066,741 in its consolidated statement of income for the year ended December 31, 2022, comprising a consideration in cash received from Televisa Univision in the aggregate amount of U.S.$2,971.3 million (Ps.61,214,741), a consideration in common and preferred stock of TelevisaUnivision, in the aggregate amount of U.S.$1,500.0 million (Ps.30,912,000), and a cash consideration received from Tritón Comunicaciones, S.A. de C.V. ("Tritón," a company of the Azcárraga family) in the amount of Ps.940,000, related to the rights for the production of news content for Mexico. Also, in connection with the TelevisaUnivision Transaction, the Group (i) began to present and disclose the results of operations of its disposed businesses as discontinued operations in its consolidated statements of income for any comparative prior period and for the month ended January 31, 2022; (ii) recognized a net gain on disposition of discontinued operations of Ps.56,065,530, for the year ended December 31, 2022, and a net loss on disposition of discontinued operations of Ps.1,943,647 for the year ended December 31, 2021; and (iii) recognized as deferred income a prepayment made by TelevisaUnivision in the aggregate amount of U.S.$276.2 million (Ps.5,729,377), for the use of concession rights owned by the Group, which was classified as current and non-current liabilities in the Group's consolidated statement of financial position, and amounted to Ps.287,667 and Ps.5,178,014, respectively, as of December 31, 2022. In the fourth quarter of 2022, the Group concluded the disposition of certain assets and liabilities that were classified as held for sale in the Group's consolidated statement of financial position in connection with the TelevisaUnivision Transaction (see Notes 2, 5 and 20).

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On October 27, 2022, the Board of Directors of the Company approved a reorganization proposal to separate from the Group some businesses that are part of its Other Businesses segment, including its interests in professional sports and live entertainment, gaming, and magazine publishing and distribution, as well as certain related assets and real estate (the "Spin-off Businesses"). It is expected that this proposed reorganization will be carried out through a spin-off (escisión) from the Company, creating a new controlling entity listed on the Mexican Stock Exchange that would hold the Spin-off Businesses, and that would have the same shareholding structure as the Company. The Company's management considers that this plan will allow both the Group and the new entity resulting from the spin-off, to focus on their respective business models and growth opportunities, thereby enhancing their ability to generate better conditions for access to capital, financing sources and investors, that are aligned with each business. It is expected that the reorganization will be completed in the first half of 2023. The reorganization will be subject to several conditions, including compliance with applicable law, as well as obtaining all required corporate and regulatory authorizations, and the approval of the spin-off at the Company's shareholder's meeting. As of December 31, 2022, the Group continued to present its Other Businesses segment as a reportable segment of continuing operations, and the Spin-off Businesses as part of the Group's Other Businesses segment, as the required Company's stockholders and regulatory approvals had not been obtained by the Group as of that date, and those approvals are considered substantive.

4.	Investments in Financial Instruments

At December 31, 2022 and 2021, the Group had the following investments in financial instruments:

		December 31, 2022		December 31, 2021
Equity instruments measured at fair value through other comprehensive income:
Open-Ended Fund (1)	Ps.	773,209	Ps.	945,176
Publicly traded equity instruments (2)		2,611,053		3,517,711
Other equity instruments (3)		-		1,607,969
		3,384,262		6,070,856
Other		5,223		5,223
	Ps.	3,389,485	Ps.	6,076,079

(1)
The Group has an investment in an Open-Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value ("NAV") per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets, all of which are measured at fair value,and subtracting all of the fund liabilities and dividing the result by the total number of issued shares. In March 2021, the Company redeemed a portion of its investment in Open-Ended Fund at the aggregate fair value amount of U.S.$10.0 million (Ps.258,956) and recognized cash proceeds from this redemption for such aggregate amount.

(2)
The fair value of publicly traded equity instruments is determined by using quoted market prices at the measurement date. In the first half of 2021, the Company disposed of a portion of these publicly traded equity instruments and recognized cash proceeds from this disposition in the aggregate amount of Ps.1,755,415.

(3)
As of December 31, 2021, other equity instruments included unquoted equity investments, which were initially recognized at cost with any subsequent changes in fair value recognized through other comprehensive income or loss. The Group disposed of these investments on January 31, 2022, in connection with the closing of the TelevisaUnivision Transaction (see Note 3).

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A roll-forward of investments in financial assets at fair value through other comprehensive income or loss for the years ended December 31, 2022 and 2021, is presented as follows:

		Open-Ended Fund (1)		Publicly Traded Equity Instruments		Other Equity Instruments		Total
At January 1, 2022	Ps.	945,176	Ps.	3,517,711	Ps.	1,607,969	Ps.	6,070,856
Disposition of investments		-		-		(1,607,969)		(1,607,969)
Change in fair value in other comprehensive loss		(171,967)		(906,658)		-		(1,078,625)
At December 31, 2022	Ps.	773,209	Ps.	2,611,053	Ps.	-	Ps.	3,384,262

		Open-Ended Fund (1)		Publicly Traded Equity Instruments		Other Equity Instruments		Total
At January 1, 2021	Ps.	1,135,803	Ps.	5,397,504	Ps.	468,552	Ps.	7,001,859
Investments		-		-		1,118,178		1,118,178
Disposition of investments		(258,956)		(1,756,434)		-		(2,015,390)
Change in fair value in other comprehensive income (loss)		68,329		(123,359)		21,239		(33,791)
At December 31, 2021	Ps.	945,176	Ps.	3,517,711	Ps.	1,607,969	Ps.	6,070,856

(1)
The foreign exchange loss and gain derived from the investment in the Open-Ended Fund for the years ended December 31, 2022 and 2021, respectively, was hedged by a foreign exchange gain and loss derived from Senior Notes designated as hedging instruments for the years ended December 31, 2022 and 2021, respectively, in the amount of Ps.114,046 and Ps.99,673, respectively (see Notes 9 and 16).

5.	Investments in Associates and Joint Ventures

At December 31, 2022 and 2021, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of December 31, 2022		December 31, 2022		December 31, 2021
Associates:
TelevisaUnivision and subsidiaries	44.4%	Ps.	49,446,349	Ps.	25,721,539
Other			51,864		164,903
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. and subsidiaries (collectively “GTAC”) (1)	33.3%		750,169		614,147
Periódico Digital Sendero, S.A.P.I. de C.V. and subsidiary (collectively “PDS”) (2)	50.0%		202,567		203,646
		Ps.	50,450,949	Ps.	26,704,235

(1)
GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., and a subsidiary of Megacable, S.A. de C.V., have an equal equity participation of 33.3%. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate ("Tasa de Interés Interbancaria de Equilibrio" or "TIIE") plus 200 basis points. Under the terms of this agreement, principal and interest were paid at dates agreed by the parties, between 2013 and 2021. During the year ended December 31, 2021, GTAC paid principal and interest to the Group in connection with these supplementary loans in the aggregate principal amount of Ps.97,342. Also, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.1,243,955, with an annual interest of TIIE plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these supplementary loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2023 and 2032. During the year ended December 31, 2022 and 2021, GTAC paid principal and interest to the Group in connection with these supplementary loans in the aggregate principal amount of Ps.146,386 and Ps.147,413, respectively. The net investment in GTAC as of December 31, 2022 and 2021, included amounts receivable in connection with these supplementary loans to GTAC in the aggregate amount of Ps.853,163 and Ps.755,973, respectively. These amounts receivable are in substance a part of the Group's net investment in this investee (see Note 9).

(2)
The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. As of December 31, 2022 and 2021, the Group's investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.113,837.

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TelevisaUnivision

The Group accounts for its investment in common stock of TelevisaUnivision (formerly known as UH II), the parent company of Univision Communications Inc. ("Univision"), under the equity method due to the Group's ability to exercise significant influence, as defined under IFRS Standards, over TelevisaUnivision operations. The Group has the ability to exercise significant influence over the operating and financial policies of TelevisaUnivision because (i) it owned 9,290,999 and 5,701,335 shares of Class A Common Stock shares of TelevisaUnivision as of December 31, 2022 and 2021, respectively, and 750,000 Series B Preferred shares of TelevisaUnivision as of December 31, 2022 and 2021 representing 44.4% and 35.5% of the outstanding common and preferred shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision), respectively, and 45.1% and 40.1% of the outstanding voting common shares TelevisaUnivision, respectively; and (ii) it has designated three members of the Board of Directors of TelevisaUnivision, one of which serves as the Chairman. The Chairman does not presently have a tie-breaking vote or other similar power in connection with any decisions of the Board. The governing documents of TelevisaUnivision provide for a 13-member Board of Directors; however, the Board of Directors currently consists of 11 members, and the Group has the right to appoint two additional members. Until January 31, 2022, the Group was also a party to a Program Licensing Agreement ("PLA"), as amended, with Univision, pursuant to which Univision had the right to broadcast certain Televisa content in the United States, and to another program license agreement pursuant to which the Group had the right to broadcast certain Univision content in Mexico.

On April 13, 2021, the Group and UHI announced a transaction agreement in which the Group's content and media assets would be combined with UH II, the successor company of UHI, and the Group would continue to participate in UH II, with an equity stake of approximately 45% following the closing of the transaction. On May 18, 2021, UHI concluded a reorganization through a series of transactions (the "Reorganization") pursuant to which, among other things, UH II acquired a controlling financial interest in UHI on that date. As a result of the Reorganization of UHI: (i) the Group and other existing stockholders of UHI exchanged their shares of the capital stock of UHI for the same number and class of newly issued shares of UH II; (ii) UHI issued common stock to a new investor and then these shares were exchanged for shares in UH II; (iii) the Group held an equity interest in the capital stock of UH II of 35.5% on an as-converted basis; and (iv) UH II became a successor company of UHI. In connection with the Reorganization of UHI, and other observable indications that the value of the Group's net investment in UH II increased significantly during 2021 (including internal and external valuations of the recoverable amount of UH II), in the second half of 2021 the Group's management assessed whether there was any indication that the impairment loss recognized by the Group in the first quarter of 2020 in the amount of U.S.$228.6 million (Ps.5,455,356) for its net investment in shares of UHI might no longer exist or might have decreased. As a result, of this assessment, the Group's management concluded that there had been a change in the estimates used to determine the recoverable amount of the Group's net investment in UH II since the last impairment loss was recognized, and the carrying amount of such net investment was increased to its recoverable amount. The reversal of the impairment loss amounted to U.S.$199.1 million (Ps.4,161,704) and was recognized in share of income of associates and joint ventures in the Group's consolidated statement of income for the year ended December 31, 2021.

On January 31, 2022, the Group increased its investment in shares of TelevisaUnivision in the aggregate fair value amount of U.S.$1,500 million (Ps.30,912,000) comprised 3,589,664 Class A Common Stock shares of TelevisaUnivsion, in the amount of U.S.$750 million (Ps.15,456,000), and 750,000 Series B Cumulative Convertible Preferred Stock shares ("Series B Preferred Shares") of TelevisaUnivision, with an annual preferred dividend of 5.5% payable on a quarterly basis, in the amount of U.S.$750 million (Ps.15,456,000). The Series B Preferred Shares are entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of TelevisaUnivision. The investment in Series B Preferred Shares of TelevisaUnivision has been classified by the Group as investments in associates and joint ventures because this investment has in substance potential voting rights and gives access to the returns associated with an ownership in TelevisaUnivision. For the year ended December 31, 2022, the Group received from TelevisaUnivision a preferred dividend in cash in the aggregate amount of U.S.$37.8 million (Ps.752,556), which was accounted for in share of income of associates in the Group's consolidated statement of income for the year ended December 31, 2022. In connection with the TelevisaUnivision Transaction, and other observable indications that the value of the Group's net investment in TelevisaUnivision increased significantly during 2022 (including internal valuations of the recoverable amount of TelevisaUnivision), in the second quarter of 2022, the Group's management assessed whether there was any indication that the remaining impairment loss recognized by the Group in the first quarter of 2020 for its net investment in shares of TelevisaUnivision might no longer exist or might have decreased. As a result of this assessment, the Group's management concluded that there had been a change in the estimates used to determine the recoverable amount of the Group's net investment in TelevisaUnivision since the last impairment loss was recognized, and the carrying amount of such net investment was increased to an amount lower than its recoverable amount. The reversal of the impairment loss amounted to U.S. $29.5 million (Ps.593,838) and was recognized in share of income of associates and joint ventures in the Group's consolidated statement of income for the year ended December 31, 2022. The Group recognized a share in loss of TelevisaUnivision for the year ended December 31, 2022, primarily in connection with a goodwill impairment loss recognized by TelevisaUnivision in the fourth quarter of 2022 (see Notes 1, 3, 4, and 14).

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6.	Property, Plant and Equipment, Net, and Investment Property, Net

Property, plant and equipment as of December 31, 2022 and 2021, consisted of:

		December 31, 2022		December 31, 2021
Buildings	Ps.	7,212,219	Ps.	10,127,239
Building improvements		182,982		183,735
Technical equipment		186,550,056		172,795,206
Satellite transponders		6,026,094		6,026,094
Furniture and fixtures		1,214,427		1,298,803
Transportation equipment		3,026,747		3,407,907
Computer equipment		9,241,759		9,514,099
Leasehold improvements		3,549,060		3,728,496
		217,003,344		207,081,579
Accumulated depreciation		(150,402,108)		(138,586,625)
		66,601,236		68,494,954
Land		4,064,386		4,891,626
Construction and projects in progress		11,570,777		14,535,546
	Ps.	82,236,399	Ps.	87,922,126

As of December 31, 2022, technical equipment included Ps.1,133,071, net of related accumulated depreciation of Ps.522,651, in connection with costs of dismantling certain equipment of the cable networks in the Group’s Cable segment.

Depreciation charged to income for the year ended December 31, 2022 and 2021, was Ps.17,579,713 and Ps.17,730,550, respectively, which included Ps.73,473 and Ps.884,103, corresponding to the depreciation of discontinued operations, respectively.

During the year ended December 31, 2022 and 2021, the Group invested Ps.17,315,387 and Ps.23,267,847, respectively, in property, plant and equipment as capital expenditures.

Investment Property, Net

Beginning in the first quarter of 2022, in connection with the TelevisaUnivision Transaction, the Group leases some of its buildings and land to TelevisaUnivision under operating lease agreements. As of December 31, 2022, buildings and land subject to these operating leases, were as follows:

		December 31, 2022		December 31, 2021
Buildings	Ps.	2,151,338	Ps.	-
Building improvements		225,801		-
		2,377,139		-
Accumulated depreciation		(993,973)		-
		1,383,166		-
Land		1,489,999		-
	Ps.	2,873,165	Ps.	-

Depreciation charged to income for the year ended December 31, 2022, was Ps.83,709.

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7.	Right-of-use Assets, Net

Right-of-use assets, net, as of December 31, 2022 and 2021, consisted of:

		December 31, 2022		December 31, 2021
Buildings	Ps.	5,939,460	Ps.	6,289,224
Satellite transponders		4,275,619		4,275,619
Technical equipment		2,098,782		1,999,573
Computer equipment		118,648		437,361
Others		531,005		321,460
		12,963,514		13,323,237
Accumulated depreciation		(6,293,216)		(5,718,670)
	Ps.	6,670,298	Ps.	7,604,567

Depreciation charged to income for the years ended December 31, 2022 and 2021, was Ps.1,157,014 and Ps.1,148,048, respectively, which included Ps.16,978 and Ps.84,310, corresponding to the depreciation of discontinued operations, respectively.

8.	Intangible Assets and Goodwill, Net

The balances of intangible assets and goodwill, net, as of December 31, 2022 and 2021, were as follows:

		December 31, 2022						December 31, 2021
		Cost		Accumulated Amortization		Carrying Amount		Cost		Accumulated Amortization		Carrying Amount
Intangible assets and goodwill with indefinite useful lives:
Trademarks	Ps.	32,828	Ps.	-	Ps.	32,828	Ps.	35,242	Ps.	-	Ps.	35,242
Concessions		15,166,067		-		15,166,067		15,166,067		-		15,166,067
Goodwill		13,904,998		-		13,904,998		14,036,657		-		14,036,657
Intangible assets with finite useful lives:
Trademarks		2,227,096		(2,115,570)		111,526		2,227,096		(2,043,442)		183,654
Concessions		-		-		-		553,505		(553,505)		-
Licenses and software		15,111,644		(10,952,399)		4,159,245		14,831,874		(9,672,946)		5,158,928
Subscriber lists		8,791,701		(7,874,480)		917,221		8,806,951		(7,574,668)		1,232,283
Payment for renewal of concessions		5,824,365		(287,668)		5,536,697		5,825,559		-		5,825,559
Other intangible assets		6,252,593		(4,957,588)		1,295,005		5,446,636		(4,829,145)		617,491
	Ps.	67,311,292	Ps.	(26,187,705)	Ps.	41,123,587	Ps.	66,929,587	Ps.	(24,673,706)	Ps.	42,255,881

Amortization charged to income for the years ended December 31, 2022 and 2021, was Ps.2,418,870 and Ps.2,539,771, respectively, which included Ps.31,423 and Ps.396,654, corresponding to the amortization of discontinued operations, respectively. Additional amortization charged to income for the years ended December 31, 2022 and 2021, was Ps.353,232 and Ps.329,144, respectively, primarily in connection with amortization of soccer player rights.

In November 2018, the IFT approved (i) a renewal for 23 concessions for the use of spectrum that comprise the Group´s 225 TV stations, for a term of 20 years, starting in January 2022 and ending in January 2042, and (ii) six concessions that grant the authorization to provide digital broadcasting television services of such 225 TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052. In November 2018, the Group paid in cash for such renewal an aggregate amount of Ps.5,754,543 in cash, which included a payment of Ps.1,194 for administrative expenses and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount is being amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method.

As of December 31, 2022 and 2021, there was no evidence of significant impairment indicators in connection with the Group’s intangible assets in the Cable, Sky and Other Businesses segments.

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9.	Debt and Lease Liabilities

As of December 31, 2022 and 2021, debt and lease liabilities were as follows:

						December 31, 2022		December 31, 2021
		Principal		Finance Costs		Principal, Net		Principal, Net
U.S. dollar debt:
6.625% Senior Notes due 2025 (1)	Ps.	5,188,796	Ps.	(46,107)	Ps.	5,142,689	Ps.	12,177,355
4.625% Senior Notes due 2026 (1)		5,842,800		(14,489)		5,828,311		6,131,473
8.5% Senior Notes due 2032 (1)		5,842,800		(16,337)		5,826,463		6,132,826
6.625% Senior Notes due 2040 (1)		11,685,600		(107,746)		11,577,854		12,187,745
5% Senior Notes due 2045 (1)		17,321,136		(323,875)		16,997,261		20,107,046
6.125% Senior Notes due 2046 (1)		17,528,400		(109,710)		17,418,690		18,338,293
5.250% Senior Notes due 2049 (1)		13,675,853		(273,503)		13,402,350		15,093,468
Total U.S. dollar debt	Ps.	77,085,385	Ps.	(891,767)	Ps.	76,193,618	Ps.	90,168,206
Mexican peso debt:
8.79% Notes due 2027 (2)		4,500,000		(11,403)		4,488,597		4,486,238
8.49% Senior Notes due 2037 (1)		4,500,000		(10,453)		4,489,547		4,488,822
7.25% Senior Notes due 2043 (1)		6,500,000		(48,355)		6,451,645		6,449,277
Bank loans (3)		10,000,000		(32,757)		9,967,243		15,939,483
Bank loans (Sky) (4)		3,650,000		-		3,650,000		3,650,000
Bank loans (TVI) (5)		-		-		-		610,116
Total Mexican peso debt	Ps.	29,150,000	Ps.	(102,968)	Ps.	29,047,032	Ps.	35,623,936
Total debt (6)		106,235,385		(994,735)		105,240,650		125,792,142
Less: Current portion of long-term debt		1,000,000		-		1,000,000		4,106,432
Long-term debt, net of current portion	Ps.	105,235,385	Ps.	(994,735)	Ps.	104,240,650	Ps.	121,685,710

		December 31, 2022		December 31, 2021
Lease liabilities:
Satellite transponder lease agreement (7)	Ps.	2,807,184	Ps.	3,457,524
Other lease agreement (8)		608,250		689,483
Lease liabilities (9)		4,953,638		5,533,552
Total lease liabilities		8,369,072		9,680,559
Less: Current portion		1,373,233		1,478,382
Lease liabilities, net of current portion	Ps.	6,995,839	Ps.	8,202,177

(1)
The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$3,958 million as of December 31, 2022, and Ps.11,000,000 as of December 31, 2022 and, 2021, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company's subsidiaries. Interest rate on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046, and 2049 including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The terms of these Senior Notes contain covenants that limit the ability of the Company and certain restricted subsidiaries, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045, 2046 and 2049 are registered with the U.S. Securities and Exchange Commission ("SEC"). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission ("Comisión Nacional Bancaria y de Valores" or "CNBV"). In March 2022, the Company completed a partial redemption of U.S.$200 million aggregate principal amount of its 6.625% Senior Notes due 2025, in the aggregate amount of U.S.$221.3 million, including U.S.$220.9 million of the applicable redemption price and U.S.$0.4 million of accrued and unpaid interest on the redemption date. In August 2022, the Company concluded a tender offer to purchase in cash a principal amount of U.S.$133.6 million of its 6.625% Senior Notes due 2025, U.S.$110.6 million of its 5.000% Senior Notes due 2045, and U.S.$47.8 million of its 5.250% Senior Notes due 2049, for an aggregate principal amount of U.S.$292.0 million. The aggregate tender consideration paid amounted to U.S.$294.8 million plus U.S.$5.5 million of accrued and unpaid interest on the settlement date (see Note 16).

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(2)
In 2017, the Company issued Notes (Certificados Bursátiles) due 2027, through the BMV in the aggregate principal amount of Ps.4,500,000, with interest payable semi-annually at an annual rate of 8.79%. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The terms of the Notes due 2027 contain covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company's Board of Directors, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions.

(3)
In 2017, the Company entered into long-term credit agreements with three Mexican banks, in the aggregate principal amount of Ps.6,000,000, with interest payable on a monthly basis at a rate of 28-day TIIE plus a range between 125 and 130 basis points, and principal maturities in 2022 and 2023. In February and March 2022, the Company prepaid these outstanding long-term loans with three Mexican banks, in the aggregate principal amount of Ps.6,000,000, and paid related accrued interest in the aggregate amount of Ps.37,057. In July 2019, the Company entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000,000. The funds from this loan were used for general corporate purposes, including the refinancing of the Company's indebtedness. This loan bears interest payable on a monthly basis at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the Group's net leverage ratio. The credit agreement of this loan requires the maintenance of financial ratios related to indebtedness and interest expense.

(4)
In March 2016, Sky entered into long-term credit agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities between 2021 and 2023, and interest payable on a monthly basis with an annual interest rate in the range of 7.0% and 7.13%. In July 2020, Sky prepaid a portion of these loans in the aggregate cash amount of Ps.2,818,091, which included a principal amount prepayment of Ps.2,750,000, and related accrued interest and transaction costs in the amount of Ps.68,091. In December 2021, Sky prepaid a portion of these loans in the aggregate cash amount of Ps.1,750,365, which included a principal amount prepayment of Ps.1,750,000, and related accrued interest in the amount of Ps.365. In December 2021, Sky entered into a long-term credit agreement with a Mexican Bank in the aggregate principal amount of Ps.2,650,000, with interest payable on a monthly basis and maturity in December 2026, which included a Ps.1,325,000 loan with an annual interest rate of 8.215%, and a Ps.1,325,000 loan with an annual interest rate of 28-day TIIE plus 90 basis points. The funds from these loans were used for general corporate purposes, including the prepayment of Sky´s indebtedness. Under the terms of this credit agreement, Sky is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with a restrictive covenant on spin-offs, mergers and similar transactions (see Note 24).

(5)
As of December 31, 2021, included an outstanding balances in the aggregate principal amount of Ps.610,404, in connection with credit agreements entered into by TVI with Mexican banks, with maturities between 2020 and 2022, bearing interest payable on a monthly basis at an annual rate of TIIE plus a range between 100 and 125 basis points. In the second quarter of 2022, TVI repaid all of its outstanding indebtedness at maturity including a principal amount of Ps.549,781 and related accrued interest in the amount of Ps.3,569.

(6)	Principal amount of total debt as of December 31, 2021, is presented net of unamortized finance costs, in the aggregate amount of Ps.1,207,057.
(7)
In March 2010, Sky entered into a lease agreement with Intelsat Global Sales & Marketing Ltd. ("Intelsat") by which Sky is obligated to pay at an annual interest rate of 7.30% a monthly fee through 2027 of U.S.$3.0 million for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years; or (b) the date IS-21 is taken out of service (see Note 7).

(8)	Lease agreement entered into by a subsidiary of the Company and GTAC, for the right to use certain capacity of a telecommunications network through 2030.
(9)
Lease liabilities recognized beginning on January 1, 2019 under IFRS 16 Leases ("IFRS 16") in the aggregate amount of Ps.4,953,638 and Ps.5,533,552, as of December 31, 2022 and 2021, respectively. These lease liabilities have terms which expire at various dates between 2021 and 2051.

As of December 31, 2022 and 2021, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group’s investment in TelevisaUnivision (formely know as UH II), and Open-Ended Fund (hedged items), were as follows:

	.	December 31, 2022				December 31, 2021
Hedged items		Millions of U.S. dollars		Thousands of Mexican Pesos		Millions of U.S. dollars		Thousands of Mexican Pesos
Investment in shares of TelevisaUnivision (formerly known as UH II) (net investment hedge)	U.S.$	2,538.8	Ps.	49,446,349	U.S.$	1,254.5	Ps.	25,721,539
Open-Ended Fund (foreign currency fair value hedge)		39.7		773,209		46.1		945,176
Total	U.S.$	2,578.5	Ps.	50,219,558	U.S.$	1,300.6	Ps.	26,666,715

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The foreign exchange gain or loss derived from the Company’s U.S. dollar denominated long-term debt designated as a hedge, for the years ended December 31, 2022 and 2021, is analyzed as follows (see Notes 4 and 16):

Foreign Exchange Gain or Loss Derived from Senior Notes Designated as Hedging Instruments		December 31, 2022		December 31, 2021
Recognized in:
Comprehensive gain (loss)	Ps.	3,375,804	Ps.	(604,856)
Total foreign exchange gain (loss) derived from hedging Senior Notes	Ps.	3,375,804	Ps.	(604,856)
Offset against by:
Foreign currency translation (loss) gain derived from the hedged net investment in shares of TelevisaUnivision (formerly known as UH II)	Ps.	(3,261,758)	Ps.	505,183
Foreign exchange (loss) gain derived from the hedged Open-Ended Fund		(114,046)		99,673
Total foreign currency translation and foreign exchange (loss) gain derived from hedged assets	Ps.	(3,375,804)	Ps.	604,856

The table below analyzes the Group’s debt and lease liabilities into relevant maturity groupings based on the remaining period at December 31, 2022, to the contracted maturity date:

		Less than 12 Months January 1, to December 31, 2023		12-36 Months January 1, 2024 to December 31, 2025		36-60 Months January 1, 2026 to December 31, 2027		Maturities Subsequent to December 31, 2027		Total
Debt (1)	Ps.	1,000,000	Ps.	15,188,796	Ps.	12,992,800	Ps.	77,053,789	Ps.	106,235,385
Lease liabilities		1,373,233		2,902,742		2,752,640		1,340,457		8,369,072
Total debt and lease liabilities	Ps.	2,373,233	Ps.	18,091,538	Ps.	15,745,440	Ps.	78,394,246	Ps.	114,604,457

(1)	The amounts of debt are disclosed on a principal amount basis.

Credit Facility

In February 2022, the Company executed a revolving credit facility with a syndicate of banks for up to an amount equivalent to U.S.$650 million payable in Mexican pesos, which funds may be used for the repayment of existing indebtedness and other corporate purposes, with a maturity in February 2025. As of December 31, 2022, this credit facility remained unused. Under the terms of this credit facility, the Company is required to comply with certain restrictive covenants and financial coverage ratios.

10.	Financial Instruments

The Group’s financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, accounts and notes receivable, a long-term loan receivable from GTAC, non-current investments in debt and equity securities, and in securities in the form of an open-ended fund, accounts payable, outstanding debt, lease liabilities, and derivative financial instruments. For cash and cash equivalents, accounts receivable, accounts payable, and the current portion of long-term debt and lease liabilities, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities is based on quoted market prices.

The fair value of long-term loans that the Group borrowed from leading Mexican banks (see Note 9) has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of non-current investments in financial instruments, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

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The carrying amounts and estimated fair values of the Group’s non-derivative financial instruments as of December 31, 2022 and 2021, were as follows:

		December 31, 2022				December 31, 2021
		Carrying Amount		Fair Value		Carrying Amount		Fair Value
Assets: Cash and cash equivalents	Ps.	51,130,992	Ps.	51,130,992	Ps.	25,828,215	Ps.	25,828,215
Trade notes and accounts receivable, net		8,457,302		8,457,302		13,093,011		13,093,011
Long-term loans and interest receivable from GTAC (see Note 5)		853,163		857,006		755,973		760,143
Open-Ended Fund (see Note 4)		773,209		773,209		945,176		945,176
Publicly traded equity instruments (see Note 4)		2,611,053		2,611,053		3,517,711		3,517,711
Other equity instruments (see Note 4)		-		-		1,607,969		1,607,969
Liabilities:
Senior Notes due 2025, 2032 and 2040	Ps.	22,717,196	Ps.	24,313,064	Ps.	30,754,650	Ps.	39,592,552
Senior Notes due 2045		17,321,136		14,975,508		20,503,100		24,205,140
Senior Notes due 2037 and 2043		11,000,000		8,087,840		11,000,000		8,722,100
Senior Notes due 2026 and 2046		23,371,200		23,287,882		24,603,720		31,714,380
Senior Notes due 2049		13,675,853		12,199,681		15,377,325		19,307,154
Notes due 2027		4,500,000		4,238,640		4,500,000		4,509,405
Long-term loans payable to Mexican banks		13,650,000		13,775,125		20,260,404		20,417,854
Lease liabilities		8,369,072		8,497,104		9,680,559		9,830,878

The carrying amounts (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of December 31, 2022 and 2021, were as follows:

December 31, 2022: Derivative Financial Instruments		Carrying Amount		Notional Amount (U.S. Dollars in Thousands	)	Maturity Date

Assets:
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swaps	Ps.	11,237	Ps.	2,500,000		February 2023
Interest rate swaps		532,344	Ps.	10,000,000		June 2024
Total assets	Ps.	543,581

Liabilities:
Derivatives not recorded as accounting hedges:
TVI’s forwards	Ps.	7,650	U.S.$	27,963		January through June 2023
Empresas Cablevisión´s forwards		12,047	U.S.$	38,649		January through June 2023
Sky’s forwards		16,903	U.S.$	58,000		January through June 2023
Forwards		34,801	U.S.$	113,388		January through June 2023
Total liabilities	Ps.	71,401

December 31, 2021: Derivative Financial Instruments		Carrying Amount		Notional Amount (U.S. Dollars in Thousands	)	Maturity Date

Assets:
Derivatives recorded as accounting hedges (cash flow hedges):
TVI’s interest rate swap	Ps.	127	Ps.	87,600		May 2022
Interest rate swaps		133,197	Ps.	10,000,000		June 2024
Total assets	Ps.	133,324

Liabilities:
Derivatives recorded as accounting hedges (cash flow hedges):
TVI’s interest rate swaps	Ps.	2,015	Ps.	522,804		April 2022
Interest rate swaps		9,749	Ps.	2,000,000		October 2022
Interest rate swaps		7,243	Ps.	1,500,000		October 2022
Interest rate swaps		23,798	Ps.	2,500,000		February 2023
Forwards		35,524	U.S.$	67,125		January 2022 through March 2022
Derivatives not recorded as accounting hedges:
Interest rate swaps		2,943	Ps.	9,385,347		March 2022
TVI’s forwards		10,057	U.S.$	12,600		January 2022 through February 2022
Empresas Cablevisión´s forwards		11,006	U.S.$	13,820		January 2022 through February 2022
Sky’s forwards		14,054	U.S.$	15,000		February 2022
Forwards		56,496	U.S.$	57,620		January 2022 through February 2022
Total liabilities	Ps.	172,885

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11.	Capital Stock and Long-Term Retention Plan

At December 31, 2022, shares of capital stock and CPOs consisted of (in millions):

	Authorized and Issued (1)	Repurchased by the Company (2)	Held by a Company´s Trust (3)	Outstanding
Series “A” Shares	121,073.9	(717.4)	(5,606.3)	114,750.2
Series “B” Shares	57,046.9	(631.3)	(4,765.9)	51,649.7
Series “D” Shares	87,006.6	(1,004.3)	(3,832.4)	82,169.9
Series “L” Shares	87,006.6	(1,004.3)	(3,832.4)	82,169.9
Total	352,134.0	(3,357.3)	(18,037.0)	330,739.7
Shares in the form of CPOs	290,849.7	(3,357.3)	(12,811.0)	274,681.4
Shares not in the form of CPOs	61,284.3	-	(5,226.0)	56,058.3
Total	352,134.0	(3,357.3)	(18,037.0)	330,739.7
CPOs	2,485.9	(28.7)	(109.5)	2,347.7

(1)	As of December 31, 2022, the authorized and issued capital stock amounted to Ps.4,836,708 (nominal Ps.2,423,549).
(2)
In connection with a share repurchase program that was approved by the Company's stockholders and is exercised at the discretion of management. During the year ended December 31, 2022, the Company repurchased 3,357.3 million shares, in the form of 28.7 million CPOs, in the amount of Ps.629,326, in connection with a share repurchase program that was approved by the Company's stockholders. In April 2021, the Company's stockholders approved the cancellation of 5,173.2 million shares of capital stock in the form of 44.2 million CPOs which were repurchased by the Company in 2019 and 2020 under this program.

(3)	Primarily, in connection with the Company's Long-Term Retention Plan ("LTRP") described below.

A reconciliation of the number of shares and CPOs outstanding for the years ended December 31, 2022 and 2021, is presented as follows (in millions):

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2022	114,085.0	51,463.5	81,873.7	81,873.7	329,295.9	2,339.2
Acquired (1)	(598.0)	(526.3)	(837.3)	(837.3)	(2,798.9)	(23.9)
Forfeited (1)	(155.5)	(136.9)	(217.8)	(217.8)	(728.0)	(6.2)
Released (1)	2,136.1	1,480.7	2,355.6	2,355.6	8,328.0	67.3
Repurchased (2)	(717.4)	(631.3)	(1,004.3)	(1,004.3)	(3,357.3)	(28.7)
As of December 31, 2022	114,750.2	51,649.7	82,169.9	82,169.9	330,739.7	2,347.7

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2021	113,019.2	50,928.5	81,022.4	81,022.4	325,992.5	2,314.9
Acquired (1)	(429.8)	(378.2)	(601.7)	(601.7)	(2,011.4)	(17.2)
Forfeited (1)	(187.9)	(165.4)	(263.1)	(263.1)	(879.5)	(7.5)
Released (1)	1,683.5	1,078.6	1,716.1	1,716.1	6,194.3	49.0
As of December 31, 2021	114,085.0	51,463.5	81,873.7	81,873.7	329,295.9	2,339.2

(1)	Acquired, released, or forfeited by a Company's trust in connection with the Company's LTRP.
(2)	Repurchased by the Company in connection with a share repurchase program.

Long-Term Retention Plan

During the year ended December 31, 2022, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of (i) 2,798.9 million shares of the Company in the form of 23.9 million CPOs, which were acquired in the amount of Ps.980,410; and (ii) 728.0 million shares of the Company in the form of 6.2 million CPOs, in connection with forfeited rights under this Plan. Also, the trust for the LTRP released 7,874.4 million shares of the Company in the form of 67.3 million CPOs, and 453.6 million Series “A” Shares not in the form of CPOs.

In connection with the Company’s LTRP, the Group accrued in equity attributable to stockholders of the Company a share-based compensation expense of Ps.968,628 and Ps.1,066,863 for the years ended December 31, 2022 and 2021, respectively, which amount was reflected in consolidated operating income as administrative expense.

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Following the completion of the transaction with TelevisaUnivision, the Board of Directors of the Company approved: (i) to cancel certain sale contracts for 10.8 million CPOs, corresponding to unvested conditional to sales under the LTRP to certain officers and employees of the Company in 2019, 2020 and 2021; and (ii) to release 8.0 million CPOs under the referred grants to such individuals. The CPOs released under (ii) above were sold at Ps.1.60 per CPO. In connection with this approval, the Company cancelled 10.8 million CPOs under such contracts and recognized the release of 7.1 million CPOs in the first half of 2022.

In addition to the LTRP, the Company entered into conditional sale contracts with certain officers of the Group, primarily in February 2022, for 24.7 million CPOs, of which 23.9 million of CPOs and 0.8 million of CPOs were released as a share-based expense in the first quarter and second quarter of 2022, respectively.

During the year ended December 31, 2021, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of (i) 2,011.4 million shares of the Company in the form of 17.2 million CPOs, which were acquired in the amount of Ps.774,073; and (ii) 879.5 million shares of the Company in the form of 7.5 million CPOs, in connection with forfeited rights under this Plan.

12.	Retained Earnings

As of December 31, 2022 and 2021, the Company’s legal reserve amounted to Ps.2,139,007 and was classified into retained earnings in equity attributable to stockholders of the Company.

In April 2021, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO unit, which was paid in cash in May 2021, in the aggregate amount of Ps.1,053,392.

In April 2022, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO unit, which was paid in cash in May 2022, in the aggregate amount of Ps.1,053,392.

13.	Non-controlling Interests

In 2021, the holding companies of the Sky segment paid a dividend to its equity owners in the aggregate amount of Ps.750,000, of which Ps.309,174, was paid to its non-controlling interests.

In 2021, Publicidad Virtual, S.A. de C.V. paid a dividend to its equity owners in the aggregate amount of Ps.40,000, of which Ps.19,600, was paid to its non-controlling interests.

14.	Transactions with Related Parties

The balances of receivables and payables between the Group and related parties as of December 31, 2022 and 2021, were as follows:

		December 31, 2022		December 31, 2021
Current receivables:
TelevisaUnivision (formerly known as UH II) (2)	Ps.	136,944	Ps.	819,355
Cadena de las Américas, S.A. de C.V. (1)		40,186		-
Televisa, S. de R.L. de C.V. (1)		22,650		-
Televisa Producciones, S.A. de C.V. (1)		15,535		-
Tritón Comunicaciones, S.A. de C.V. (1)		11,140		-
ECO Producciones, S.A. de C.V. (1)		10,792		-
Other		73,977		55,497
	Ps.	311,224	Ps.	874,852

Non-current receivables:				-
Televisa, S. de R.L. de C.V. (1) (3)	Ps.	6,365,038	Ps.	-

Current payables:
AT&T / DirecTV	Ps.	40,183	Ps.	54,598
Desarrollo Vista Hermosa, S.A. de C.V. (1)		15,189		-
Other		32,952		27,472
	Ps.	88,324	Ps.	82,070

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(1)	An indirect subsidiary of TelevisaUnivision.
(2)	Receivables from TelevisaUnivision were related primarily to the PLA as of December 31, 2021.
(3)
In January 2022, Televisa, S. de R.L. de C.V. entered into a long-term credit agreement with the Company in the principal amount of Ps.5,738,832, with a fixed annual interest rate of 10.2%. Under the terms of this agreement, principal and interest are payable at maturity on April 30, 2026, and prepayments of principal can be made by debtor at any time without any penalty. As of December 31, 2022, amounts receivable from Televisa, S. de R. L. de C.V. in connection with this long-term credit amounted to Ps.6,365,038.

Royalty revenue from TelevisaUnivision (formerly known as UH II) amounted to Ps.660,842 and Ps.8,548,037, for the month ended January 31, 2022, and for the year ended December 31, 2021, respectively, and was classified as discontinued operations in the Group’s consolidated statements of income for the year ended December 31, 2022 and 2021.

Interest income from the long-term credit receivable from Televisa, S. de R.L. de C.V. amounted to Ps.626,206 for the year ended December 31, 2022 and was classified as finance income in the Group’s consolidated statement of income for the year ended December 31, 2022.

15.	Other Income or Expense, Net

Other (expense) income for year ended December 31, 2022 and 2021, is analyzed as follows:

		December 31, 2022		December 31, 2021
Gain on disposition of OCEN (1)	Ps.	35,950	Ps.	4,547,029
Donations		(27,233)		(2,000)
Legal and financial advisory and professional services (2)		(218,731)		(191,609)
Gain on disposition of property and equipment		76,579		38,665
Deferred compensation (3)		(129,810)		(207,640)
Dismissal severance expense (4)		(126,695)		(194,187)
Surcharges for payments of taxes of prior years (5)		—		(400,641)
Impairment adjustments (6)		—		(97,293)
Lawsuit settlement agreement, net (7)		(425,762)		—
Other, net		137		223,913
	Ps.	(815,565)	Ps.	3,716,237

(1)
In 2022, included a purchase price adjustment paid to the Company on disposal of OCEN in the second quarter of 2022. In 2021, included a payment in cash on disposal of OCEN in the amount of Ps.4,806,549 (see Note 3).

(2)	Includes primarily advisory and professional services in connection with certain litigation, financial advisory, and other matters (see Note 3).
(3)
Includes the service cost of long-term deferred compensation plans for certain officers of the Group's Cable segment, which payment becomes payable when certain financial targets (as defined in the plans) are met.

(4)	Includes severance expense in connection with the dismissals of personnel, as a part of a continued cost reduction plan.
(5)	In 2021 included surcharges for taxes paid by three subsidiaries of the Company in connection with tax assessments of prior years.
(6)	In 2021, included impairment adjustments in connection with long-lived assets in the Group's Other Business segment.
(7)
In the fourth quarter 2022, the Company announced a settlement agreement for a class action lawsuit and recognized an expense of U.S.$21.5 million (Ps.425,762) resulting from a related provision for the amount to be paid by the Company, net of an expected insurance reimbursement (see Note 22).

16.	Finance Expense, Net

Finance (expense) income for the year ended December 31, 2022 and 2021, included:

		December 31, 2022		December 31, 2021
Interest expense (1)	Ps.	(9,455,578)	Ps.	(9,105,998)
Other finance expense, net (2)		(110,739)		(1,183,180)
Foreign exchange loss, net (4)		(1,790,956)		(2,188,861)
Finance expense		(11,357,273)		(12,478,039)
Interest income (3)		2,151,109		560,026
Finance income		2,151,109		560,026
Finance expense, net	Ps.	(9,206,164)	Ps.	(11,918,013)

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(1)
Interest expense for the years ended December 31, 2022 and 2021 included: (i) interest related to lease liabilities that were recognized beginning on January 1, 2019, in accordance with the guidelines of IFRS 16 Leases, in the aggregate amount of Ps.450,454 and Ps.431,419, respectively; (ii) interest related to satellite transponder lease agreement and other lease agreement that were recognized in the aggregate amount of Ps.257,938 and Ps.275,371 respectively; (iii) interest related to dismantling obligations incurred primarily in connection with the Group's Cable segment networks, in the aggregate amount of Ps.123,209 and Ps.48,624, respectively; and (iv) amortization of finance costs in the aggregate amount of Ps.292,189, and Ps.179,212, respectively; and finance expense related to prepayment of long-term debt in the aggregate amount of Ps.490,430, for the year ended December 31, 2022.

(2)	Other finance expense, net, included a fair value net loss from derivative financial instruments.
(3)	This line item included primarily interest income from cash equivalents.
(4)
Foreign exchange loss, net, for the years ended December 31, 2022 and 2021, included: (i) foreign exchange net loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group's U.S. dollar-denominated monetary asset or liability position, excluding designated hedging long-term debt of the Group's investments in TelevisaUnivision (formerly known as UH II) and Open-Ended Fund (see Note 9). The exchange rate of the Mexican peso against the U.S. dollar was of Ps.19.4760, Ps.20.5031 and Ps.19.9493 as of December 31, 2022, 2021 and 2020, respectively.

17.	Income Taxes

As of December 31, 2022 and 2021, the effective income tax rate applicable to the consolidated income tax benefit or expense for the years ending December 31, 2022 and 2021 was 10% and 69%, respectively.

18.	Earnings per CPO/Share

Basic Earnings per CPO/Share

For the years ended December 31, 2022 and 2021, the weighted average for basic earnings per CPO/Share of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	December 31, 2022	December 31, 2021
Total Shares	331,143,326	327,524,800
CPOs	2,353,417	2,326,366
Shares not in the form of CPO units:
Series “A” Shares	55,792,921	55,339,297
Series “B” Shares	187	187
Series “D” Shares	239	239
Series “L” Shares	239	239

Basic earnings (loss) per CPO and per each Series “A,” Series “B,” Series “D” and Series “L” Share (not in the form of a CPO unit) attributable to stockholders of the Company for the years ended December 31, 2022 and 2021, are presented as follows:

		2022					2021
		Per CPO	Per Share (*		)		Per CPO		Per Share (*	)
Continuing operations	Ps.	(4.06)	Ps.	(0.03)		Ps.	(0.16)	Ps.	0.00
Discontinued operations		19.86		0.17			2.33		0.02
Basic earnings per CPO/Share attributable to stockholders of the Company	Ps.	15.80	Ps.	0.14		Ps.	2.17	Ps.	0.02

(*) Series “A”, “B”, “D” and “L” Shares, not in the form of CPO units.

Diluted Earnings per CPO/Share

Diluted earnings per CPO and per Share attributable to stockholders of the Company are calculated in connection with CPOs and shares in the LTRP.

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For the years ended December 31, 2022 and 2021, the weighted average for diluted earnings per CPO/Share of outstanding total shares, CPOs and Series “A,” Series “B,” Series “D,” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	December 31, 2022	December 31, 2021
Total Shares	351,466,191	352,134,036
CPOs	2,480,187	2,485,895
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208
Series “D” Shares	239	239
Series “L” Shares	239	239

Diluted earnings (loss) per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) attributable to stockholders of the Company for the years ended December 31, 2022 and 2021, are presented as follows:

		2022					2021
		Per CPO	Per Share (*		)		Per CPO		Per Share (*	)

Continuing operations	Ps.	(4.06)	Ps.	(0.03)		Ps.	(0.16)	Ps.	0.00
Discontinued operations		19.86		0.17			2.33		0.02
Diluted earnings per CPO/Share attributable to stockholders of the Company	Ps.	15.80	Ps.	0.14		Ps.	2.17	Ps.	0.02

(*) Series “A”, “B”, “D” and “L” Shares not in the form of CPO units.

19.	Segment Information

The table below presents information by segment and a reconciliation to consolidated total of continuing operations for the years ended December 31, 2022 and 2021:

		Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
Year ended December 31, 2022:
Cable	Ps.	48,411,776	Ps.	151,403	Ps.	48,260,373	Ps.	19,902,785
Sky		20,339,038		3,804		20,335,234		6,416,270
Other Businesses		7,338,790		407,788		6,931,002		1,691,041
Segment totals		76,089,604		562,995		75,526,609		28,010,096
Reconciliation to consolidated amounts:
Corporate expenses		-		-		-		(1,538,085)
Intersegment operations		(562,995)		(562,995)		-		(120,424)
Depreciation and amortization expense		-		-		-		(21,117,432)
Consolidated revenues and operating income before other expense		75,526,609		-		75,526,609		5,234,155 (1)
Other expense, net		-		-		-		(815,565)
Consolidated revenues and operating income	Ps.	75,526,609	Ps.	-	Ps.	75,526,609	Ps.	4,418,590 (2)

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		Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
Year ended December 31, 2021:
Cable	Ps.	48,020,929	Ps.	54,919	Ps.	47,966,010	Ps.	20,285,023
Sky		22,026,616		1,858		22,024,758		8,504,169
Other Businesses		4,388,141		463,477		3,924,664		589,745
Segment totals		74,435,686		520,254		73,915,432		29,378,937
Reconciliation to consolidated amounts:
Corporate expenses		-		-		-		(2,351,342)
Intersegment operations		(520,254)		(520,254)		-		(1,608)
Depreciation and amortization expense		-		-		-		(20,053,302)
Consolidated revenues and operating income before other income		73,915,432		-		73,915,432		6,972,685 (1)
Other income, net		-		-		-		3,716,237
Consolidated revenues and operating income	Ps.	73,915,432	Ps.	-	Ps.	73,915,432	Ps.	10,688,922 (2)

(1)	This amount represents operating income before other income or expense, net.
(2)	This amount represents consolidated operating income.

Disaggregation of Total Revenues

The table below present total revenues of continuing operations for each reportable segment disaggregated by major service/product lines and primary geographical market for the year ended December 31, 2022 and 2021:

		Domestic		Export		Abroad		Total
Year ended December 31, 2022:
Cable:
Digital TV Service	Ps.	16,054,150	Ps.	-	Ps.	-	Ps.	16,054,150
Advertising		2,073,346		-		-		2,073,346
Broadband Services		19,197,699		-		-		19,197,699
Telephony		5,259,768		-		-		5,259,768
Other Services		627,303		-		-		627,303
Enterprise Operations		4,940,564		-		258,946		5,199,510
Sky:
DTH Broadcast Satellite TV		17,970,812		-		1,101,419		19,072,231
Advertising		1,183,495		-		-		1,183,495
Pay-Per-View		71,003		-		12,309		83,312
Other Businesses:
Gaming		2,493,534		-		-		2,493,534
Soccer, Sports and Show Business Promotion		2,189,093		308,194		-		2,497,287
Publishing – Magazines		275,755		-		-		275,755
Publishing – Advertising		152,820		-		-		152,820
Publishing Distribution		261,077		-		-		261,077
Transmission Concessions and Facilities		1,658,317		-		-		1,658,317
Segment totals		74,408,736		308,194		1,372,674		76,089,604
Intersegment eliminations		(562,995)		-		-		(562,995)
Consolidated total revenues of continuing operations	Ps.	73,845,741	Ps.	308,194	Ps.	1,372,674	Ps.	75,526,609

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		Domestic		Export		Abroad		Total
Year ended December, 2021:
Cable:
Digital TV Service	Ps.	15,883,520	Ps.	-	Ps.	-	Ps.	15,883,520
Advertising		1,971,853		-		-		1,971,853
Broadband Services		18,648,098		-		-		18,648,098
Telephony		4,977,671		-		-		4,977,671
Other Services		598,890		-		-		598,890
Enterprise Operations		5,699,425		-		241,472		5,940,897
Sky:
DTH Broadcast Satellite TV		19,210,652		-		1,514,377		20,725,029
Advertising		1,233,537		-		-		1,233,537
Pay-Per-View		56,883		-		11,167		68,050
Other Businesses:
Gaming		1,673,911		-		-		1,673,911
Soccer, Sports and Show Business Promotion		1,658,928		71,661		-		1,730,589
Publishing - Magazines		341,159		-		-		341,159
Publishing - Advertising		143,622		-		-		143,622
Publishing Distribution		286,454		-		-		286,454
Transmission Concessions and Facilities		212,406		-		-		212,406
Segment totals		72,597,009		71,661		1,767,016		74,435,686
Intersegment eliminations		(520,254)		-		-		(520,254)
Consolidated total revenues of continuing operations	Ps.	72,076,755	Ps.	71,661	Ps.	1,767,016	Ps.	73,915,432

Seasonality of Operations

The Group’s results of operations are not highly seasonal. In the years ended December 31, 2022 and 2021, the Group recognized 25.3% and 25.5%, respectively, of its annual consolidated net income of continuing operations in the fourth quarter of the year. The Group’s costs are more evenly incurred throughout the year and generally do not correlate to the amount of income sales.

20.	Income from Discontinued Operations, Net

The operations of the Group’s former Content segment and feature-film production and distribution business were discontinued on January 31, 2022, in connection with the TelevisaUnivision Transaction. As a result, the Group’s consolidated statements of income for the years ended December 31, 2022 and 2021, present the results of operations of the Group’s former Content segment and feature-film production and distribution business as net income from discontinued operations for the month ended January 31, 2022, and for the year ended December 31, 2021. Also, in connection with the TelevisaUnivision Transaction, the Group’s consolidated statements of income for the years ended December 31, 2022 and 2021, present a gain or loss on disposition of discontinued operations, net. Accordingly, the Group’s consolidated statement of income for the year ended December 31, 2021, has been modified from that previously reported by the Company for that period to present the results from discontinued operations for the businesses disposed of by the Group on January 31, 2022 (see Notes 2 and 3).

Income from discontinued operations, net, for the years ended December 31, 2022 and 2021, is presented as follows:

		December 31, 2022		December 31, 2021

Net income from discontinued operations	Ps.	156,655	Ps.	8,529,547
Gain (loss) on disposition of discontinued operations, net		56,065,530		(1,943,647)
Income from discontinued operations, net	Ps.	56,222,185	Ps.	6,585,900

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Net income from discontinued operations for the years ended December 31, 2022 and 2021, is presented as follows:

		December 31, 2022		December 31, 2021

Revenues	Ps.	2,302,875	Ps.	35,822,423
Cost of sales and operating expenses		1,922,035		22,818,205
Income before other expense		380,840		13,004,218
Other expense, net		19,796		397,584
Operating income		361,044		12,606,634
Finance (expense) income, net		(137,251)		151,788
Share of income of associates, net		-		847
Income before income taxes		223,793		12,759,269
Income taxes		67,138		4,229,722
Net income from discontinued operations	Ps.	156,655	Ps.	8,529,547

In connection with the TelevisaUnivision Transaction, the Group recognized an income from disposition of discontinued operations in the aggregate amount of Ps.93,066,741 in its consolidated statement of income for the year ended December 31, 2022, comprising a consideration in cash from TelevisaUnivision in the aggregate amount of U.S.$2,971.3 million (Ps.61,214,741); consideration in the form of common and preferred stock of TelevisaUnivision, in the aggregate amount of U.S.$1,500.0 million (Ps.30,912,000); and a cash consideration received from Tritón Comunicaciones, S.A. de C.V., a company of the Azcárraga family, in the amount of Ps.940,000, related to the purchase of the rights for the production of news content for Mexico. The gain on disposition of discontinued operations related to the TelevisaUnivision Transaction, net of income taxes, amounted to Ps.56,065,530, for the year  ended December 31, 2022, and a loss of Ps.1,943,647, for the year  ended December, 2021, and consisted of the total consideration received by the Group for the shares of those companies that were disposed of by the Group on January 31, 2022, and certain other net assets and rights that were transferred by the Group to TelevisaUnivision and Tritón, less the carrying amounts of these consolidated net assets as of January 31, 2022, and related expenses and income taxes incurred by the Group in connection with the TelevisaUnivision Transaction for the years ended December 31, 2022 and 2021 (see Note 3).

Gain or (loss) on disposition of discontinued operations, net, for the years ended December 31, 2022 and 2021, is presented as follows:

		December 31, 2022		December 31, 2021

Gain (loss) on disposition of discontinued operations before income taxes	Ps.	75,192,421	Ps.	(1,100,645)
Income taxes		19,126,891		843,002
Gain (loss) on disposition of discontinued operations, net	Ps.	56,065,530	Ps.	(1,943,647)

21.	Impact of COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of Coronavirus (“COVID-19”) as a pandemic. Most governments in the world have been implementing different restrictive measures to contain the spread of this pandemic. This situation is significantly affecting the global economy, including Mexico, due to the disruption or slowdown of supply chains and the increase in economic uncertainty, as evidenced by the increase in volatility of asset prices, exchange rates and increases/decreases in long-term interest rates. For the year ended December 31, 2021, the financial crisis caused by the COVID-19 pandemic still had a negative effect on the Group’s businesses, financial position, and results of operations, and it is currently difficult to predict the degree of the impact in the future. The Company’s management will continue to assess the potential adverse impacts of COVID-19, including the monitoring of impairment indicators and testing, forecasts and budgets, fair values and/or estimated future cash flows related to the recoverability of significant financial and non-financial assets of its business segments. As of the authorization date of these consolidated unaudited financial statements, the Company’s management cannot predict the adverse impact of COVID-19 in the Group’s consolidated financial statements for the year ending December 31, 2022.

For the year ended December 31, 2022, the COVID-19 pandemic still had a negative effect on the Group’s business, financial position and results of operations, and it is currently difficult to predict the degree of the impact in the future.

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The Company´s management cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that its access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand for the Group´s products across its segments, as its clients and customers reduce or defer their spending.

Substantially all non-essential economic activities are open. However, a resurgence of COVID-19, an increase in infection rates or the effect of new variants could trigger a renewal of governmental restrictions on non- essential activities, including but not limited to temporary shutdowns or additional guideline, which could be expensive or burdensome to implement, and which may affect the Group´s operations.

The magnitude of the continuing impact of COVID-19 and new and emerging variants on the Group’s businesses will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, consumer behavior in response to the COVID-19 pandemic and such governmental actions, as well as economic and operating conditions in the aftermath of COVID-19. Due to the evolving and uncertain nature of the COVID-19 pandemic and the risk of new variants, the Company´s management is not able to estimate the full extent of the impact that COVID-19 may have in the Group´s businesses, financial position and results of operations over the near, medium or long-term.

22.	Lawsuit Settlement Agreement and Contingencies

Lawsuit Settlement Agreement

On March 5, 2018, a purported stockholder class action lawsuit was filed in the United States District Court for the Southern District of New York (the “District Court”), alleging securities law violations in connection with allegedly misleading statements and/or omissions in the Company’s public disclosures. The lawsuit alleges that the Company and two of its executives failed to disclose alleged involvement in bribery activities relating to certain executives of Fédération Internationale de Football Association (“FIFA”), and wrongfully failed to disclose weaknesses in the Company’s internal control over its financial reporting as of December 31, 2016.

On May 17, 2018, the District Court appointed a lead plaintiff for the putative stockholder class. On August 6, 2018, the lead plaintiff filed an amended complaint. The Company thereupon filed a motion to dismiss the amended complaint. On March 25, 2019, the District Court issued a decision denying the Company’s motion to dismiss, holding that plaintiff’s allegations, if true, were sufficient to support a claim. The parties began to exchange discovery materials, and the discovery process continued into 2022. On June 8, 2020, the District Court issued a decision denying class certification based on the inadequacy of the proposed class representative. On June 29, 2020, the District Court issued a decision granting class certification to a new class representative. The Company sought permission for leave to appeal the District Court’s order.

On October 6, 2020, the United States Court of Appeals for the Second Circuit (the “Court of Appeals”) denied the Company’s request for leave to appeal the District Court’s class certification order.

On May 19, 2021, the District Court issued an order disqualifying class counsel and stayed the case for thirty days so the class representative could identify replacement counsel. On June 17, 2021, the District Court granted a request from the class representative and disqualified counsel to extend the stay for an additional sixty days. On June 18, 2021, a petition for a writ of mandamus was filed in the Court of Appeals, seeking reinstatement of disqualified counsel. On June 23, 2021, the Court of Appeals granted a request from the petitioners to stay proceedings in the District Court pending the Court of Appeals’ decision on the petition. On August 24, 2021, the Court of Appeals denied the petition. On September 14, 2021, the case was returned to the District Court. On October 8, 2021, the District Court appointed new class counsel. On October 22, 2021, the Company filed a motion to define the class period. On March 31, 2022, the discovery period concluded, with exceptions.

On July 20, 2022, the District Court issued a decision on the Company’s class definition motion, defining the class period as April 11, 2013 through November 17, 2017, inclusive. On August 3, 2022, the Company filed a petition with the Court of Appeals seeking permission for leave to appeal the District Court’s order. On November 15, 2022, the Court of Appeals denied the Company’s petition. On August 5, 2022, the Company filed a motion for summary judgment.

On November 23, 2022, the Company announced that it had reached an agreement in principle to settle the securities class action.  As set forth in that disclosure, the Company will be paying approximately U.S.$21.5 million of the total settlement amount of U.S.$95 million, with the remainder to be funded under the Company’s insurance policies.  As explained in the disclosure, while the Company continues to believe that the allegations in the case were without merit, it also believes that eliminating the distraction, expense, and risk of continued litigation is in the best interests of the Company and its shareholders. On December 28, 2022, the parties executed a memorandum of understanding memorializing the agreement in principle.  On February 28, 2023, the parties executed a settlement agreement to fully resolve and settle the class’s claims, which the lead plaintiff filed with the District Court the same day, along with a motion for preliminary approval of the settlement.  On March 17, 2023, the District Court

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held a conference to discuss the motion for preliminary approval of the settlement.  The District Court directed the parties to revise the settlement agreement to clarify certain issues relating to a potential award of attorneys’ fees.  The Company is working with lead plaintiff to submit to the District Court a revised settlement agreement that comports with the District Court’s direction.  The settlement is subject to approval by the District Court, notice to the class, and the satisfaction of customary conditions to effectiveness.

In the fourth quarter of  2022, the Company recognized a provision for the settlement of this class action lawsuit in the amount of U.S.$95.0 million (Ps.1,850,220), and a receivable for a related reimbursement  in the amount of U.S.$73.5 million (Ps.1,431,486) to be funded by the Company’s insurance contracts, which were classified in current liabilities and assets, respectively, in the Group’s consolidated statement of financial position as of December 31, 2022. The net amount of U.S.$21.5 million (Ps.425,762) was recognized in other expense in the Group’s consolidated statement of income for the year ended December 31, 2022 (see Note 15).

Contingencies

On April 27, 2017, the tax authorities initiated a tax audit to the Company, with the purpose of verifying compliance with tax provisions for the fiscal period from January 1 to December 31, 2011, regarding federal taxes as direct subject of Income Tax (Impuesto sobre la Renta or ISR), Flat tax (Impuesto Empresarial a Tasa Única) and Value Added Tax (Impuesto al Valor Agregado). On April 25, 2018, the authorities informed the observations determined as a result of such audit, that could entail a default on the payment of the abovementioned taxes. On May 25, 2018, by a document submitted before the authority, the Company asserted arguments and offered evidence to undermine the authority’s observations. On June 27, 2019, the Company was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.682 million for ISR, penalties, surcharges and inflation adjustments. On August 22, 2019, the Company filed an administrative proceeding (recurso de revocación) against such tax liability, before the Legal area of the Tax Authorities, which is in the process of being resolved. As of the date of this report, there are no elements to determine if the outcome would be adverse to the Company’s interests.

On June 1, 2016, the tax authority initiated a tax audit to a Company’s indirect subsidiary that carries out operations in the Gaming business, which is presented in the Other Businesses segment, with the purpose of verifying compliance with tax provisions for the period from January 1 to December 31, 2014, regarding federal taxes as direct subject, as well as withholder. On April 24, 2017, the authorities informed the facts and omissions detected during the development of the verification process, that could entail a default on the payment of the abovementioned taxes. On May 30, 2017, by a document submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the authority’s last partial record. On June 21, 2019, such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.1,334 million, essentially related to IEPS (Impuesto Especial sobre Producción y Servicios or Excise Tax); on August 16, 2019, an administrative proceeding (recurso de revocación) was filed before the Legal area of the Tax Authorities. On January 7, 2021, the resolution to the administrative proceeding was notified, in which the appealed resolution was confirmed. On February 19, 2021 a claim (juicio de nulidad) against the resolution issued in the referred administrative proceeding was filed in the Second Regional Court of Puebla of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa), which is still pending of resolution. As of the date of this report, there are no elements to determine if the outcome would be adverse to the Company’s interests.

On August 12, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (Cablebox. S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 26 foreign trade operations carried out during fiscal year 2016. On April 30, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to non-compliance with the payment of the referred contributions. On April 30, 2020, the tax authority informed the facts and omissions detected during the development of the verification process, that could entail a default on several provisions of the Customs Act (Ley Aduanera). On June 2 and 29, 2020, by several documents submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s last partial record. On July 16, 2020 such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.290 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Norma Oficial Mexicana, or Official Mexican Standards (NOM-019-SCFI-1998), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On August 27, 2020, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of this report, it is not possible to determine if the outcome would be adverse or favorable to the Company’s interests.

On July 29, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (CM Equipos y Soporte, S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 32 foreign trade operations carried out during fiscal year 2016. On July 10, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to a determination of non-compliance with the payment of the referred contributions. On August 21, 2020, through several documents submitted to the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s most recent partial record. On May 28, 2021, the subsidiary was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.256.3 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Normas Oficiales Mexicanas, or Official Mexican Standards (NOM-019- SCFI-1998, NOM-EM-015-SCFI-2015 and NOM-024-SCFI-2013), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On July 12, 2021, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date these financial statements, it is not possible to determine if the outcome would be adverse or favorable to the Company.

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On June 19, 2020, the tax authority initiated a tax audit of an indirect subsidiary of the Company that carries out operations in the soccer business. The purpose of the tax audit was to verify compliance with tax provisions for the period from January 1 to December 31, 2014, regarding federal taxes as direct subject, as well as its withholding of income tax and value added tax. On August 9, 2022, the authorities informed the subsidiary of the facts and omissions detected during the development of the verification process, that could entail a default on the payment of the abovementioned taxes. On December 8, 2022, such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.575 million, for income tax of the abovementioned fiscal year. On January 31, 2023, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority against such tax liability, which is in process of being resolved. As of the date these financial statements, the Company has not determined whether the outcome would be adverse to the Company’s interests.

The matters discussed in the previous paragraphs did not require the recognition of a provision as of December 31, 2022.

There are several legal actions and claims pending against the Group, which are filed in the ordinary course of business. In the opinion of the Company’s management, none of these actions and claims is expected now to have a material adverse effect on the Group’s financial statements as a whole; however, the Company’s management is unable to predict the outcome of any of these legal actions and claims.

23.	Proforma Financial Information

The unaudited proforma condensed consolidated financial information is comprised of the Group´s unaudited proforma condensed consolidated statement of financial position as of December 31, 2021, and the Group’s unaudited proforma condensed consolidated statement of income for the year ended December 31, 2021. This proforma financial information has been prepared by the Group in accordance with the requirements of the Comisión Nacional Bancaria y de Valores ("CNBV") and IFRS Standards, as issued by the IASB, in connection with the transaction closed by the Group and TelevisaUnivision on January 31, 2022, as if this transaction had been closed on January 1, 2021 (see Notes 3 and 20).

Grupo Televisa, S.A.B. and Subsidiaries Unaudited Proforma Condensed Consolidated Statement of Income For the Year Ended December 31, 2021

(Thousands of Mexican Pesos)		Base Figures (Unaudited)		Proforma Adjustments (Unaudited)		Proforma Figures (Unaudited)
Net Sales	Ps.	73,915,432	Ps.	-	Ps.	73,915,432
Operating income	Ps.	10,688,922	Ps.	451,373	Ps.	11,140,295
Finance expense		(12,478,039)		2,608,947		(9,869,092)
Finance income		560,026		45,404		605,430
Share in income of associates and joint ventures, net		3,671,030		2,989,859		6,660,889
Income before income taxes		2,441,939		6,095,583		8,537,522
Loss tax benefit		(1,673,054)		(1,210,095)		(2,883,149)
Income from continuing operations		768,885		4,885,488		5,654,373
Income from discontinued operations		6,585,900		43,917,159		50,503,059
Net income	Ps.	7,354,785	Ps.	48,802,647	Ps.	56,157,432

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Grupo Televisa, S.A.B. and Subsidiaries Unaudited Proforma Condensed Consolidated Statement of Financial Position As of December 31, 2021

(Thousands of Mexican Pesos)		Base Figures (Unaudited)		Proforma Adjustments (Unaudited)		Proforma Figures (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	25,828,215	Ps.	60,265,932	Ps.	86,094,147
Trade notes and accounts receivable, net		13,093,011		(3,273,017)		9,819,994
Other accounts, taxes, and trade payables,net		1,026,218		(156,988)		869,230
Due to related parties		874,852		(874,852)		-
Transmission rights and programming		7,591,669		(7,141,714)		449,955
Other current assets		24,844,985		(1,771,252)		23,073,733
Total current assets		73,258,950		47,048,109		120,307,059

Non-current assets:
Due to related parties		-		5,738,832		5,738,832
Transmission rights and programming		12,841,026		(11,883,833)		957,193
Investments in financial instruments		6,076,079		(1,607,969)		4,468,110
Investment in associates and joint ventures		26,704,235		32,851,344		59,555,579
Property, plant and equipment, net		87,922,126		(2,569,697)		85,352,429
Right-of-use assets, net		7,604,567		(416,725)		7,187,842
Intangible assets and goodwill, net		42,255,881		(765,083)		41,490,798
Deferred income tax assets		33,173,148		(16,715,700)		16,457,448
Other non-current assets		3,906,069		(9,286)		3,896,783
Total non-current assets		220,483,131		4,621,883		225,105,014
Total assets	Ps.	293,742,081	Ps.	51,669,992	Ps.	345,412,073

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	4,106,432	Ps.	-	Ps.	4,106,432
Interest payable		2,034,577		-		2,034,577
Current portion of lease liabilities		1,478,382		(136,781)		1,341,601
Derivative financial instruments		149,087		-		149,087
Accounts payable to suppliers and cumulative expenses		22,874,341		(5,849,917)		17,024,424
Customer deposits and advances		8,998,556		(6,211,587)		2,786,969
Taxes payable		12,097,760		2,344,216		14,441,976
Employee benefits		2,332,260		(1,096,684)		1,235,576
Due to related parties		82,070		762,753		844,823
Other current liabilities		2,516,057		(702,222)		1,813,835
Total current liabilities		56,669,522		(10,890,222)		45,779,300

Non-current liabilities:
Long-term debt		121,685,710		-		121,685,710
Lease liabilities		8,202,177		(256,363)		7,945,814
Derivative financial instruments		23,798		-		23,798
Advance from TelevisaUnivision		-		5,509,807		5,509,807
Taxes payable		104,825		-		104,825
Deferred income tax liabilities		2,210,609		231,061		2,441,670
Post-employment benefits		1,913,680		(1,100,854)		812,826
Other non-current liabilities		6,407,696		(4,658,922)		1,748,774
Total non-current liabilities		140,548,495		(275,271)		140,273,224
Total liabilities		197,218,017		(11,165,493)		186,052,524

Equity		96,524,064		62,835,485		159,359,549
Total liabilities and equity	Ps.	293,742,081	Ps.	51,669,992	Ps.	345,412,073

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Preparation basis of the Group's Proforma Condensed Consolidated Statements

The proforma adjustments considered in these unaudited consolidated condensed proforma financial statements are based on assumptions and estimates made by the Company's management according to the information that is available.

The Group’s unaudited consolidated condensed proforma financial statements for the year ended December 31, 2022, have been prepared by management of the Company by applying the Group’s accounting policies. These unaudited consolidated condensed proforma financial statements should be read in conjunction with the Group’s audited consolidated financial statements as of December 31, 2022 and 2021.

Proforma Adjustments

In accordance with the terms of the Transaction closed on January 31, 2022, the Group disposed of certain assets and liabilities of most of its Content segment and other net assets and transferred certain rights and intangible assets related to these disposed businesses (see Note 3).

The main proforma adjustments are described as follows:

1. The disposition of the primary consolidated assets and liabilities of the Group’s Content business segment, the transfer of certain rights related to this business segment, the disposition of the Group’s assets and liabilities of its feature film production and distribution business, and the disposition of certain Group’s investments in associates and equity financial instruments, were accounted in the Group’s consolidated condensed proforma financial statements as if the disposition of all of these net assets had been carried out and completed on January 1, 2021, based on the carrying amount of the Group’s consolidated net assets as of that date.

2. The aggregate consideration received by the Group in connection with the disposition of the net assets, and the transfer of rights and intangible assets referred to in the above paragraph, was accounted for by the Group in its consolidated condensed proforma financial statements for the year ended December 31, 2021, as if this aggregate consideration had been received by the Group on January 1, 2021. The aggregate consideration for this transaction includes cash in the amount of U.S.$3,222 million and common and preferred shares issued by TelevisaUnivision (formerly known as UH II) with a fair value assumed amount of U.S.$1,500 million. Additionally, as part of this transaction, the Group also received a consideration of Ps.940,000 for the transfer of rights of news content production to a related party other than TelevisaUnivision.

3. The consideration in cash received by the Group in connection with this transaction was classified as cash and cash equivalents denominated in U.S. dollars in the Group’s consolidated condensed proforma statement of financial position as of December 31, 2021, as if such consideration had been received on January 1, 2021. The interest income and the related foreign exchange gain or loss from these U.S. dollar cash equivalents were accounted for by the Group in its consolidated condensed and proforma statement of income for the year ended December 31, 2021 as if the cash consideration had been received on January 1, 2021, and assuming that the aggregate amount of this consideration had been maintained as cash equivalents denominated in U.S. dollars during the year ended December 31, 2021. The annual interest rate applicable to these cash equivalents in U.S. dollars was of 0.06% for the year ended December 31, 2021, and the related interest income was presented as proforma consolidated finance income for the year ended December 31, 2021.

4. The aggregate consideration referred to above included an amount of U.S.$276.2 million related to the right of use of the broadcasting television concessions for 20 years beginning in 2022. This amount was accounted for as an advance from TelevisaUnivision in the Group’s consolidated condensed proforma statement of financial position as of December 31, 2021, as if the advance had been received on January 1, 2021, and it will be recognized by the Group as income in future years in the same term required for amortizing the amount paid by the Group for these concessions. For tax purposes, this advance from TelevisaUnivision was taxable on the payment date. As the Group will start to amortize the paid amount for these concessions and recognizing the related income for the advance received from TelevisaUnivision beginning in 2022, none proforma adjustments were accounted for these effects in the Group’s consolidated condensed proforma statements of income for the year ended December 31, 2021.

5. As of result of the consideration received by the Group in connection with the disposition of the Group’s net assets and the transfer of rights and intangible assets referred to above, the Group accounted for a related income tax expense in the aggregate amount of Ps.19,019,475, which represented an estimated effective rate of 26.2% similar to the actual paid rate.

6. The gain resulting from this transaction, net of related income taxes, for an amount of Ps.69,522,534, was classified as income of discontinued operations in the Group’s consolidated condensed proforma statement of income for the year ended December 31, 2021, as if this transaction had been carried out on January 1, 2021. The proforma gain on disposition of discontinued operations before and after income taxes, was as follows:

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		Proforma Gain on Disposition of Discontinued Operations		Proforma Gain on Discontinued Operations, Net of Income Taxes
Consolidated Condensed Proforma Statement of income for the year ended December 31, 2021	Ps.	69,522,534	Ps.	50,503,059

7. In connection with the common shares and preferred shares issued by TelevisaUnivision as consideration to the Group for this transaction, the Group’s share in the capital of TelevisaUnivision increased from 35.5% to 44.4% on an as-converted basis. Therefore, the Group accounted for as a proforma adjustment in its consolidated condensed proforma financial statement of income for the year ended December 31, 2021, a share of income or loss of 44.4% in the proforma income or loss of TelevisaUnivision for the year ended December 31, 2021. For purposes of recognizing its share in the consolidated results of TelevisaUnivision, the Group used the proforma consolidated financial statement of income of TelevisaUnivision for the year ended December 31, 2021, which was prepared by management of TelevisaUnivision on an IFRS basis and recognizing certain proforma adjustments, primarily in connection with the acquisition of the disposed businesses by the Group.

8. The consideration for the common and preferred shares issued by TelevisaUnivision and received by the Group as part of the transaction, included an amount of U.S.$750 million related to common shares, issued by TelevisaUnivision and U.S.$750 million related to preferred shares issued by TelevisaUnivision with an annual dividend of 5.5%. The common and preferred shares issued by TelevisaUnivision were classified under applicable IFRS Standards as investments in associates in the Group’s consolidated condensed proforma statement of financial position as of December 31, 2021, as if such investments had been made on January 1, 2021.

9. The consideration received by the Group in the form of preferred shares issued by TelevisaUnivision, which have an annual dividend of 5.5%, and are convertible in common shares of TelevisaUnivision, were considered for determining the Group’s share in the capital of TelevisaUnivision because they have features similar to common shares of TelevisaUnivision in accordance with the guidelines of applicable IFRS Standards. The annual dividend of 5.5% on the U.S.$750 million fair value of these preferred shares at the acquisition date, was recognized as part of the share in income of TelevisaUnivision in the Group’s consolidated condensed proforma statements of income for the year ended December 31, 2021, as if the transaction had been carried out and completed on January 1, 2021. These preferred shares were classified as investments in associates in the Group’s consolidated condensed proforma statement of financial position as of December 31, 2021.

10. The proforma adjustments related to the income tax for taxable or deductible results recognized in the Group’s consolidated condensed statements of income for the year ended December 31, 2021, were accounted for by using an income tax rate of 30%, which was the rate applicable in 2021 in accordance with the Mexican Income Tax Law. The Group’s base figures in its consolidated condensed proforma financial statements include an effective income tax rate for the results of operations as applicable to those base figures.

24.	Events after the Reporting Period

In February 2023, the Company’s Board of Directors approved a proposed dividend of Ps.0.35 per CPO payable in the second quarter of 2023, subject to approval of the Company’s stockholders.

In February 2023, Sky executed a revolving credit facility with a Mexican bank for an amount up to Ps.1,000,000, and with a maturity in 2028. The funds may be used for general corporate purposes, including the repayment of debt. Under the terms of this revolving credit facility, Sky is required to comply with certain restrictive covenants and financial coverage ratios. In March 2023, upon the maturity of loans with two Mexican banks, Sky repaid the remaining portions of these loans in the aggregate principal amount of Ps.1,000,000 with (i) available cash on hand in the amount of Ps.600,000 and (ii) funds from this revolving credit facility in the principal amount of Ps.400,000, plus interest payable on a monthly basis at the annual interest rate of TIIE plus 0.85%. As of March 31, 2023, the unused principal amount of this revolving credit facility amounted to Ps.600,000.

In March 2023, the Company received funds derived from insurance contracts in the amount of U.S.$73.5 million (Ps.1,325,600) in connection with a provision for the settlement of a class action lawsuit (see Note 22).

On April 20, 2023, the District Court granted preliminary approval of the settlement agreement discussed in Note 22. The settlement remains subject to notice to the class, final approval by the District Court, and the satisfaction of customary conditions to effectiveness. Within twenty business days of receiving of complete payment instructions, the Company must transfer the settlement amount to the designated escrow account that was established for the administration of the settlement.

On April 26, 2023, the Company’s stockholders approved, among other resolutions, (i) the audited consolidated financial statements of the Company as of December 31, 2022, and for the year ended on that date; (ii) the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO, which will be paid in May 2023; (iii) the cancellation in May 2023 of 8,294.7 million shares of the Company’s capital stock in the form of 70.9 million CPOs, which were repurchased by the Company in 2022 and 2023; and (iv) a reorganization to separate from the Company certain businesses of the Group’s Other Businesses segment, including the soccer operations, the Azteca Stadium, gaming operations, and publishing and distribution of magazines. This reorganization will be implemented through a partial spin-off (escisión) of the Company and the creation of a new holding company of the spun-off businesses, which will be listed on the Mexican Stock Exchange and will have conditions, including compliance with applicable law, as well as obtaining all required corporate and regulatory authorizations (see Note 3).

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- - - - - - - - -

Description of significant events and transactions

See Note 3 of the Disclosure of the interim financial reporting.

Dividends paid, ordinary shares:	[7] 1,053,392,000
Dividends paid, other shares:	0
Dividends paid, ordinary shares per share:	[8] 0.002991453
Dividends paid, other shares per share:	0

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Footnotes

[1] ↑
Current assets – Other current non-financial assets: As of December 31, 2022 and December 31, 2021, includes transmission rights and programming for Ps.888,344 thousand and Ps.7,591,669, thousands, respectively.
[2] ↑
Non-current assets – Other non-current non-financial assets: As of December 31, 2022 and December 31, 2021, includes transmission rights and programming for Ps.1,022,782 thousand and Ps.12,841,026 thousand, respectively.
[3] ↑
Total basic earnings (loss) per share: This information is related to earnings per CPO. The CPO are the securities traded in the Mexican Stock Exchange.
[4] ↑
Total diluted earnings (loss) per share: This information is related to earnings per diluted CPO. The CPO are the securities traded in the Mexican Stock Exchange.
[5] ↑
Breakdown of credits:

The Notes due in 2027 were contracted at a fixed rate.
The "Senior Notes" due in 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046 and 2049 were contracted at a fixed rate.

The exchange rates for the credits denominated in foreign currency were as follows:

Ps.19.4760 pesos per US dollar

Bank loans and Senior Notes are presented net of unamortized finance costs in the aggregate amount of Ps.994,735.

For more information on debt, see Note 9 of the Notes to the Unaudited Condensed Consolidated Financial Statements.
[6] ↑
Monetary foreign currency position:

The exchange rates used for translation were as follows:

Ps.19.4760 pesos per US dollar
     20.8878 pesos per euro
     21.1275 pesos per swiss franc
     14.4065 pesos per canadian dollar
       0.0040 pesos per colombian peso

Long-term liabilities include debt in the amount of U.S.$2,578,535 thousand, which has been designated as hedging instrument of foreign currency investments.
[7] and [8]
In April 2022, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO unit, which was paid in cash in May 2022, in the aggregate amount of Ps.1,053,392.

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MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA GRUPO TELEVISA, S.A.B.	QUARTER: 04	YEAR: 2022

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS REPORT FOR THE FOURTH QUARTER OF 2022, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ Alfonso de Angoitia Noriega	/s/ Bernardo Gómez Martínez
ALFONSO DE ANGOITIA NORIEGA	BERNARDO GÓMEZ MARTÍNEZ
CO-CHIEF EXECUTIVE OFFICER	CO-CHIEF EXECUTIVE OFFICER
/s/ Carlos Phillips Margain	/s/ Luis Alejandro Bustos Olivares
CARLOS PHILLIPS MARGAIN	LUIS ALEJANDRO BUSTOS OLIVARES
CORPORATE VICE PRESIDENT OF FINANCE	LEGAL VICE PRESIDENT AND
GENERAL COUNSEL

MEXICO CITY, MAY 2, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 5, 2023	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel